Form 10KSB, Exhibit 13
period 2004-10-31
SE FINANCIAL CORP
filed 2005-01-31
CIK 1277138

                                   EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

                                   EXHIBIT 13

                  PORTIONS OF THE ANNUAL REPORT TO STOCKHOLDERS
                   FOR THE FISCAL YEAR ENDED OCTOBER 31, 2004

Stock Price Information

The Company's Common Stock began trading on the OTC Electronic Bulletin Board ("OTCBB") on May 6, 2004 under the symbol "SEFL". On September 20, 2004, the Company paid a cash dividend of $.02 per share to stockholders of record as of September 3, 2004. The Company had approximately 160 stockholders of record as of January 7, 2005.

The following table sets forth the range of high and low closing prices of the Company's Common Stock for each quarterly period since initial trading began on May 6, 2004. The closing market price of the Common Stock on October 31, 2004 was $11.10.

For the Quarter Ended                High          Low         Dividends
---------------------               -------      -------      ----------
July 31, 2004                       $  9.95      $  9.40              na
October 31, 2004                    $ 11.12      $  9.50      $     0.02

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion is intended to assist in understanding the financial condition, and results of operations for SE Financial Corp. (the "Company") and its subsidiary St. Edmond's Federal Savings Bank, (the "Bank") at and for the fiscal years ended October 31, 2004 and 2003. The information in this section should be read in conjunction with the Company's consolidated statements and the accompanying notes filed under Item 7 of this Form 10-KSB.

GENERAL

Our net income is primarily based upon our net interest income, which is the difference between the income earned on interest-earning assets and the interest paid on interest-bearing liabilities. Non-interest income, non-interest expenses, the provision for losses and income tax expense also affect our results of operations.

CRITICAL ACCOUNTING POLICIES

The following discussion and analysis of the Company's financial condition and results of operations is based upon consolidated financial statements which have been prepared in accordance with U. S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures on contingent assets and liabilities at the date of our financial statements. The Company has established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Management believes that the determination of the allowances for loan losses is a critical policy.

ALLOWANCE FOR LOAN LOSSES. Evaluation of the allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for losses based upon evaluations of known and inherent losses in the loan portfolio that are both probable and reasonable to estimate. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it.

Management uses historical information to assess the allowance for loan losses as well as the prevailing business environment, as the Company is affected by changing economic conditions and various external factors, which may impact the Company's loan portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged off and reduced by loans charged off. For a full discussion of the Company's methodology of assessing the allowance for loan losses, refer to Note 1 of the consolidated financial statements.

The Notes to the consolidated financial statements identify other significant accounting policies used in the development and presentation of the Company's financial statements. This discussion and analysis of the significant accounting policies and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

COMPARISON OF FINANCIAL CONDITION AT OCTOBER 31, 2004 AND OCTOBER 31, 2003

ASSETS AND LIABILITIES. Total assets increased by $37.4 million to $124.8 million at October 31, 2004 from $87.4 million at October 31, 2003. This increase was primarily due to an increase in investment securities available for sale of $21.1 million and an increase in loans receivable, net of $14.1 million. The increase in these assets was funded by net proceeds of $23.0 million in connection with the Company's initial public offering, an increase in Federal Home Loan Bank borrowings of $10.0 million, and a $3.1 million increase in deposits.

Cash and cash equivalents decreased to $6.2 million at October 31, 2004 from $6.3 million at October 31, 2003. This decrease was primarily the result of temporary fluctuations with interest-bearing deposits with other banks due to the timing of customer activity and investments purchased.

Investment securities available for sale increased $21.1 million to $48.4 million at October 31, 2004 from $27.3 million at October 31, 2003. The increase is due to investment purchases primarily in U. S. Government mortgage-backed and agency securities, which were partially offset by investment calls, maturities and principal repayments on mortgage-backed securities. The mortgage-backed security portfolio now account for 61.4% of the total investment portfolio. The Company was able to fund this growth with an increase in borrowings from the Federal Home Loan Bank, an increase in deposits and the proceeds from the initial public offering.

Loans receivable, net increased $14.1 million to $64.8 million at October 31, 2004 from $50.7 million at October 31, 2003. The increase in loans receivable, net was the result of increases in single family 1-4 residential mortgages which includes owner and non-owner occupied properties, home equity loans and construction financing. Increased marketing efforts, competitive mortgage rates and increased participation activity helped the increase in the loan portfolio. The growth in loans receivable, net was funded by the increase in deposits and the proceeds from the initial public offering.

The allowance for loan losses increased to $342.9 thousand at October 31, 2004 from $262.6 thousand at October 31, 2003 and represented .53% of the gross loan portfolio at October 31, 2004. The Bank had nonaccrual loans of $53 thousand and $370 thousand at October 31, 2004 and October 31, 2003, respectively. Management does not believe the nonaccrual loans or any amounts classified as nonperforming will have a significant effect on operations or liquidity in 2005. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity or capital resources.

During the year ended October 31, 2004, the Company invested $1.8 million in bank-owned life insurance, commonly referred to as "BOLI". BOLI consists of individual policies purchased on the lives of executive officers and directors of the Company, and the beneficiary of such policies is the Bank. Returns on the investment of the cash value of the policy are included in the Company's non-interest income. Although funds for this investment came from other investments which reduced net interest income, the Company expects that the after-tax return from this investment, which will be reported as non-interest income, will more than offset the related reduction in net interest income. However, there can be no assurance that the return on this investment will offset the reduction in net interest income. The earnings associated with this product are considered to offset current employee benefits expense, as well as the addition of a deferred incentive retirement plan for officers and directors.

Total deposits increased to $75.4 million at October 31, 2004 from $72.3 million at October 31, 2003. This was primarily a result of an increase in transactional, money market deposit and savings accounts also known as "core" accounts. At October 31, 2004, "core" accounts comprised 29.7% of deposits. Also, certificates of deposit increased to $53.0 million and accounted for 70.3% of deposits at October 31, 2004. The increase in deposits was a result of increased marketing and competitive savings rates.

Federal Home Loan Bank borrowings, which include both long and short-term borrowings, increased to $16.6 million at October 31, 2004 from $6.6 million at October 31, 2003. The Company borrowed funds from the Federal Home Loan Bank to fund the purchase of U. S. government mortgage-backed securities.

STOCKHOLDERS' EQUITY. Total stockholders' equity increased $23.9 million to $31.6 million at October 31, 2004 from $7.7 million at October 31, 2003. This increase was attributable to net proceeds of $23.0 million in connection with the Company's initial public offering, net income of $742.3 thousand and other comprehensive income of $143.8 thousand offset by dividends paid. Accumulated other comprehensive income increased as a result of changes in the net unrealized gain on investment securities available for sale due to fluctuations in interest rates. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim period and year end period depending on economic and interest rate conditions. As part of its initial public offering, the Company created an Employee Stock Ownership Plan ("ESOP") for the benefit of employees with proceeds from a loan with the Company of $2.1 million. The ESOP trust acquired 206,310 shares of the Company's common stock.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED OCTOBER 31, 2004 AND OCTOBER 31, 2003

For the year ended October 31, 2004, the Company had net income of $742.3 thousand compared to $555.8 thousand for the year ended October 31, 2003, an increase of $186.5 thousand. This increase is attributable to an increase in net interest income after provision for loan losses, offset by a slight decrease in noninterest income and an increase in noninterest expense.

NET INTEREST INCOME. Net interest income for the year ended October 31, 2004 increased to $3.2 million from $2.7 million for the year ended October 31, 2003.

Interest income for the year ended October 31, 2004 totaled $5.3 million as compared to $5.1 million for the year ended October 31, 2003. This increase of $206.3 thousand was attributed primarily to an increase in the interest earned on investment securities offset by a decrease in the interest earned on loans receivable. The increase in the interest earned on investment securities was due to an increase in the average balance of investment securities to $37.1 million for the year ended October 31, 2004 from $27.8 million for the year ended October 31, 2003 offset by a decrease of 11 basis points in the weighted average yield on investment securities to 4.02% for the year ended October 31, 2004 from 4.13% for the year ended October 31, 2003. The decrease in the interest earned on loans receivable was due to a decrease of 94 basis points in the weighted average yield on loans receivable to 6.96% for the year ended October 31, 2004 from 7.90% for the year ended October 31, 2003 offset by an increase in the average balance of loans receivable of $5.0 million. The decrease in the yields in the portfolios noted above was the result of volume growth in the current lower rate environment.

Interest expense decreased to $2.2 million for the year ended October 31, 2004 from $2.4 million for the year ended October 31, 2003 and was primarily attributable to the current interest rate environment that resulted in a lowering of the cost of funds to 2.70% for the year ended October 31, 2004 as compared to 3.26% for the year ended October 31, 2003. The lowering of the cost of funds was the result of an increase in "core" accounts which have lower interest rates and the reduction in cost of funds in certificates of deposit as maturities were repriced at lower interest rates.

LOAN LOSS PROVISION. The provision for loan losses was $97 thousand for the year ended October 31, 2004 compared to $33 thousand for the year ended October 31, 2003. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the known and inherent losses in the loan portfolio that are both probable and reasonable to estimate. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations.

NONINTEREST INCOME. Total noninterest income decreased to $377.2 thousand for the year ended October 31, 2004 compared to $385.8 thousand for the year ended October 31, 2003. The decrease is principally due to a reduction in service charges and fees on deposit accounts in both the transactional fees being charged and the volume of related transactions and a reduction in miscellaneous loan fees offset by an increase in earnings on the investment in bank-owned life insurance of $69 thousand.

NONINTEREST EXPENSE. Noninterest expense increased slightly to $2.4 million for the year ended October 31, 2004 from $2.2 million for the year ended October 31, 2003. Compensation and employee benefit expense increased by approximately $212.9 thousand due to an increase in salaries and bonus, medical insurance premiums, the new ESOP plan, and the new incentive retirement plan for officers and directors. Occupancy and equipment expense decreased by approximately $27.4 thousand due to a reduction in rent and utility expense. Professional fees increased by approximately $67.5 thousand due to an increase in legal and accounting expense associated with the reporting requirements of being a publicly traded company. Other operating expenses increased by approximately $21.7 thousand due to an increase in loan origination costs, an increase in insurance costs, and an overall increase in general business expenses. Noninterest expenses are expected to increase in 2005 due to the full year's costs of professional fees associated with being a public company, full year's expenses from the employee stock ownership plan and salaries and benefits due to an increase in staff and may include additional expenses for a restricted stock plan.

INCOME TAXES. Income taxes declined to $267.5 thousand for the year ended October 31, 2004 from $290.0 thousand for the year ended October 31, 2003. This was due to an increase in tax-exempt income and a result of adjustments to prior year estimates of income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity management for the Company is measured and monitored on both a short- and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost to the Company. Both short- and long-term liquidity needs are addressed by maturities and sales of investment securities, and loan repayments and maturities. The use of these resources, in conjunction with access to credit, provides the core ingredients for satisfying depositor, borrower, and creditor needs.

The Company's liquid assets consist of cash and cash equivalents, certificates of deposit in other financial institutions and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At October 31, 2004, cash and cash equivalents totaled $6.2 million or 5.0% of total assets while investment securities classified as available for sale and certificates of deposit in other financial institutions totaled $48.6 million or 39.0% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB borrowings and the portion of the loan portfolio that matures within one year. These sources of funds will enable the Company to meet cash obligation and off-balances sheet commitments of $9.4 million as they come due in the upcoming year.

The Company's liquidity could be reduced if a significant amount of certificates of deposits, maturing with a short period of time, were not renewed. It has been the Company's experience that a significant portion of certificates of deposit remain with the Company after they mature and the Company believes that this will continue. Certificates of deposit maturing with one year or less at October 31, 2004 totaled $25.6 million. Total certificates of deposit were $53.0 million at October 31, 2004. Management does not anticipate any change in its pricing strategy relative to certificates of deposit and expects to maintain competitive pricing on these deposits, relative to the Company's liquidity needs. Depending on the Company's liquidity needs, if replacement funding were necessary, the Company could borrow additional funds from the Federal Home Loan Bank and could also sell available for sale securities.

Operating activities provided net cash of $1.2 million and $604 thousand for 2004 and 2003, respectively and were generated principally from net income of $742 thousand and $556 thousand in each of the respective periods.

Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. For 2004, cash used for investing activities primarily consisted of investment purchases of $34.4 million, an increase in loans receivable, net of $14.2 million, the purchase of bank-owned life insurance in the amount of $1.8 million and the purchase of FHLB stock in the amount of $444.0 thousand. Partially offsetting the cash used for investing activities was $13.4 million of proceeds from investment security maturities and repayments. For 2003, cash used for investing activities primarily consisted of investment purchases of $19.5 million. Partially offsetting the cash used for investing activities was $15.1 million of proceeds from investment security maturities and repayments, as well as net loan repayments of $746 thousand.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, advances by borrowers for taxes and insurance and activity relating to common stock. During 2004, net cash provided by financing activities totaled $36.0 million and was primarily derived from the net proceeds from the initial public offering, an increase in deposits and an increase in FHLB borrowings, both long and short-term. During 2003, net cash provided by financing activities totaled $2.1 million and was principally derived from an increase in deposits. The Company has $7.1 million in FHLB borrowings coming due in fiscal year 2005 and is expected to roll most of this into another loan with the FHLB.

                                         Less than    1-3 Years    4-5 Years     After 5
                              Total        1 Year                                 Years
                            ----------   ----------   ----------   ----------   ----------
                                                  (in thousands)
Federal Home Loan Bank
 borrowings                 $   16,576   $    7,065   $    6,011   $    2,500   $    1,000
                            ==========   ==========   ==========   ==========   ==========

At October 31, 2004, the Company had a maximum borrowing capacity of $78.3 million with the Federal Home Loan Bank.

The following table discloses the Company's loan commitments as of October 31, 2004, including unused lines of credit.

                                        Total
                                       Amounts     Less Than                                Over 5
                                      Committed      1 Year      1-3 Years    4-5 Years     Years
                                      ----------   ----------   ----------   ----------   ----------
                                                                (in thousands)
Construction loans in process         $    3,500   $    3,500   $        -   $        -   $        -
Other commitments to extend credit         5,935        5,935            -            -            -
                                      ----------   ----------   ----------   ----------   ----------
Total                                 $    9,435   $    9,435   $        -   $        -   $        -
                                      ==========   ==========   ==========   ==========   ==========

The Bank is subject to federal regulations imposing minimum capital requirements. Management monitors the Bank's Total risk-based, Tier I risk-based, and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At October 31, 2004, the Bank exceeded the minimum capital ratio requirements. The Bank's Total risk-based, Tier I risk-based, and Tier I leverage capital ratios were 42.8%, 42.1% and 18.2%, at October 31, 2004, respectively.

IMPACT OF INFLATION AND CHANGING PRICES

The Company's consolidated financial statements and related data herein have been prepared in accordance with U. S. generally accepted accounting principles, which require measurement of financial condition and results of operations in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Because the primary assets and liabilities of the Company are monetary in nature, changes in the general level of prices for goods and services have a relatively minor impact on total expenses. Increases in operating expenses such as salaries and maintenance are in part attributable to inflation.. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including the Company.

MARKET RISK AND NET PORTFOLIO VALUE

Market risk is the risk of loss of income from adverse changes in prices and rates that are set by the market. The Company is at risk because changes in interest rates may affect the income it receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect earnings if the rates of interest that the Company earns on its loans and investments does not change at the same speed, to the same extent or on the same basis as the interest rates the Company pays on its deposits and borrowings. The Company makes it a high priority to actively monitor and manage its exposure to interest rate risk.

At October 31, 2004, $18.4 million of the Company's certificates of deposit were five year certificates that have provisions which allow depositors to withdraw funds without incurring an early withdrawal penalty. If rates rise, these deposits may be withdrawn without penalty and the actual maturity of these certificates of deposit may be materially less than indicated. The Company no longer offers certificates of deposit with this no-penalty provision.

The Company seeks to manage interest rate sensitivity through its asset and liability committee which is comprised of members of management and the Board of Directors. The committee begins by evaluating the interest rate risk that is inherent in the makeup of the Bank's assets and liabilities. The committee then considers the Company's business strategy, current operating environment, capital and liquidity requirements, as well as the Company's current performance objectives, to determine an appropriate level of risk. The Board of Directors has adopted guidelines within which the Company manages its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates. These strategies include focusing the Company's investment activities on short and medium-term securities; emphasizing medium term loans and loans with adjustable rate features; maintaining and increasing transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rate; and utilizing deposit marketing programs to adjust the term or repricing of its liabilities.

The Company also monitors its interest rate sensitivity through the use of an asset/liability management model which estimates the change in its net portfolio value in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of assets, less the current market value of liabilities, plus or minus the current value of off-balance sheets items. The change in net portfolio value measures the Company's vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance sheet items as a result of an instantaneous change in the general level of interest rates (i.e. shock analysis). At October 31, 2004, the Company had off-balance sheet items which are described in Note 11 to the consolidated financial statements.

The following table lists the percentage change in the Company's net portfolio value assuming an immediate change in interest rates of plus or minus up to 300 basis points from the level at September 30, 2004. The -200 and -300 basis point scenarios are not shown due to the low prevailing interest rate environment.

                                                              NPV as % of Present Value
                        Net Portfolio Value ("NPV")                  of Assets
               -------------------------------------------    -------------------------
Changes in
Rates                                           Percent of
(basis                           Amount of $    NPV Change    NPV Ratio    Change (basis
points)        Estimated NPV      Change (1)           (2)      (%) (3)    points) (4)
-----------    -------------    ------------    ----------    ---------    -------------
                                (Dollars in thousands)
       +300           19,342          (5,624)          -23%       17.79%         -353 bp
       +200           21,596          (3,370)          -13%       19.31%         -201 bp
       +100           23,582          (1,384)           -6%       20.55%          -77 bp
          0           24,966                                      21.32%
       -100           25,180             214            +1%       21.27%           -5 bp

----------
(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3)  Calculated as estimated NPV divided by present value of total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

The net portfolio value model, shown above, which is prepared by the Office of Thrift Supervision, has certain shortcomings and is as of September 30, 2004, and not the Company's fiscal year end of October 31, 2004. Based on the model, certain assumptions are made that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the net portfolio value model assumes that the makeup of its interest rate sensitive assets and liabilities will remain constant over the period being measure. Thus, although using such a model can be instructive in providing an indication of the Company's exposure to interest rate risk, the Company cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.

AVERAGE BALANCE SHEET. The following table sets forth certain information relating to the Company for the years ended October 31, 2004 and 2003. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the years presented. Average balances are derived from daily balances. Yields on investment securities have been computed on a fully tax-equivalent basis ("FTE"). The FTE basis adjusts for the tax benefit of income on certain tax-exempt investments using the federal statutory rate of 34% for each period. The Company believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

                                                               For the Twelve Months Ended October 31,
                                               -------------------------------------------------------------------------
                                                              2004                                   2003
                                               -----------------------------------    ----------------------------------
                                                Average                  Average       Average                 Average
                                                Balance     Interest    Yield/Cost     Balance     Interest   Yield/Cost
                                               ---------    --------    ----------    ---------    --------   ----------
                                                                           (Dollars in thousands)
Interest-earning assets:
 Loan receivable net (1)                       $  54,807    $  3,816          6.96%   $  49,785    $  3,934         7.90%
 Investment securities                            37,083       1,424          4.02%      27,839       1,111         4.13%
Other interest-earning assets                      8,753          86          0.98%       5,487          75         1.37%
                                               ---------    --------                  ---------    --------
  Total interest-earning assets                  100,643    $  5,326          5.36%      83,111    $  5,120         6.21%
                                                            --------                               --------
Non-interest-earning assets                        4,566                                  3,375
                                               ---------                              ---------
  Total assets                                 $ 105,209                              $  86,486
                                               =========                              =========
Interest-bearing liabilities:
 Interest-bearing demand                       $   3,469    $     27          0.78%   $   2,968    $     36         1.21%
 Money market deposits                             5,297          73          1.38%       4,108          80         1.95%
 Savings accounts                                  9,654         113          1.17%       9,081         146         1.61%
 Certificates of deposits                         49,579       1,581          3.19%      52,490       1,965         3.74%
 FHLB advances                                    11,706         359          3.07%       6,664         222         3.33%
                                               ---------    --------                  ---------    --------
  Total interest-bearing liabilities              79,705    $  2,153          2.70%      75,311    $  2,449         3.24%
                                                            --------                               --------
 Non-interest-bearing liabilities                  7,587                                  3,486
                                               ---------                              ---------
  Total liabilities                               87,292                                 78,797
 Retained earnings                                17,917                                  7,689
                                               ---------                              ---------
  Total liabilities and retained earnings      $ 105,209                              $  86,486
                                               =========                              =========
 Net interest income                                        $  3,173                               $  2,671
                                                            ========                               ========
 Interest rate spread (2)                                                     2.66%                                 2.97%
                                                                        ==========                            ==========
 Net yield on interest-bearing assets (3)                                     3.22%                                 3.26%
                                                                        ==========                            ==========
 Ratio of average interest-earnings assets
  to average interest-bearing liabilities                                   126.27%                               110.36%
                                                                        ==========                            ==========

----------
(1) Non-accruing loans have been included in loans receivable, net, and the effect of such inclusion was not material.
(2) Interest rate spreads represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS. The relationship between the volume and rates of the company's interest-bearing assets and interest-bearing liabilities influences the Company's net interest income. The following table reflects the sensitivity of the Company's interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate);
(2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

                                                            Year Ended October 31,
                                        --------------------------------------------------------------
                                                2004 vs. 2003                    2003 vs. 2002
                                        -----------------------------    -----------------------------
                                         Increase (Decrease) Due to       Increase (Decrease) Due to
                                        -----------------------------    -----------------------------
                                        Volume      Rate        Net      Volume      Rate        Net
                                        -------    -------    -------    -------    -------    -------
                                                              (Dollars in thousands)
Interest and dividend income:
Loans receivable                        $   397    $  (515)   $  (118)   $  (452)   $  (264)   $  (716)
Investment securities and other             382        (69)       313         49        (32)        17
Other                                        45        (34)        11         96       (114)       (18)
                                        -------    -------    -------    -------    -------    -------
 Total interest-earnings assets         $   824    $  (618)   $   206    $  (307)   $  (410)   $  (717)
                                        =======    =======    =======    =======    =======    =======
Interest expense:
Interest-bearing demand                       6        (15)        (9)         1         (4)        (3)
Money market deposits                        23        (30)        (7)        22        (39)       (17)
Savings accounts                              9        (42)       (33)         9        (41)       (32)
Certificates of deposit                    (109)      (275)      (384)        70       (495)      (425)
Advances from FHLB and other                168        (31)       137        (26)       (46)       (72)
                                        -------    -------    -------    -------    -------    -------
 Total interest-bearing liabilities     $    97    $  (393)   $  (296)   $    76    $  (625)   $  (549)
                                        =======    =======    =======    =======    =======    =======
Chance in net interest income           $   727    $  (225)   $   502    $  (383)   $   215    $  (168)
                                        =======    =======    =======    =======    =======    =======

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 123 (Revised 2004), Share-Based Payment. The statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123 (Revised 2004) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt Fast No 123 (Revised 2004) on July 1, 2006 and is currently evaluating the impact the adoption of the standard will have on the Company's results of operations.

In October 2003, the American Institute of Certified Public Accountants issued SOP 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan that is acquired where it is probable, at acquisition, that a transferee will be unable to collect all contractually required payments receivable. SOP 03-3 requires the recognition, as accretable yield, of the excess of all cash flows expected at acquisition over the investor's initial investment in the loan as interest income on a level-yield basis over the life of the loan. The amount by which the loan's contractually required payments exceed the amount of its expected cash flows at acquisition may not be recognized as an adjustment to yield, a loss accrual, or a valuation allowance for credit risk. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. Early adoption is permitted. The adoption of SOP 03-3 is not expected to have a material impact on the consolidated financial statements.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               SE FINANCIAL CORP.
                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                OCTOBER 31, 2004

                                                                          Page
                                                                         Number
                                                                         ------
Report of Independent Registered Public Accounting Firm                    F-1
Financial Statements
  Consolidated Balance Sheet                                               F-2
  Consolidated Statement of Income                                         F-3
  Consolidated Statement of Changes in Stockholders' Equity                F-4
  Consolidated Statement of Cash Flows                                     F-5
Notes to the Consolidated Financial Statements                             F-6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SE Financial Corp.

We have audited the consolidated balance sheet of SE Financial Corp. and subsidiary as of October 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SE Financial Corp. and subsidiary as of October 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.


/s/ S. R. Snodgrass, A. C.

Wexford, PA
December 3, 2004

                               SE FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET

                                                                                       October 31,
                                                                             -------------------------------
                                                                                  2004             2003
                                                                             --------------   --------------
ASSETS
  Cash and due from banks                                                    $      817,854   $      675,001
  Interest-bearing deposits with other institutions                               5,362,940        5,628,890
                                                                             --------------   --------------
    Cash and cash equivalents                                                     6,180,794        6,303,891

  Certificates of deposit in other financial institutions                           188,490          183,483
  Investment securities available for sale                                       48,437,319       27,337,238
  Loans receivable (net of allowance for loan losses
   of $342,875 and $262,561)                                                     64,809,843       50,729,660
  Accrued interest receivable                                                       630,507          482,538
  Federal Home Loan Bank stock                                                    1,179,000          735,000
  Premises and equipment, net                                                     1,063,921        1,148,993
  Bank-owned life insurance                                                       1,866,689                -
  Other assets                                                                      422,599          446,503
                                                                             --------------   --------------
      TOTAL ASSETS                                                           $  124,779,162   $   87,367,306
                                                                             ==============   ==============
LIABILITIES
  Deposits                                                                   $   75,385,246   $   72,272,834
  Short-term borrowings                                                           7,000,000        4,000,000
  Federal Home Loan Bank borrowings                                               9,576,257        2,637,204
  Advances by borrowers for taxes and insurance                                     474,548          477,386
  Accrued interest payable                                                          113,839           49,703
  Other liabilities                                                                 626,749          258,521
                                                                             --------------   --------------
      TOTAL LIABILITIES                                                          93,176,639       79,695,648
                                                                             --------------   --------------
  Commitments and contingencies (Note 11)

STOCKHOLDERS' EQUITY

  Preferred stock - no par value; 2,000,000 shares authorized; none issued                -                -
  Common stock - $0.10 par value; 8,000,000 shares authorized; 2,578,875
   issued and outstanding                                                           257,888                -
  Additional paid-in capital                                                     24,841,836                -
  Retained earnings - substantially restricted                                    8,450,438        7,755,558
  Unallocated shares held by Employee Stock Ownership Plan ("ESOP")              (2,007,498)               -
  Accumulated other comprehensive income (loss)                                      59,859          (83,900)
                                                                             --------------   --------------
      TOTAL STOCKHOLDERS' EQUITY                                                 31,602,523        7,671,658
                                                                             --------------   --------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $  124,779,162   $   87,367,306
                                                                             ==============   ==============

See accompanying notes to the consolidated financial statements.

                               SE FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME

                                                                                  Year Ended October 31,
                                                                             -------------------------------
                                                                                  2004             2003
                                                                             --------------   --------------
INTEREST AND DIVIDEND INCOME
  Loans receivable                                                           $    3,815,819   $    3,934,009
  Investment securities:
    Taxable                                                                       1,294,584        1,034,380
    Exempt from federal income tax                                                  129,615           76,690
  Interest-bearing deposits with other institutions                                  73,065           57,321
  Other dividend income                                                              13,185           17,589
                                                                             --------------   --------------
      Total interest and dividend income                                          5,326,268        5,119,989
                                                                             --------------   --------------
INTEREST EXPENSE
  Deposits                                                                        1,793,613        2,227,809
  Short-term borrowings                                                              83,256           57,772
  Federal Home Loan Bank borrowings                                                 275,491          164,100
                                                                             --------------   --------------
      Total interest expense                                                      2,152,360        2,449,681
                                                                             --------------   --------------

NET INTEREST INCOME                                                               3,173,908        2,670,308
Provision for loan losses                                                            97,000           33,000
                                                                             --------------   --------------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                                 3,076,908        2,637,308
                                                                             --------------   --------------
NONINTEREST INCOME
  Service fees on deposit accounts                                                  271,492          319,052
  Earnings on bank-owned life insurance                                              69,053                -
  Other                                                                              36,671           66,780
                                                                             --------------   --------------
      Total noninterest income                                                      377,216          385,832
                                                                             --------------   --------------
NONINTEREST EXPENSE
  Compensation and employee benefits                                              1,307,791        1,094,923
  Occupancy and equipment                                                           244,255          271,647
  Federal deposit insurance premiums                                                 40,627           44,859
  Data processing expense                                                           292,880          296,342
  Professional fees                                                                 163,919           96,465
  Other                                                                             394,789          373,094
                                                                             --------------   --------------
      Total noninterest expense                                                   2,444,261        2,177,330
                                                                             --------------   --------------
Income before income taxes                                                        1,009,863          845,810
Income taxes                                                                        267,531          289,985
                                                                             --------------   --------------
NET INCOME                                                                   $      742,332   $      555,825
                                                                             ==============   ==============
PER SHARE DATA:
  Earnings per share - basic and diluted                                     $         0.20               NA
  Weighted average number of shares outstanding - basic and diluted               2,375,849               NA

See accompanying notes to the consolidated financial statements.

                               SE FINANCIAL CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                       Retained
                                                     Additional     Unallocated        Earnings-
                                         Common       paid-in       shares held      Substantially
                                         Stock        Capital         by ESOP         Restricted
                                       ---------    ------------    -------------    -------------
Balance, October 31, 2002              $       -    $          -    $           -    $   7,199,733
Net income                                     -               -                -          555,825
Other comprehensive loss:
  Unrealized loss on available
   for sale securities
   net of tax benefit of $163,887              -               -                -
Comprehensive income
                                       ---------    ------------    -------------    -------------
Balance, October 31, 2003                      -               -                -        7,755,558

Net income                                                                                 742,332
Issuance of common stock                 257,888      24,841,658       (2,063,100)
ESOP shares committed to be released                         178          55,602
Cash dividends ($.02 per share)                                                            (47,452)
Other comprehensive income:
  Unrealized gain on available
   for sale securities
   net of taxes of $74,058

Comprehensive income
                                       ---------    ------------    -------------    -------------
Balance, October 31, 2004              $ 257,888    $ 24,841,836    $  (2,007,498)   $   8,450,438
                                       =========    ============    =============    =============

                                        Accumulated
                                           Other            Total
                                       Comprehensive    Stockholders'   Comprehensive
                                       Income (loss)        Equity         Income
                                       -------------    -------------   -------------
Balance, October 31, 2002              $     187,158    $   7,386,891
Net income                                                    555,825   $     555,825
Other comprehensive loss:
  Unrealized loss on available
   for sale securities
   net of tax benefit of $163,887           (271,058)        (271,058)       (271,058)
                                                                        -------------
Comprehensive income                                                    $     284,767
                                       -------------    -------------   =============
Balance, October 31, 2003                    (83,900)       7,671,658

Net income                                                    742,332   $     742,332
Issuance of common stock                                   23,036,446
ESOP shares committed to be released                           55,780
Cash dividends ($.02 per share)                               (47,452)
Other comprehensive income:
  Unrealized gain on available
   for sale securities
   net of taxes of $74,058                   143,759          143,759         143,759
                                                                        -------------
Comprehensive income                                                    $     886,091
                                       -------------    -------------   =============
Balance, October 31, 2004              $      59,859    $  31,602,523
                                       =============    =============

See accompanying notes to the consolidated financial statements.

                               SE FINANCIAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                   Year Ended October 31,
                                                                              ------------------------------
                                                                                  2004              2003
                                                                              -------------    -------------
OPERATING ACTIVITIES
  Net income                                                                  $     742,332    $     555,825
  Adjustments to reconcile net income to net cash provided
   by operating activities:
     Provision for loan losses                                                       97,000           33,000
     Depreciation, amortization, and accretion                                      200,090          167,784
     Earnings on Bank-owned life insurance                                          (69,053)               -
     Increase (decrease) in principal and interest on loans sold payable             71,852         (112,522)
     Deferred federal income taxes                                                  (52,662)          77,339
     Decrease (increase) in accrued interest receivable                            (147,969)          12,831
     Increase (decrease) in accrued interest payable                                 64,136          (24,423)
     Other, net                                                                     323,922         (105,449)
                                                                              -------------    -------------
       Net cash provided by operating activities                                  1,229,648          604,385
                                                                              -------------    -------------
INVESTING ACTIVITIES
  Investment securities available for sale:
     Proceeds from principal repayments and maturities                           13,371,148       15,076,499
     Purchases                                                                  (34,352,918)     (19,541,205)
  Decrease (increase) in loans receivable, net                                  (14,210,118)         746,406
  Proceeds from sales of real estate owned                                           93,755          260,235
  Purchase of Federal Home Loan Bank stock                                         (444,000)         (92,900)
  Purchase of bank-owned life insurance                                          (1,797,636)               -
  Purchase of premises and equipment                                                (50,597)        (162,208)
                                                                              -------------    -------------
     Net cash used for investing activities                                     (37,390,366)      (3,713,173)
                                                                              -------------    -------------
FINANCING ACTIVITIES
  Increase in deposits, net                                                       3,112,412        2,257,724
  Net increase in short-term borrowings                                           3,000,000                -
  Proceeds from Federal Home Loan Bank borrowings                                 7,000,000                -
  Repayment of Federal Home Loan Bank borrowings                                    (60,947)         (57,138)
  Decrease in advances by borrowers
   for taxes and insurance, net                                                      (2,838)         (88,564)
  Net proceeds from the issuance of common stock                                 23,036,446                -
  Cash dividends                                                                    (47,452)               -
                                                                              -------------    -------------
      Net cash provided by financing activities                                  36,037,621        2,112,022
                                                                              -------------    -------------
      Decrease in cash and cash equivalents                                        (123,097)        (996,766)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    6,303,891        7,300,707
                                                                              -------------    -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $   6,180,794    $   6,303,941
                                                                              =============    =============
SUPPLEMENTAL CASH FLOW DISCLOSURES
  Cash paid:
     Interest                                                                 $   2,088,225    $   2,474,104
     Income taxes                                                                   199,932          317,717
  Noncash transactions:
     Transfers from loans to real estate acquired through foreclosure               126,122          312,813

See accompanying notes to the consolidated financial statements.

                               SE FINANCIAL CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

     NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     SE Financial Corp. (the "Company") was incorporated under Pennsylvania law in January 2004 for the purpose of serving as the holding company of St. Edmond's Federal Savings Bank (the "Bank") as part of the Bank's conversion from the mutual to stock form of organization (the "Conversion"). The primary business of the Company is to act as a holding company for the Bank. The Bank, a federally-chartered savings bank located in Philadelphia, Pennsylvania, whose principal sources of revenue emanate from its investment securities portfolio, its portfolio of residential real estate, commercial, and consumer loans as well as a variety of deposit services offered to its customers through two offices located in Philadelphia County, Pennsylvania, and Gloucester County, New Jersey. The Company is subject to regulation by the Office of Thrift Supervision (the "OTS"), while the Bank is subject to regulation and supervision by the OTS and the Federal Deposit Insurance Corporation.

     The consolidated financial statements include the accounts of the Company and the Bank, and the Bank's wholly-owned subsidiary, SE Investment Services Corp. ("Services Corp."), an inactive investment services and products provider. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company's financial statements is carried at the parent company's equity in the underlying net assets.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The accounting principles followed by the Company and the subsidiary and the methods of applying these principles conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

     INVESTMENT SECURITIES

     The Bank has classified investment securities, including mortgage-backed securities, as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for securities available for sale are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

     Common stock of the Federal Home Loan Bank ("FHLB") represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified separately on the Consolidated Balance Sheet.

     LOANS RECEIVABLE

     Loans are stated at the principal amount outstanding less the allowance for loan losses and net of deferred loan origination fees and costs. Interest on loans is recognized as income when earned on the accrual method.

     Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

     Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is amortizing these amounts over the contractual life of the related loans using the interest method.

     ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained at a level by management which represents the evaluation of known and inherent risks in the loan portfolio at the consolidated balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance is established through a provision which is charged to operations. Management's evaluation takes into consideration the risks inherent in the loan portfolio, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

     A commercial real estate loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Bank expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Bank estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

     Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

     PREMISES AND EQUIPMENT

     Premises, leasehold improvements, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the useful lives of the related assets, which range from 2 to 20 years for furniture, fixtures, and equipment and 30 to 31.5 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from three to five years. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

     REAL ESTATE OWNED

     Real estate owned is carried at the lower of cost or fair value minus estimated costs to sell. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds fair value minus estimated costs to sell. Operating expenses of such properties, net of related income, are expensed in the period incurred.

     FEDERAL INCOME TAXES

     The Company and subsidiary file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected based on the differences between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expense and benefit are based on the changes in the deferred tax assets or liabilities from period to period.

     EARNINGS PER SHARE

     The Company provides dual presentation of basic and diluted earnings per share. Basic and diluted earnings per share for the fiscal year ended October 31, 2004, is computed by dividing net income available to common stockholders (net income from May 5, 2004, through October 31, 2004, of $481,881) by the weighted-average number of common shares outstanding for the same period.

     CASH AND CASH EQUIVALENTS

     The Company has defined cash and cash equivalents as cash and due from banks and interest-bearing deposits with other institutions that have original maturities of less than 90 days.

     COMPREHENSIVE INCOME

     The Company is required to present comprehensive income and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In December 2004 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 123 (Revised 2004), Share-Based Payment. The statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123 (Revised 2004) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt FAS No. 123 (Revised 2004) on July 1, 2006, and is currently evaluating the impact the adoption of the standard will have on the Company's results of operations.

     In October 2003 the American Institute of Certified Public Accountants issued SOP 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan that is acquired where it is probable, at acquisition, that a transferee will be unable to collect all contractually required payments receivable. SOP 03-3 requires the recognition, as accretable yield, of the excess of all cash flows expected at acquisition over the investor's initial investment in the loan as interest income on a level-yield basis over the life of the loan. The amount by which the loan's contractually required payments exceed the amount of its expected cash flows at acquisition may not be recognized as an adjustment to yield, a loss accrual, or a valuation allowance for credit risk. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. Early adoption is permitted. The adoption of SOP 03-3 is not expected to have a material impact on the consolidated financial statements.

     RECLASSIFICATION OF COMPARATIVE AMOUNTS

     Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income or stockholders' equity.

2.   EARNINGS PER SHARE

     There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator.

     The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

                                                                   2004
                                                                ----------
     Weighted-average common shares outstanding                  2,578,875

     Average unallocated shares held by ESOP                      (203,026)
                                                                ----------
     Weighted-average common shares and
      common stock equivalents used to
      calculate basic earnings per share                         2,375,849
                                                                ==========
3.   INVESTMENT SECURITIES

     The amortized cost and estimated market value of investment securities available for sale are summarized as follows:

                                                                   2004
                                         ----------------------------------------------------------
                                                           Gross          Gross         Estimated
                                          Amortized      Unrealized     Unrealized       Market
                                             Cost          Gains          Losses          Value
                                         ------------   ------------   ------------    ------------
     AVAILABLE FOR SALE

     Fannie Mae                          $ 23,725,032   $    138,467   $    (50,781)   $ 23,812,718
     Freddie Mac                            2,673,274         19,086        (13,993)      2,678,367
     Government National Mortgage
      Association securities                3,192,711         65,014           (236)      3,257,489
                                         ------------   ------------   ------------    ------------
       Total mortgage-backed
        securities                         29,591,017        222,567        (65,010)     29,748,574
     U.S. government agency securities     13,457,313         44,475       (156,453)     13,345,335
     Corporate securities                   1,000,000              -         (6,500)        993,500
     Municipal securities - tax-exempt      4,113,449         68,113        (16,025)      4,165,537
                                         ------------   ------------   ------------    ------------
       Total debt securities               48,161,779        335,155       (243,988)     48,252,946
     Mutual funds                             184,843              -           (470)        184,373
                                         ------------   ------------   ------------    ------------
         Total                           $ 48,346,622   $    335,155   $   (244,458)   $ 48,437,319
                                         ============   ============   ============    ============

                                                                   2003
                                         ----------------------------------------------------------
                                                           Gross          Gross         Estimated
                                          Amortized      Unrealized     Unrealized       Market
                                             Cost          Gains          Losses          Value
                                         ------------   ------------   ------------    ------------
     AVAILABLE FOR SALE

     Fannie Mae                          $  7,935,480   $     73,560   $    (26,103)   $  7,982,937
     Freddie Mac                            1,676,458         15,283         (3,668)      1,688,073
     Government National Mortgage
      Association securities                1,229,529         32,871              -       1,262,400
                                         ------------   ------------   ------------    ------------
        Total mortgage-backed
         securities                        10,841,467        121,714        (29,771)     10,933,410
     U.S. government agency securities     13,721,409         40,534       (279,773)     13,482,170
     Municipal securities - tax-exempt      2,728,283         32,596        (20,369)      2,740,510
                                         ------------   ------------   ------------    ------------
        Total debt securities              27,291,159        194,844       (329,913)     27,156,090
     Mutual funds                             180,706            442              -         181,148
                                         ------------   ------------   ------------    ------------
         Total                           $ 27,471,865   $    195,286   $   (329,913)   $ 27,337,238
                                         ============   ============   ============    ============

     The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at October 31, 2004.

                                      Less than Twelve Months       Twelve Months or Greater               Total
                                    ---------------------------   ---------------------------   ---------------------------
                                      Estimated       Gross         Estimated        Gross        Estimated       Gross
                                       Market       Unrealized       Market       Unrealized       Market       Unrealized
                                        Value         Losses          Value         Losses          Value         Losses
                                    ------------   ------------   ------------   ------------   ------------   ------------
     Fannie Mae                     $ 12,361,066   $     47,251   $    671,538   $      3,530   $ 13,032,604   $     50,781
     Freddie Mac                         318,606          7,466        138,547          6,527        457,153         13,993
     Government National Mortgage
      Association securities             104,907            236              -              -        104,907            236
     U.S. government agency
      securities                       1,725,589         23,000      7,872,705        133,453      9,598,294        156,453
     Corporate securities                993,500          6,500              -              -        993,500          6,500
     Obligations of states and
      political subdivisions             341,976          8,799        510,680          7,226        852,656         16,025
     Mutual funds                        184,373            470              -              -        184,373            470
                                    ------------   ------------   ------------   ------------   ------------   ------------
       Total                        $ 16,030,017   $     93,722   $  9,193,470   $    150,736   $ 25,223,487   $    244,458
                                    ============   ============   ============   ============   ============   ============

     The policy of the Company is to recognize an other than temporary impairment of equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company review its position quarterly and has asserted that at October 31, 2004, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

     The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

     The amortized cost and estimated market value of debt securities at October 31, 2004, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have contractual maturities ranging from 4 to 30 years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                Estimated
                                                  Amortized      Market
                                                     Cost         Value
                                                ------------   ------------
     Due after one year through five years      $  7,697,682   $  7,640,530
     Due after five years through ten years       12,367,169     12,339,695
     Due after ten years                          28,096,928     28,272,721
                                                ------------   ------------
           Total                                $ 48,161,779   $ 48,252,946
                                                ============   ============

     Investment securities with amortized cost and estimated market values of $29,455,805 and $29,550,264 at October 31, 2004, and $6,639,705 and
     $6,737,536 at October 31, 2003 were pledged to secure deposits and other purposes required by law.

4.   LOANS RECEIVABLE

     Loans receivable consist of the following:

                                                                   2004           2003
                                                               ------------   ------------
     Mortgage loans:
        One-to-four family                                     $ 43,357,098   $ 36,149,150
        Multi-family                                              1,036,017        466,356
        Commercial                                                4,939,451      4,005,520
        Construction                                              5,536,598      1,416,030
                                                               ------------   ------------
                                                                 54,869,164     42,037,056
     Home equity loans and lines of credit                        9,798,082      8,409,279
     Loans on savings accounts                                      438,588        473,141
     Other                                                          140,648        151,234
                                                               ------------   ------------
                                                                 65,246,482     51,070,710
     Less:
        Net deferred loan fees and unamortized premiums              93,764         78,489
        Allowance for loan losses                                   342,875        262,561
                                                               ------------   ------------
          Total                                                $ 64,809,843   $ 50,729,660
                                                               ============   ============

     Mortgage loans serviced by the Company for others amounted to $3,120,786 and $5,886,718 at October 31, 2004 and 2003, respectively.

     The Company's primary business activity is with customers located within its local trade area. Commercial, residential, and personal loans are granted. Approximately $18.5 million, or 28.3 percent, and $10.6 million, or 20.7 percent, of the loan portfolio at October 31, 2004 and 2003, respectively, were composed of non owner-occupied rental property loan arrangements. In general, a substantial portion of the Company's loan customers' abilities to honor their loan agreements is dependent upon the economic stability of the immediate trade area.

     Activity in the allowance for loan losses for the years ended October 31 is summarized as follows:

                                                    2004          2003
                                                ------------   ------------
     Balance, beginning of period               $    262,561   $    266,700
     Add:
       Provision charged to operations                97,000         33,000
       Loan recoveries                                23,897         10,124
                                                ------------   ------------
                                                     383,458        309,824
     Less:
       Charge-offs                                    40,583         47,263
                                                ------------   ------------
     Balance, end of period                     $    342,875   $    262,561
                                                ============   ============

     In the normal course of business, loans are extended to officers, directors, and corporations in which they are beneficially interested as stockholders, officers, or directors. A summary of loan activity for those officers and directors with aggregate loan balances in excess of $60,000 for the year ended October 31, 2004, is as follows:

                                       Amounts
         2003         Additions       Collected      2004
       ---------      ---------       ---------    ---------
       $ 459,157      $       -       $ 166,962    $ 292,195

5.   FEDERAL HOME LOAN BANK STOCK

     The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one-twentieth of its outstanding FHLB borrowings, as calculated throughout the year.

6.   PREMISES AND EQUIPMENT

     Premises and equipment consist of the following:

                                                    2004           2003
                                                ------------   ------------
     Land                                       $    150,000   $    150,000
     Buildings and leasehold improvements          1,309,924      1,309,924
     Furniture, fixtures, and equipment            1,552,725      1,502,128
                                                ------------   ------------
                                                   3,012,649      2,962,052
     Less accumulated depreciation                 1,948,728      1,813,059
                                                ------------   ------------
       Total                                    $  1,063,921   $  1,148,993
                                                ============   ============

     Depreciation expense amounted to $135,669 and $137,612 for the years ended October 31, 2004 and 2003, respectively.

7.   DEPOSITS

     Deposit accounts are summarized at October 31 as follows:

                                                  2004                      2003
                                         ----------------------    ----------------------
                                             Amount         %          Amount        %
                                         -------------   ------    -------------   ------
     Non-interest-bearing demand         $   3,969,562      5.3 %  $   2,889,656      4.0 %
     NOW accounts                            2,997,083      4.0        3,232,298      4.5
     Money market deposit                    4,803,245      6.4        4,612,594      6.5
     Savings                                10,592,508     14.0        9,683,297     13.4
                                         -------------   ------    -------------   ------
                                            22,362,398     29.7       20,417,845     28.4
                                         -------------   ------    -------------   ------
     Time certificates of deposit:
        1.00 - 2.00%                        12,588,372     16.7       13,400,400     18.5
        2.01 - 4.00%                        23,973,348     31.8       18,534,202     25.6
        4.01 - 6.00%                        15,779,353     20.9       18,953,245     26.2
        6.01 - 8.00%                           681,775      0.9          967,142      1.3
                                         -------------   ------    -------------   ------
                                            53,022,848     70.3       51,854,989     71.6
                                         -------------   ------    -------------   ------
          Total                          $  75,385,246    100.0 %  $  72,272,834    100.0 %
                                         =============   ======    =============   ======

     The scheduled maturities of time certificates of deposit as of October 31, 2004, are as follows:

     Within one year                            $ 25,590,052
     Beyond one year but within two years          7,742,430
     Beyond two years but within three years       6,525,557
     Beyond three years but within four years      8,685,293
     Beyond four years but within five years       4,479,516
                                                ------------
        Total                                   $ 53,022,848
                                                ============

     Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $14,510,821 and $9,083,688 at October 31, 2004 and 2003, respectively. Deposits in excess of $100,000 are not federally insured.

     The scheduled maturities of time certificates of deposit in denominations of $100,000 or more at October 31, 2004, are as follows:

     Within three months                        $    965,586
     Three through six months                      1,862,328
     Six through twelve months                     6,144,272
     Over twelve months                            5,538,635
                                                ------------
                                                $ 14,510,821
                                                ============

     Interest expense by deposit category is as follows:

                                                    2004           2003
                                                ------------   ------------
     NOW                                        $     26,687   $     36,174
     Money market                                     73,038         80,146
     Savings                                         113,018        146,084
     Time certificates of deposit                  1,580,870      1,965,405
                                                ------------   ------------
       Total                                    $  1,793,613   $  2,227,809
                                                ============   ============

8.   SHORT-TERM BORROWINGS

     Short-term borrowings consisted of draws on the Bank's "RepoPlus" line of credit, fixed-rate, and fixed-term advances through the FHLB. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities, and the Bank's investment in FHLB stock.

     The following table sets forth information concerning short-term borrowings:

                                                        2004           2003
                                                    ------------   ------------
     Balance at year-end                            $  7,000,000   $  4,000,000
     Maximum amount outstanding at any month-end       8,900,000      4,000,000
     Average balance outstanding during the year       5,908,333      4,000,000
     Weighted-average interest rate:
       As of year-end                                       1.94%          1.31%
       Paid during the year                                 1.41%          1.44%

     Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expenses divided by the related average balance.

9.   FEDERAL HOME LOAN BANK BORROWINGS

     The following tables set forth information concerning advances with the
     FHLB:

                                                     Weighted-       Stated interest
                               Maturity range         average           rate range             At December 31,
          Description          from        to      interest rate     from        to           2004         2003
     ---------------------   --------   --------   -------------   --------   --------    -----------   -----------
     Convertible             02/18/10   02/18/10            5.91 %     5.91 %     5.91 %  $ 1,000,000   $ 1,000,000
     Mid Term Repo Fixed     05/01/06   04/30/07            2.97       2.63       3.30      6,000,000             -
     Fixed rate              04/30/08   08/20/08            5.29       3.86       6.24      2,500,000     1,500,000
     Fixed rate amortizing   11/03/05   11/03/05            6.47       6.47       6.47         76,257       137,204
                                                                                          -----------   -----------
                    Total                                                                 $ 9,576,257   $ 2,637,204
                                                                                          ===========   ===========

     Maturities of FHLB borrowings at October 31 are summarized as follows:

                                                 2004
                                      ---------------------------
           Year Ending                                 Weighted-
           October 31,                  Amount       average Rate
     ------------------------------   ------------   ------------
               2005                   $     65,009           6.47%
               2006                      3,011,248           2.64%
               2007                      3,000,000           3.30%
               2008                      2,500,000           5.29%
               2010                      1,000,000           5.91%
                                      ------------
                              Total   $  9,576,257           3.91%
                                      ============

     The Bank entered into a ten-year "Convertible Select" fixed commitment advance arrangement for $1,000,000 with the FHLB. Rates may be reset at the FHLB's discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change the Bank may exercise a put option and satisfy the obligation without penalty.

     All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as investment securities and mortgage loans which are owned by the Bank free and clear of any liens or encumbrances.
     In addition, the Bank has a maximum borrowing capacity of $78.3 million with the FHLB at October 31, 2004.

10.  INCOME TAXES

     The provision for income taxes consists of:

                                          2004           2003
                                      ------------   ------------
     Federal tax expense:
       Current                        $    286,551   $    151,955
       Deferred                            (52,662)        77,339
                                      ------------   ------------
                                           233,889        229,294
     State and local
       Current                              33,642         60,691
                                      ------------   ------------
       Total                          $    267,531   $    289,985
                                      ============   ============

     The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at October 31 are as follows:

                                                    2004           2003
                                                ------------   ------------
     Deferred tax assets:
       Allowance for loan losses                $    114,036   $     84,674
       Allowance for REO losses                       11,890          6,100
       Nonaccrual interest                               651          6,627
       Deferred compensation                          18,360              -
       Net unrealized loss on securities                   -         50,727
                                                ------------   ------------
         Total gross deferred tax assets             144,937        148,128
                                                ------------   ------------
     Deferred tax liabilities:
       Premises and equipment                         23,182         28,310
       Net unrealized gain on securities              30,836              -
                                                ------------   ------------
         Total gross deferred tax liabilities         54,018         28,310
                                                ------------   ------------
         Net deferred tax assets                $     90,919   $    119,818
                                                ============   ============

     No valuation allowance was established at October 31, 2004 and 2003, in view of the Company's ability to carryback to taxes paid in previous years and certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

     The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                                         2004                            2003
                                             ----------------------------    ----------------------------
                                                                 % of                            % of
                                                                Pretax                          Pretax
                                                 Amount         Income          Amount          Income
                                             ------------    ------------    ------------    ------------
     Provision at statutory rate             $    344,756            34.0 %  $    287,524            34.0 %
     State tax expense, net of federal tax         22,204             2.2          40,056             4.7
     Tax-exempt income                            (62,511)           (6.1)        (22,322)           (2.7)
     Other, net                                   (36,918)           (3.6)        (15,273)           (1.8)
                                             ------------    ------------    ------------    ------------
     Actual tax expense and effective rate   $    267,531            26.5 %  $    289,985            34.2 %
                                             ============    ============    ============    ============

     The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax that is calculated at 11.5 percent of Pennsylvania earnings based on accounting principles generally accepted in the United States of America with certain adjustments, as well as New Jersey corporate income tax calculated at 9.0 percent of adjusted federal taxable income apportioned to New Jersey.

11.  COMMITMENTS AND CONTINGENT LIABILITIES

     COMMITMENTS

     In the normal course of business, management makes various commitments that are not reflected in the accompanying consolidated financial statements. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements, as deemed necessary, in compliance with lending policy guidelines. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

     The off-balance sheet commitments consisted of the following:

                                                 2004            2003
                                             ------------    ------------
     Commitments to extend credit            $  9,435,473    $  3,272,732

     Included above are fixed rate commitments of approximately $4,730,000 with interest rates ranging from 4.375 percent to 7.50 percent. The commitments outstanding at October 31, 2004, contractually mature in less than one year.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments consisted primarily of available commercial and personal lines of credit and loans approved but not yet funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

     CONTINGENT LIABILITIES

     The Company is involved in various legal actions from the normal course of business activities. Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial position.

12.  EMPLOYEE BENEFITS

     SAVINGS PLAN

     The Company currently sponsors a 401(k) savings plan for substantially all employees and officers. Under the terms of the plan, the Company may match eligible employee contributions at the discretion of the Board of Directors not to exceed amounts allowable by law. All employees with at least one year of service who work over 1,000 hours per year are eligible to participate in the plan. The Company contributes 100 percent of the first 4 percent of an employee's contribution and 50 percent of the next 2 percent, for a maximum match of 5 percent. Such matching contributions vest over a three-year period. The Company made contributions of approximately $40,000 and $39,000 for the years ended October 31, 2004 and 2003, respectively.

     INCENTIVE RETIREMENT PLAN

     The Bank implemented an incentive compensation plan, effective January 1, 2004, to reward key management and the Board of Directors for achieving strategic goals of the Bank. Under such plan, the future value of units awarded to plan participants will be based upon the accumulation of future retained earnings of the Bank, on an unconsolidated basis, above the level of the Bank's retained earnings at January 1, 2004. As of the date of such award on January 1, 2004, such units had no value. The aggregate future value of such units will equal up to 10 percent of the accumulated future retained earnings of the Bank. Such units are earned and non-forfeitable after participants have completed not less than three years of service (including prior service) with the Bank. The participants have the option to choose how the benefit is paid based upon time of retirement. During 2004, $54,000 in expense was recognized under the Plan.

     EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

     In connection with the conversion, the Company created an ESOP for the benefit of employees who meet the eligibility requirements which includes having completed one year of service with the company or its subsidiary and attained age 21. The ESOP trust acquired 206,310 shares of the Company's stock from proceeds from a loan with the Company. The Company makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The ESOP trust's outstanding loan bears interest at 4.00 percent and requires a quarterly payment of principal and interest of $48,294 through April of 2018.

     As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the Consolidated Balance Sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. The Company's contribution expense for the ESOP was $55,780 for the year ended October 31, 2004.

     The following table presents the components of the ESOP shares:

                                                 2004
                                             ------------
     Allocated shares                               5,560

     Unreleased shares                            200,750
                                             ------------
     Total ESOP shares                            206,310
                                             ------------
     Fair value of unreleased shares         $  2,290,041
                                             ============

13.  REGULATORY RESTRICTIONS

     REGULATORY CAPITAL REQUIREMENTS

     Federal regulations require the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Core capital to average total assets.

     In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

     As of October 31, 2004 and 2003, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, core capital, and tangible equity capital ratios must be at least 10.0 percent, 6.0 percent,
     5.0 percent, and 1.5 percent, respectively. Management believes, as of October 31, 2004, the Bank met all capital adequacy requirements to which they are subject.

     The Bank's actual capital ratios are presented in the following tables, which show that the Bank met all regulatory capital requirements.

     The following table reconciles the Bank's capital under accounting principles generally accepted in the United States of America to regulatory capital.

                                                2004           2003
                                            ------------   ------------
     Total stockholders' equity             $ 20,943,918   $  7,671,658
     Accumulated other comprehensive loss          3,610         83,900
                                            ------------   ------------
     Tier I, core, and tangible capital       20,947,528      7,755,558

     Allowance for loan losses                   335,395        246,108
                                            ------------   ------------
     Total risk-based capital               $ 21,282,923   $  8,001,666
                                            ============   ============

     The Bank's actual capital ratios are presented in the following table:

                                                  2004                     2003
                                         ----------------------    ----------------------
                                             Amount       Ratio        Amount      Ratio
                                         -------------   ------    -------------   ------
     Total Capital
      (to Risk-weighted Assets)
      -------------------------
     Actual                              $  21,282,923     42.8%   $   8,001,666   21.0%
     For Capital Adequacy Purposes           3,976,560      8.0        3,049,680    8.0
     To Be Well Capitalized                  4,970,700     10.0        3,812,100   10.0

     Tier I Capital
      (to Risk-weighted Assets)
      -------------------------
     Actual                              $  20,947,528     42.1%   $   7,755,558   20.3%
     For Capital Adequacy Purposes           1,988,280      4.0        1,524,840    4.0
     To Be Well Capitalized                  2,982,420      6.0        2,287,260    6.0

     Core Capital
      (to Adjusted Assets)
      -------------------------
     Actual                              $  20,947,528     18.2%   $   7,755,558    8.9%
     For Capital Adequacy Purposes           4,593,630      4.0        3,500,132    4.0
     To Be Well Capitalized                  5,742,038      5.0        4,375,165    5.0

     Tangible Capital
      (to Adjusted Assets)
      -------------------------
     Actual                              $  20,947,528     18.2%   $   7,755,558    8.9%
     For Capital Adequacy Purposes           1,722,611      1.5        1,312,550    1.5
     To Be Well Capitalized                        N/A      N/A              N/A    N/A

14.  FAIR VALUE DISCLOSURE

     The estimated fair values of the Company's financial instruments are as follows:

                                                        2004                            2003
                                           -----------------------------   -----------------------------
                                              Carrying         Fair           Carrying         Fair
                                               Value           Value            Value          Value
                                           -------------   -------------   -------------   -------------
     Financial assets:
       Cash and cash equivalents           $   6,180,794   $   6,180,794   $   6,303,891   $   6,303,891
       Certificates of deposit in other
        financial institutions                   188,490         188,490         183,483         183,483
       Investment securities
        available for sale                    48,437,319      48,437,319      27,337,238      27,337,238
       Net loans receivable                   64,809,843      67,369,813      50,729,660      53,767,557
       Accrued interest receivable               630,507         630,507         482,538         482,538
       Federal Home Loan Bank stock            1,179,000       1,179,000         735,000         735,000
       Bank-owned life insurance               1,866,689       1,866,689               -               -

     Financial liabilities:
       Deposits                            $  75,385,246   $  75,559,909   $  72,272,834   $  73,962,039
       Short-term borrowings                   7,000,000       7,000,000       4,000,000       4,000,000
       Federal Home Loan Bank borrowings       9,576,257       9,726,968       2,637,204       2,977,845
       Accrued interest payable                  113,839         113,839          49,703          49,703

     Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

     Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

     If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

     As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Bank.

     The Bank employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

     CASH AND CASH EQUIVALENTS, ACCRUED INTEREST RECEIVABLE, FEDERAL HOME LOAN BANK STOCK, BANK-OWNED LIFE INSURANCE, SHORT-TERM BORROWINGS, AND ACCRUED INTEREST PAYABLE

     The fair value is equal to the current carrying value.

     INVESTMENT SECURITIES AVAILABLE FOR SALE

     The fair value of investment securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

     NET LOANS RECEIVABLE, CERTIFICATES OF DEPOSIT IN OTHER FINANCIAL INSTITUTIONS, DEPOSITS, AND FEDERAL HOME LOAN BANK BORROWINGS

     The fair value for loans is estimated by discounting contractual cash flows and adjusting for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar characteristics. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for certificates of deposit in other financial institutions, time deposits, and FHLB borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio with current market rates being offered for products of similar remaining maturities.

     COMMITMENTS TO EXTEND CREDIT

     These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 11.

15.  CONVERSION AND REORGANIZATION

     On January 15, 2004, the Board of Directors of the Bank ratified a Plan of Conversion (the "Conversion") pursuant to which the Company proposed to convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and concurrently formed a bank holding company.

     As part of the conversion process, SE Financial Corp. was organized in January 2004, at the direction of the Board of Directors of the Bank, for the purpose of acquiring all of the capital stock to be issued by the Bank in the Conversion. The Company became a bank holding company with its only significant assets being all of the outstanding capital stock of the Bank. The Conversion, completed on May 5, 2004, resulted in the Company issuing an aggregate of 2,578,875 shares of its common stock. Total proceeds of $25,788,750 were reduced by Conversion expenses of approximately $689,000, and the excess of proceeds over the par value of the stock was credited to additional paid-in capital. As a result of this Conversion, approximately $12,550,000 of the net proceeds received in the public offering was contributed to the Bank from the Company in exchange for all of the outstanding capital stock of the Bank.

     In accordance with regulations, at the time that the Bank converted from a mutual savings bank to a stock savings bank, a portion of retained earnings was restricted by establishing a liquidation account. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

16.  PARENT COMPANY

 Condensed financial statements of SE Financial Corp. are as follows:


                             CONDENSED BALANCE SHEET


                                                               October 31,
                                                                  2004
                                                               ------------
     ASSETS
       Cash                                                    $    782,423
       Investment securities available for sale                   9,926,545
       Investment in subsidiary                                  20,943,918
       Other assets                                                  50,025
                                                               ------------
     TOTAL ASSETS                                              $ 31,702,911
                                                               ============
     LIABILITIES AND STOCKHOLDERS' EQUITY
       Other liabilities                                       $    100,388
       Stockholders' equity                                      31,602,523
                                                               ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 31,702,911
                                                               ============




                          CONDENSED STATEMENT OF INCOME

                                                          For the period of
                                                              May 5 to
                                                             October 31,
                                                                2004
                                                          -----------------
     INCOME                                               $         171,972

     EXPENSES                                                         4,145
                                                          -----------------
     Net loss before income tax benefit                             167,827
     Income tax expense                                              67,692
                                                          -----------------
     Income before equity in undistributed net
      earnings of subsidiary                                        100,135
     Equity in undistributed net earnings of subsidiary             381,746
                                                          -----------------
     NET INCOME                                           $         481,881
                                                          =================

                        CONDENSED STATEMENT OF CASH FLOWS

                                                               For the period of
                                                                   May 5 to
                                                                  October 31,
                                                                     2004
                                                               -----------------
     OPERATING ACTIVITIES
       Net income                                              $         481,881
       Adjustments to reconcile net income to
        net cash provided by operating activities:
          Equity in undistributed net earnings of subsidiary            (381,746)
          Other, net                                                      75,497
                                                               -----------------
            Net cash provided by operating activities                    175,632
                                                               -----------------
     INVESTING ACTIVITIES
       Purchase of investment securities available for sale          (10,045,204)
       Proceeds from principal repayments and maturities                 212,774
       Capital contribution in subsidiary Bank                       (12,549,773)
                                                               -----------------
            Net cash used for investing activities                   (22,382,203)
                                                               -----------------
     FINANCING ACTIVITIES
       Proceeds from stock offering                                   23,036,446
       Cash dividends                                                    (47,452)
                                                               -----------------
            Net cash provided by financing activities                 22,988,994
                                                               -----------------
         Increase in cash                                                782,423

     CASH AT BEGINNING OF PERIOD                                               -
                                                               -----------------
     CASH AT END OF PERIOD                                     $         782,423
                                                               =================