Form 10KSB, Exhibit 13
period 2005-10-31
SE FINANCIAL CORP
filed 2006-01-30
CIK 1277138

EXHIBIT 13

ANNUAL REPORT TO STOCKHOLDERS

Corporate Profile

SE Financial Corp. (the “Company”) is the holding company for St. Edmond’s Federal Savings Bank (the “Bank”), a federal stock savings bank operating through its main office in Philadelphia, Pennsylvania and a branch office in Sewell, New Jersey. Originally founded in 1912 as the St. Edmond’s Building and Loan Association, the Bank converted to a federal mutual savings bank charter in 1995. In 2004, the Bank converted to the stock form and become a wholly owned subsidiary of the Company. The Bank is a member of the Federal Home Loan Bank (“FHLB”) System. Its deposits are insured up to applicable limits by the Savings Association Insurance Fund (“SAIF”) of the Federal Deposit Insurance Corporation (“FDIC”). The Company’s corporate headquarters are located at 1901-03 East Passyunk Avenue, Philadelphia, Pennsylvania and our main telephone number is (215) 468-1700. The Company also has a website at www.stedmondsfsb.com.

Market Information

The Company’s Common Stock began trading on the OTC Electronic Bulletin Board (“OTCBB”) on May 6, 2004 under the symbol “SEFL.” As of January 25, 2006, the Company had 138 registered holders of record; this number does not reflect the number of persons or entities who held stock on that date in nominee or "street" name though various brokerage firms.

The following table sets forth the range of high and low closing prices of the Company’s Common Stock for each quarterly period of the fiscal years ended October 31, 2005 and 2004, beginning with the initial trading on May 6, 2004. The closing market price of the Common Stock on October 31, 2005 was $13.35.

For the Quarter Ended	High	Low	Dividends

July 31, 2004	$9.95	$9.40	na
October 31, 2004	$11.12	$9.50	$0.02
January 31, 2005	$11.10	$10.80	$0.02
April 30, 2005	$11.85	$11.04	$0.02
July 31, 2005	$13.25	$11.55	$0.03
October 31, 2005	$14.00	$13.27	$0.03

The Company's ability to pay dividends to stockholders is subject to Pennsylvania law and depends also on dividends it receives from the Bank.  The Bank may not declare or pay a cash distribution to the Company if the effect thereof would cause the Bank's regulatory capital to be reduced below (i) the amount required for the liquidation account established in connection with the mutual-to-stock conversion, or (ii) the regulatory capital requirements imposed by the Office of Thrift Supervision.

Selected Consolidated Financial Data

	At or for the Year Ended October 31,

	2005	2004	2003

	(In thousands, except per share data)
Balance Sheet:
Assets	$147,431	$124,779	$87,367
Loans receivable, net	84,602	64,810	50,730
Investment securities	52,233	48,437	27,337
Cash and cash equivalents	2,163	6,181	6,304
Deposits	87,408	75,385	72,273
FHLB borrowings	27,935	16,576	6,637
Total stockholders’ equity	31,063	31,603	7,672
Summary of Operations:
Interest and dividend income	7,099	$5,326	$5,120
Interest expense	2,802	2,152	2,450

Net interest income	4,297	3,174	2,670
Provision for loan losses	150	97	33

Net interest income after provision for loan losses	4,147	3,077	2,637
Noninterest income	446	377	386
Noninterest expense	3,538	2,444	2,177

Income before income taxes	1,055	1,010	846
Income taxes	299	268	290

Net income	$756	$742	$556

Per Share Data:
Earnings per share – Basic and Diluted	$0.32	$0.20	na
Book value per share	13.21	13.29	na
Performance Ratios:
Return on average assets (net income divided by
average total assets)	0.58%	0.71%	0.64%
Return on average equity (net income divided by
average equity)	2.39	4.14	7.23
Net interest rate spread	2.80	2.66	2.97
Net interest margin on average interest-earning
assets	3.53	3.22	3.26
Average interest-earning assets to average
interest-bearing liabilities	132.69	126.27	110.36
Efficiency ratio (noninterest expense divided by
the sum of net interest income and noninterest
income)	74.59	68.83	71.24
Asset Quality Ratios:
Nonperforming loans to total loans, net	0.08	0.14	0.75
Nonperforming assets to total assets	0.05	0.13	0.48
Net charge-offs to average loans outstanding	(0.02)	0.03	0.07
Allowance for loan losses to total loans	0.60	0.53	0.51
Allowance for loan losses to non-performing loans	734.78	381.11	68.85
Capital Ratios:
Average equity to average assets (average equity
divided by average total assets)	24.35	17.03	8.89
Equity to assets at period end	21.07	25.33	8.78

Management’s Discussion and Analysis

The following discussion is intended to assist in understanding the financial condition, and results of operations for SE Financial Corp. (the “Company”) and its subsidiary St. Edmond’s Federal Savings Bank, (the “Bank”) at and for the fiscal years ended October 31, 2005 and 2004. The information in this section should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes beginning on Page F-1 of this document.

Forward Looking Statements

When used in this discussion and elsewhere in this Annual Report, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “intend” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

General

Our net income is primarily based upon our net interest income, which is the difference between the income earned on interest-earning assets and the interest paid on interest-bearing liabilities. Non-interest income, non-interest expenses, the provision for losses and income tax expense also affect our results of operations.

Critical Accounting Policies

The following discussion and analysis of the Company’s financial condition and results of operations is based upon consolidated financial statements which have been prepared in accordance with U. S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures on contingent assets and liabilities at the date of our financial statements. The Company has established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Management believes that the determination of the allowances for loan losses is a critical policy.

Allowance for Loan Losses. Evaluation of the allowance for loan losses involves a high degree of judgment. The Company’s allowance for loan losses provides for losses based upon evaluations of known and inherent losses in the loan portfolio that are both probable and reasonable to estimate. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it.

Management uses historical information to assess the allowance for loan losses as well as the prevailing business environment, as the Company is affected by changing economic conditions and various external factors, which may impact the Company’s loan portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged off and reduced by loans charged off. For a full discussion of the Company’s methodology of assessing the allowance for loan losses, refer to Note 1 of the consolidated financial statements.

The Notes to the consolidated financial statements identify other significant accounting policies used in the development and presentation of the Company’s financial statements. This discussion and analysis of the significant accounting policies and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

Comparison of Financial Condition at October 31, 2005 and October 31, 2004

Assets and Liabilities. Total assets increased by $22.6 million to $147.4 million at October 31, 2005 from $124.8 million at October 31, 2004. This increase was primarily due to an increase in investment securities of $3.8 million and an increase in loans receivable, net of $19.8 million. The increase in these assets was funded by an increase in Federal Home Loan Bank borrowings of $11.4 million, and a $12.0 million increase in deposits.

Cash and cash equivalents decreased to $2.2 million at October 31, 2005 from $6.2 million at October 31, 2004. This decrease was primarily the result of temporary fluctuations with interest-bearing deposits with other banks due to the timing of customer activity and investments purchased.

Investment securities increased $3.8 million to $52.2 million at October 31, 2005 from $48.4 million at October 31, 2004. The increase is due to investment purchases primarily in U. S. Government mortgage-backed securities, municipal bonds and corporate bonds which were partially offset by investment sales, calls, maturities and principal repayments on mortgage-backed securities. The mortgage-backed security portfolio now accounts for 63.3% of the total investment portfolio. The Company was able to fund this growth with an increase in borrowings from the Federal Home Loan Bank and an increase in deposits.

Loans receivable, net increased $19.8 million to $84.6 million at October 31, 2005 from $64.8 million at October 31, 2004. The increase in loans receivable, net was primarily the result of increases in single family 1-4 residential mortgages (which includes owner and non-owner occupied properties) of $9.5 million, home equity loans of $2.9 million and construction financing of $7.5 million. Increased marketing efforts, competitive mortgage rates and increased participation activity helped increase the loan portfolio. The growth in loans receivable, net was funded by the increase in deposits and borrowings from the Federal Home Loan Bank.

The allowance for loan losses increased to $506.7 thousand at October 31, 2005 from $342.9 thousand at October 31, 2004 and represented 0.60% of the gross loan portfolio at October 31, 2005. The Bank had nonaccrual loans of $69 thousand and $53 thousand at October 31, 2005 and October 31, 2004, respectively. Management does not believe the nonaccrual loans or any amounts classified as nonperforming will have a significant effect on operations or liquidity in 2006. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity or capital resources.

Premises and Equipment increased $1.0 million to $2.1 million at October 31, 2005 from $1.1 million at October 31, 2004 due mainly to construction in process associated with the anticipated opening of two new neighborhood banking offices.

During the year ended October 31, 2005, the Company invested $1.0 million in bank-owned life insurance, commonly referred to as “BOLI”. The Company previously made a $1.8 million BOLI investment during the year ended October 31, 2004. BOLI consists of individual policies purchased on the lives of executive officers and directors of the Company, and the beneficiary of such policies is the Bank. Returns on the investment of the cash value of the policy are included in the Company’s non-interest income. Although funds for this investment came from other investments which reduced net interest income, the Company expects that the after-tax return from this investment, which will be reported as non-interest income, will more than offset the related reduction in net interest income. However, there can be no assurance that the return on this investment will offset the reduction in net interest income. The earnings associated with this product are considered to offset employee benefits expenses.

Total deposits increased to $87.4 million at October 31, 2005 from $75.4 million at October 31, 2004. This was a result of a net increase in transactional, money market deposit and savings accounts, also known as “core” accounts, of $4.6 million to $27.0. At October 31, 2005, “core” accounts comprised 30.9% of deposits. Also, certificates of deposit increased $7.4 million to $60.4 million and accounted for 69.1% of deposits at October 31, 2005. The increase in deposits was a result of increased marketing and competitive savings rates.

Federal Home Loan Bank borrowings, which include both long and short-term borrowings, increased to $27.9 million at October 31, 2005 from $16.6 million at October 31, 2004. The Company borrowed funds from the Federal Home Loan Bank to fund loan originations and the purchase of investment securities.

Stockholders’ Equity. Total stockholders’ equity decreased $539.6 thousand to $31.1 million at October 31, 2005 from $31.6 million at October 31, 2004. This decrease was attributable to other comprehensive loss of $673.2 thousand, the purchase of treasury stock of $581.1 thousand, and dividends paid, offset in part by net income of $755.8 thousand. Accumulated other comprehensive loss was a result of changes in the net unrealized loss on investment securities available for sale due to fluctuations in interest rates. Because of interest rate volatility, accumulated other comprehensive income or loss could materially fluctuate for each interim period and year end period depending on economic and interest rate conditions.

Comparison of the Results of Operations for the Fiscal Years Ended October 31, 2005 and October 31, 2004

For the year ended October 31, 2005, the Company had net income of $755.8 thousand compared to $742.3 thousand for the year ended October 31, 2004, an increase of $13.4 thousand. This increase is attributable to an increase in net interest income after provision for loan losses and an increase in noninterest income, offset by an increase in noninterest expense.

Net Interest Income. Net interest income for the year ended October 31, 2005 increased to $4.3 million from $3.2 million for the year ended October 31, 2004.

Interest income for the year ended October 31, 2005 totaled $7.1 million as compared to $5.3 million for the year ended October 31, 2004. This increase of $1.8 million was attributable primarily to an increase in the interest earned on loans receivable. The increase in the interest earned on loans receivable was due to an increase in the average balance of loans receivable to $73.4 million for the year ended October 31, 2005 from $54.8 million for the year ended October 31, 2004, slightly offset by a decrease of 6 basis points in the weighted average yield on loans receivable to 6.90% for the year ended October 31, 2005 from 6.96% for the year ended October 31, 2004. The decrease in the average yield on the loan portfolio was the result of volume growth in the lower rate environment for the year ended October 31, 2005. Interest earned on investment securities increased by $526 thousand and was due to an increase in the average balance of investment securities to $47.9 million for the year ended October 31, 2005 from $37.1 million for the year ended October 31, 2004 augmented by an increase of 25 basis points in the weighted average yield on investment securities to 4.27% for the year ended October 31, 2005 from 4.02% for the year ended October 31, 2004. The increase in the average yield on the investment portfolio was principally due to purchases of municipal securities and corporate bonds providing a higher taxable equivalent yield for the portfolio.

Interest expense increased to $2.8 million for the year ended October 31, 2005 from $2.2 million for the year ended October 31, 2004 and was attributable to a $14.1 million in average interest-bearing liabilities augmented by an increase in the cost of funds to 2.99% for the year ended October 31, 2005 as compared to 2.70% for the year ended October 31, 2004. The increase in the cost of funds was the result of a general increase in the current interest rate environment.

Loan Loss Provision. The provision for loan losses was $150.2 thousand for the year ended October 31, 2005 compared to $97.0 thousand for the year ended October 31, 2004. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the known and inherent losses in the loan portfolio that are both probable and reasonable to estimate. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations.

Noninterest Income. Total noninterest income increased to $446.3 thousand for the year ended October 31, 2005 compared to $377.2 thousand for the year ended October 31, 2004. The increase is principally due to net gains on sale of investment securities of $32.2 thousand and an increase in earnings on the investment in bank-owned life insurance of $25.5 thousand due to the additional purchase of $1.0 million of bank-owned life insurance.

Noninterest Expense. Noninterest expense increased to $3.5 million for the year ended October 31, 2005 from $2.4 million for the year ended October 31, 2004. Compensation and employee benefit expense increased by approximately $530.4 thousand due to additions to staff, a severance payment to the Company’s former president, normal salary increases, implementation of an employee stock ownership plan in 2004, and increased medical insurance costs. Occupancy and equipment expense decreased by approximately $20.8 thousand due to a reduction in depreciation expense in connection with furniture, fixtures and equipment. Professional fees increased by approximately $327.2 thousand due mainly to costs associated with the Company’s annual meeting and legal expenses incurred to defend against the actions of a dissident shareholder, accounting, auditing and legal fees that resulted from becoming a public reporting company, including SOX compliance expenses, strategic planning costs and external loan review costs. Other operating expenses increased by approximately $215.4 thousand due mainly to increased advertising costs, telecommunications enhancement expense, supplies expense, costs related to the production of the annual report and proxy and costs associated with becoming a public company. Noninterest expense is expected to increase in 2006 due to the operating costs associated with the opening of two new Neighborhood Banking Offices and salaries and benefits due to an increase in staff.

Income Taxes. Income taxes increased to $299.2 thousand for the year ended October 31, 2005 from $267.5 thousand for the year ended October 31, 2004, primarily due to an increase in taxable income.

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

The Company’s liquid assets consist of cash and cash equivalents, certificates of deposit in other financial institutions and investment securities classified as available for sale. The level of these assets is dependent on the Company’s operating, investing, and financing activities during any given period. At October 31, 2005, cash and cash equivalents totaled $2.2 million or 1.47% of total assets while investment securities classified as available for sale and certificates of deposit in other financial institutions totaled $50.3 million or 34.1% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB borrowings and the portion of the loan portfolio that matures within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments of $15.3 million as they come due in the upcoming year.

The Company’s liquidity could be reduced if a significant amount of certificates of deposits, maturing with a short period of time, were not renewed. It has been the Company’s experience that a significant portion of certificates of deposit remain with the Company after they mature and management believes that this will continue. Certificates of deposit maturing within one year at October 31, 2005 totaled $34.5 million. Total certificates of deposit were $60.4 million at October 31, 2005. Management does not anticipate any change in its pricing strategy relative to certificates of deposit and expects to maintain competitive pricing on these deposits, relative to the Company’s liquidity needs. Depending on the Company’s liquidity needs, if replacement funding were necessary, the Company could borrow additional funds from the Federal Home Loan Bank and could also sell available for sale securities.

Operating activities provided net cash of $634 thousand and $1.2 million for 2005 and 2004, respectively and were generated principally from net income of $756 thousand and $742 thousand in each of the respective periods.

Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. For 2005, cash used for investing activities primarily consisted of investment purchases of $20.5 million, an increase in loans receivable, net of $19.8 million, the purchase of premises and equipment of $1.2 million, the purchase of bank-owned life insurance in the amount of $1.0 million and the net purchase of FHLB stock in the amount of $470.9 thousand. Primarily offsetting the cash used for investing activities during 2005 was $7.2 million of proceeds from investment security maturities and repayments and $8.4 million of proceeds from sales of securities. For 2004, cash used for investing activities primarily consisted of investment purchases of $34.4 million, an increase in loans receivable, net of $14.2 million, the purchase of bank-owned life insurance in the amount of $1.8 million and the purchase of FHLB stock in the amount of $444.0 thousand. Partially offsetting the cash used for investing activities during 2004 was $13.4 million of proceeds from investment security maturities and repayments.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, advances by borrowers for taxes and insurance and activity relating to common stock. During 2005, net cash provided by financing activities totaled $22.5 million and was primarily derived from an increase in deposits and an increase in FHLB borrowings, both long- and short-term, partially offset by the repayment of FHLB borrowings and the purchase of treasury stock. During 2004, net cash provided by financing activities totaled $36.0 million and was primarily derived from the net proceeds from the initial public offering, an increase in deposits and an increase in FHLB borrowings, both long and short-term. The Company has $3.7 million in FHLB borrowings coming due in fiscal year 2006 and management expects to roll most or all of this into another loan with the FHLB.

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

	(in thousands)
Federal Home Loan Bank borrowings	$27,935	$16,494	$8,441	$1,000	$2,000

At October 31, 2005, the Company had a maximum borrowing capacity of $85.8 million with the Federal Home Loan Bank.

The following table discloses the Company’s loan commitments as of October 31, 2005, including unused lines of credit.

	Total Amounts Committed	Less than 1 Year		1-3 Years		4-5 Years		Over 5 Years

Construction loans in process	$6,982	$6,982	$		$		$
Other commitments to extend credit	8,354	8,354
Lease commitments	1,162	84		211		224		643

Total	$16,498	$15,420		$211		$224		$643

The Bank is subject to federal regulations imposing minimum capital requirements. Management monitors the Bank’s Total risk-based, Tier I risk-based, and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At October 31, 2005, the Bank exceeded the minimum capital ratio requirements. The Bank’s Total risk-based, Tier I risk-based, and Tier I leverage capital ratios were 34.0%, 33.2% and 15.3%, at October 31, 2005, respectively.

Impact of Inflation and Changing Prices

The Company’s consolidated financial statements and related data herein have been prepared in accordance with U. S. generally accepted accounting principles, which require measurement of financial condition and results of operations in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Because the primary assets and liabilities of the Company are monetary in nature, changes in the general level of prices for goods and services have a relatively minor impact on total expenses. Increases in operating expenses such as salaries and maintenance are in part attributable to inflation. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including the Company.

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

At October 31, 2005, $10.4 million of the Company’s certificates of deposit were five year certificates that have provisions which allow depositors to withdraw funds without incurring an early withdrawal penalty. If rates rise, these deposits may be withdrawn without penalty and the actual maturity of these certificates of deposit may be materially less than indicated. The Company no longer offers certificates of deposit with this no-penalty provision.

The Company seeks to manage interest rate sensitivity through its asset and liability committee which is comprised of members of management and the Board of Directors. The committee begins by evaluating the interest rate risk that is inherent in the makeup of the Bank’s assets and liabilities. The committee then considers the Company’s business strategy, current operating environment, capital and liquidity requirements, as well as the Company’s current performance objectives, to determine an appropriate level of risk. The Board of Directors has adopted guidelines within which the Company manages its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates. These strategies include focusing the Company’s investment activities on short and medium-term securities; emphasizing medium term loans and loans with adjustable rate features; maintaining and increasing transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rate; and utilizing deposit marketing programs to adjust the term or repricing of its liabilities.

The Company also monitors its interest rate sensitivity through the use of an asset/liability management model which estimates the change in its net portfolio value in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of assets, less the current market value of liabilities, plus or minus the current value of off-balance sheets items. The change in net portfolio value measures the Company’s vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance sheet items as a result of an instantaneous change in the general level of interest rates (i.e. shock analysis). At October 31, 2005, the Company had off-balance sheet items which are described in Note 11 to the consolidated financial statements.

The following table lists the percentage change in the Company’s net portfolio value assuming an immediate change in interest rates of plus or minus up to 300 basis points from the level at September 30, 2005. The -300 basis point scenario is not shown due to the low prevailing interest rate environment.

	Net Portfolio Value ("NPV")			NPV as % of Present Value of Assets

Changes In Rates (basis points)	Estimated NPV ($)	Amount of $ Change (1)	Percent of NPV Change (2)	NPV Ratio %(3)	Change (basis Points) (4)

	(Dollars in thousands)

+ 300	19,668	(6,255)	-24%	15.49%	(350) bp
+ 200	21,954	(3,969)	-15%	16.85%	(214) bp
+ 100	24,234	(1,688)	-7%	18.13%	(86) bp
0	25,923	—	—	18.99%	—
- 100	27,334	1,411	+5%	19.65%	65 bp
- 200	27,404	1,481	+6%	19.50%	51 bp

_____________

(1)	Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2)	Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3)	Calculated as estimated NPV divided by present value of total assets.
(4)	Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

The net portfolio value model, shown above, which is prepared by the Office of Thrift Supervision, has certain shortcomings and is as of September 30, 2005, and not the Company’s fiscal year end of October 31, 2005. Based on the model, certain assumptions are made that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the net portfolio value model assumes that the makeup of its interest rate sensitive assets and liabilities will remain constant over the period being measured. Thus, although using such a model can be instructive in providing an indication of the Company’s exposure to interest rate risk, the Company cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.

Average Balance Sheet

The following table sets forth certain information relating to the Company for the years ended October 31, 2005 and 2004. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the years presented. Average balances are derived from daily balances. Yields on investment securities have been computed on a fully tax-equivalent basis (“FTE”). The FTE basis adjusts for the tax benefit of income on certain tax-exempt investments using the federal statutory rate of 34% for each period. The Company believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

	For the Twelve Months Ended October 31,

		2005			2004

	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

	(Dollars in thousands)

Interest-earning assets:
Loan receivable net (1)	$73,363	$5,060	6.90%	$54,807	$3,816	6.96%
Investment securities	47,932	1,950	4.27%	37,083	1,424	4.02%
Other interest-earning assets	3,117	89	2.86%	8,753	86	0.98%

Total interest-earning assets	124,412	$7,099	5.78%	100,643	$5,326	5.36%

Non-interest-earning assets	5,464			4,566

Total assets	$129,876			$105,209

Interest-bearing liabilities:
Interest-bearing demand	$4,259	$57	1.36%	$3,469	$26	0.78%
Money market deposits	5,634	93	1.65%	5,297	73	1.38%
Savings accounts	10,349	118	1.14%	9,654	113	1.17%
Certificates of deposit	55,348	1,853	3.35%	49,579	1,581	3.19%
FHLB advances	18,173	681	3.75%	11,706	359	3.07%

Total interest-bearing liabilities	93,763	$2,802	2.99%	79,705	$2,152	2.70%

Non-interest-bearing liabilities	4,484			7,587

Total liabilities	98,247			87,292
Stockholders’ equity	31,629			17,917

Total liabilities & stockholders’ equity	$129,876			$105,209

Net interest income		$4,297			$3,174

Interest rate spread (2)			2.80%			2.66%

Net yield on interest-earning assets (3)			3.53%			3.22%

Ratio of average interest-earnings assets
to average interest-bearing liabilities			132.69%			126.27%

(1)	Non-accruing loans have been included in loans receivable, net, and the effect of such inclusion was not material.
(2)	Interest rate spreads represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The relationship between the volume and rates of the Company’s interest-bearing assets and interest-bearing liabilities influences the Company’s net interest income. The following table reflects the sensitivity of the Company’s interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended October 31,

	2005 vs. 2004			2004 vs. 2003

	Increase (Decrease) Due to			Increase (Decrease) Due to

	Volume	Rate	Net	Volume	Rate	Net

	(Dollars in thousands)
Interest and dividend income:
Loans receivable	$1,279	$(35)	$1,244	$397	$515)	$(118)
Investment securities and other	434	92	526	382	(69)	313
Other	(2)	5	3	45	(34)	11

Total interest-earnings assets	$1,712	$61	$1,773	$824	$(618)	$206

Interest expense:
Interest-bearing demand	7	24	31	6	(15)	(9)
Money market deposits	5	15	20	23	(30)	(7)
Savings accounts	8	(3)	5	9	(42)	(33)
Certificates of deposit	190	82	272	(109)	(275)	(384)
Advances from FHLB and other	230	92	322	168	(31)	137

Total interest-bearing liabilities	$440	$210	$650	$97	$(393)	$(296)

Change in net interest income	$1,272	$(149)	$1,123	$727	$(225)	$502

Click here to contents

SE FINANCIAL CORP.

PHILADELPHIA, PENNSYLVANIA

AUDIT REPORT

OCTOBER 31, 2005

Click here to Cover
SE FINANCIAL CORP.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2005

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SE Financial Corp.

We have audited the consolidated balance sheet of SE Financial Corp. and subsidiary as of October 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SE Financial Corp. and subsidiary as of October 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/S/ S.R. Snodgrass, A.C.

Wexford, PA
December 9, 2005

Back to Contents

SE FINANCIAL CORP.
CONSOLIDATED BALANCE SHEET

	October 31,

	2005	2004

ASSETS
Cash and due from banks	$603,912	$817,854
Interest-bearing deposits with other institutions	1,558,899	5,362,940

Cash and cash equivalents	2,162,811	6,180,794
Certificates of deposit in other financial institutions	193,793	188,490
Investment securities available for sale	50,082,732	48,437,319
Investment securities held to maturity (estimated market value of $2,149,249)	2,150,395	—
Loans receivable (net of allowance for loan losses of $506,708 and $342,875)	84,602,435	64,809,843
Accrued interest receivable	754,403	630,507
Federal Home Loan Bank stock	1,649,900	1,179,000
Premises and equipment, net	2,142,909	1,063,921
Bank-owned life insurance	2,961,261	1,866,689
Other assets	730,108	422,599

TOTAL ASSETS	$147,430,747	$124,779,162

LIABILITIES
Deposits	$87,407,966	$75,385,246
Short-term borrowings	12,800,000	7,000,000
Federal Home Loan Bank borrowings	15,134,917	9,576,257
Advances by borrowers for taxes and insurance	436,601	474,548
Accrued interest payable	124,243	113,839
Other liabilities	464,120	626,749

TOTAL LIABILITIES	116,367,847	93,176,639

Commitments and contingencies (Note 11)
STOCKHOLDERS’ EQUITY
Preferred stock - no par value; 2,000,000 shares authorized; none issued	—	—
Common stock - $0.10 par value; 8,000,000 shares authorized; 2,578,875 issued and outstanding	257,888	257,888
Additional paid-in capital	24,873,013	24,841,836
Retained earnings - substantially restricted	8,968,526	8,450,438
Unallocated shares held by Employee Stock Ownership Plan (“ESOP”)	(1,842,058)	(2,007,498)
Treasury stock at cost, 42,500 shares at October 31, 2005	(581,125)	—
Accumulated other comprehensive income (loss)	(613,344)	59,859

TOTAL STOCKHOLDERS’ EQUITY	31,062,900	31,602,523

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$147,430,747	$124,779,162

See accompanying notes to the consolidated financial statements.

Back to Contents

SE FINANCIAL CORP.
CONSOLIDATED STATEMENT OF INCOME

	Year Ended October 31,

	2005	2004

INTEREST AND DIVIDEND INCOME
Loans receivable	$5,059,612	$3,815,819
Investment securities:
Taxable	1,762,768	1,294,584
Exempt from federal income tax	187,410	129,615
Interest-bearing deposits with other institutions	54,692	73,065
Other dividend income	34,089	13,185

Total interest and dividend income	7,098,571	5,326,268

INTEREST EXPENSE
Deposits	2,121,198	1,793,613
Short-term borrowings	185,177	83,256
Federal Home Loan Bank borrowings	495,805	275,491

Total interest expense	2,802,180	2,152,360

NET INTEREST INCOME	4,296,391	3,173,908
Provision for loan losses	150,171	97,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,146,220	3,076,908

NONINTEREST INCOME
Service fees on deposit accounts	275,836	271,492
Earnings on bank-owned life insurance	94,572	69,053
Net gains on sale of investment securities	32,206	—
Other	43,677	36,671

Total noninterest income	446,291	377,216

NONINTEREST EXPENSE
Compensation and employee benefits	1,838,150	1,307,791
Occupancy and equipment	223,502	244,255
Federal deposit insurance premiums	52,440	40,627
Data processing expense	322,158	292,880
Professional fees	491,115	163,919
Other	610,173	394,789

Total noninterest expense	3,537,538	2,444,261

Income before income taxes	1,054,973	1,009,863
Income taxes	299,199	267,531

NET INCOME	$755,774	$742,332

PER SHARE DATA:
Earnings per share - basic and diluted	$0.32	$0.20
Weighted average number of shares outstanding - basic and diluted	2,379,700	2,375,849

See accompanying notes to the consolidated financial statements.

Back to Contents

SE FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings- Substantially Restricted	Unallocated Shares Held by ESOP	Treasury Stock at Cost	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity	Comprehensive Income

Balance, October 31, 2003	$—	$—	$7,755,558	$—	—	$(83,900)	$7,671,658
Net income	—	—	742,332	—			742,332	$742,332
Issuance of common stock	257,888	24,841,658		(2,063,100)			23,036,446
ESOP shares committed to be released		178		55,602			55,780
Cash dividends ($.02 per share)			(47,452)				(47,452)
Other comprehensive loss: Unrealized gain on available- for-sale securities net of taxes of $74,058	—	—		—		143,759	143,759	143,759

Comprehensive income								$886,091

Balance, October 31, 2004	257,888	24,841,836	8,450,438	(2,007,498)	—	59,859	31,602,523
Net income			755,774				755,774	$755,774
ESOP shares committed to be released		31,177		165,440			196,617
Cash dividends ($.10 per share)			(237,686)				(237,686)
Purchase of treasury stock					(581,125)		(581,125)
Other comprehensive income: Unrealized loss on available- for-sale securities, net of reclassification adjustment, net of tax benefit of $346,802						(673,203)	(673,203)	(673,203)

Comprehensive income								$82,571

Balance, October 31, 2005	$257,888	$24,873,013	$8,968,526	$(1,842,058)	(581,125)	$(613,344)	$31,062,900

	October 31,

	2005	2004

Components of other comprehensive income (loss):
Change in net unrealized loss on investment securities available for sale	$(651,947)	$143,759
Realized gains included in net income, net of taxes of $10,950 and $0	(21,256)	—

Total	$(673,203)	$143,759

See accompanying notes to the consolidated financial statements.

Back to Contents

SE FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended October 31,

	2005	2004

OPERATING ACTIVITIES
Net income	$755,774	$742,332
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for loan losses	150,171	97,000
Depreciation, amortization, and accretion	171,699	200,090
Earnings on Bank-owned life insurance	(94,572)	(69,053)
Increase (decrease) in principal and interest on loans sold payable	(121,109)	71,852
Deferred federal income taxes	(42,085)	(52,662)
Increase in accrued interest receivable	(123,896)	(147,969)
Increase in accrued interest payable	10,404	64,136
Gains on sale of investment securities	(32,206)	—
Other, net	(40,140)	323,922

Net cash provided by operating activities	634,040	1,229,648

INVESTING ACTIVITIES
Investment securities held to maturity:
Purchases	(2,126,156)	—
Investment securities available for sale:
Proceeds from principal repayments and maturities	7,252,428	13,371,148
Proceeds from sales of investment securities	8,424,810	—
Purchases	(18,358,161)	(34,352,918)
Increase in loans receivable, net	(19,811,438)	(14,210,118)
Proceeds from sales of real estate owned	80,000	93,755
Purchase of Federal Home Loan Bank stock	(1,146,900)	(613,700)
Redemption of Federal Home Loan Bank stock	676,000	169,700
Purchase of Bank-owned life insurance	(1,000,000)	(1,797,636)
Purchase of premises and equipment	(1,209,095)	(50,597)
Retirement of premises and equipment	41,867	—

Net cash used for investing activities	(27,176,645)	(37,390,366)

FINANCING ACTIVITIES
Increase in deposits, net	12,022,720	3,112,412
Net increase in short-term borrowings	5,800,000	3,000,000
Proceeds from Federal Home Loan Bank borrowings	7,165,000	7,000,000
Repayment of Federal Home Loan Bank borrowings	(1,606,340)	(60,947)
Decrease in advances by borrowers for taxes and insurance, net	(37,947)	(2,838)
Net proceeds from the issuance of common stock	—	23,036,446
Purchase of treasury stock	(581,125)	—
Cash dividends	(237,686)	(47,452)

Net cash provided by financing activities	22,524,622	36,037,621

Decrease in cash and cash equivalents	(4,017,983)	(123,097)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,180,794	6,303,891

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,162,811	$6,180,794

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid:
Interest	$2,791,776	$2,088,225
Income taxes	478,686	199,932
Noncash transactions:
Transfers from loans to real estate acquired through foreclosure	—	126,122

See accompanying notes to the consolidated financial statements.

Back to Contents

SE FINANCIAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations and Basis of Presentation

SE Financial Corp. (the “Company”) was incorporated under Pennsylvania law in January 2004 for the purpose of serving as the holding company of St. Edmond’s Federal Savings Bank (the “Bank”) as part of the Bank’s conversion from the mutual to stock form of organization (the “Conversion”).  The primary business of the Company is to act as a holding company for the Bank.  The Bank is a federally chartered savings bank located in Philadelphia, Pennsylvania, whose principal sources of revenue emanate from its investment securities portfolio, its portfolio of residential real estate, commercial, and consumer loans as well as a variety of deposit services offered to its customers through two offices located in Philadelphia County, Pennsylvania, and Gloucester County, New Jersey.  The Company is subject to regulation by the Office of Thrift Supervision (the “OTS”), while the Bank is subject to regulation and supervision by the OTS and the Federal Deposit Insurance Corporation.

The consolidated financial statements include the accounts of the Company and the Bank, and the Bank’s wholly owned subsidiaries, SE Investment Services Corp. (“Services Corp.”), an inactive investment services and products provider, and SE DEL Corp., a Delaware investment subsidiary which holds investment securities. All intercompany transactions have been eliminated in consolidation.  The investment in subsidiaries on the parent company’s financial statements is carried at the parent company’s equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements

The accounting principles followed by the Company and the subsidiary and the methods of applying these principles conform to U.S. generally accepted accounting principles and to general practice within the banking industry.  In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period.  Actual results could differ significantly from those estimates.

Investment Securities

The Company has classified investment securities as either held to maturity or available for sale.  Securities held to maturity include securities that the Company has the positive intent and ability to hold until maturity.  Such securities are carried at amortized cost.  Securities classified as available for sale include securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments.  These securities are carried at fair value.  Unrealized holding gains and losses for securities available for sale are reported as a separate component of stockholders’ equity, net of tax, until realized.  Realized securities gains and losses are computed using the specific identification method.  Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions.  This equity security is accounted for at cost and classified separately on the Consolidated Balance Sheet.

Back to Contents

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield.  The Company is amortizing these amounts over the contractual life of the related loans using the interest method.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level by management which represents the evaluation of known and inherent risks in the loan portfolio at the consolidated balance sheet date.  The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it.  The allowance is established through a provision which is charged to operations.  Management’s evaluation is based upon a variety of factors, including levels of, and trends in, delinquencies and nonaccruals, trends in volume and terms of loans, effects of any changes in lending policies, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, national and economic trends and conditions and concentrations of credit.  The estimates used in determining the adequacy of the allowance, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

A commercial real estate loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement.  Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homo-geneous loans that are to be collectively evaluated.  Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired.  A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay.  All loans identified as impaired are evaluated independently by management.  The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred.  Until such time, an allowance is maintained for estimated losses.  Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively.  Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired.  Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower’s prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Back to Contents

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share.  Basic and diluted earnings per share for the fiscal year ended October 31, 2005, is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the same period.  Basic and diluted earnings per share for the fiscal year ended October 31, 2004, is computed by dividing net income available to common stockholders (net income from May 5, 2004, through October 31, 2004, of $481,881) by the weighted-average number of common shares outstanding for the same period.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash and due from banks and interest-bearing deposits with other institutions that have original maturities of less than 90 days.

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general-purpose financial statements for all periods presented.  Other comprehensive income is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio.  The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders’ Equity.

Back to Contents

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS No. 123R). FAS No. 123R revised FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.  FAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statement (with limited exceptions).  The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award.

In April 2005, the Securities and Exchange Commission adopted a new rule that amends the compliance dates for FAS No. 123R.  The Statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued.  FAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt FAS No. 123R on November 1, 2006, and is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB No. 107”), Share-Based Payment, providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS No. 123R, and the disclosures in MD&A subsequent to the adoption. The Company will provide SAB No. 107 required disclosures upon adoption of FAS No. 123R on November 1, 2006, and is currently evaluating the impact the adoption of the standard will have on the Company’s financial condition, results of operations, and cash flows.

In December 2004, FASB issued FAS No. 153, Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.  The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. FAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of FAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2005, the FASB issued FAS No. 154, Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3.  The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. FAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impractical.  APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  FAS No. 154 improves the financial reporting process because its requirements enhance the consistency of financial reporting between periods.  The provisions of FAS No. 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Reclassification of Comparative Amounts

Certain items previously reported have been reclassified to conform to the current year’s reporting format. Such reclassifications did not affect net income or stockholders’ equity.

Back to Contents

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

	2005	2004

Weighted-average common shares outstanding	2,578,875	2,578,875
Average treasury stock shares	(5,801)	—
Average unallocated shares held by ESOP	(193,374)	(203,026)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,379,700	2,375,849

3.	INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are summarized as follows:

	2005

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Available for Sale
Fannie Mae	$26,739,810	$1,983	$(448,608)	$26,293,185
Freddie Mac	4,643,713	495	(81,412)	4,562,796
Government National Mortgage Association securities	2,193,406	8,574	(8,271)	2,193,709

Total mortgage-backed securities	33,576,929	11,052	(538,291)	33,049,690
U.S. government agency securities	9,965,943	914	(308,072)	9,658,785
Corporate securities	3,028,815	—	(25,100)	3,003,715
Municipal securities - tax-exempt	4,249,487	—	(66,722)	4,182,765

Total debt securities	50,821,174	11,966	(938,185)	49,894,955
Mutual funds	190,870	—	(3,093)	187,777

Total	$51,012,044	$11,966	$(941,278)	$50,082,732

Back to Contents

3.	INVESTMENT SECURITIES (Continued)

	2004

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Available for Sale
Fannie Mae	$23,725,032	$138,467	$(50,781)	$23,812,718
Freddie Mac	2,673,274	19,086	(13,993)	2,678,367
Government National Mortgage Association securities	3,192,711	65,014	(236)	3,257,489

Total mortgage-backed securities	29,591,017	222,567	(65,010)	29,748,574
U.S. government agency securities	13,457,313	44,475	(156,453)	13,345,335
Corporate securities	1,000,000	—	(6,500)	993,500
Municipal securities - tax-exempt	4,113,449	68,113	(16,025)	4,165,537

Total debt securities	48,161,779	335,155	(243,988)	48,252,946
Mutual funds	184,843	—	(470)	184,373

Total	$48,346,622	$335,155	$(244,458)	$48,437,319

The amortized cost and estimated market value of investment securities held to maturity are summarized as follows:

	October 31, 2005

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Municipal securities - tax exempt	$2,150,395	$26,342	$(27,488)	$2,149,249

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at October 31, 2005.

		Less Than Twelve Months		Twelve Months or Greater		Total

	Number of Securities	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses

Fannie Mae	19	$9,334,351	$(201,842)	$10,433,585	$(246,766)	$19,767,936	$(448,608)
Freddie Mac	3	4,290,969	(81,412)	—	—	4,290,969	(81,412)
Government National Mortgage Association securities	2	1,188,993	(8,271)	—	—	1,188,993	(8,271)
U.S. government agency securities	13	245,390	(2,382)	9,194,310	(305,690)	9,439,700	(308,072)
Corporate securities	1	—	—	974,900	(25,100)	974,900	(25,100)
Obligations of states and political subdivisions	16	4,554,717	(66,367)	841,231	(27,843)	5,395,948	(94,210)
Mutual funds	1	—	—	187,777	(3,093)	187,777	(3,093)

Total	55	$19,614,420	$(360,274)	$21,631,803	$(608,492)	$41,246,223	$(968,766)

The policy of the Company is to recognize an other-than-temporary impairment of equity securities where the fair value has been significantly below cost for three consecutive quarters.  For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary.  The Company reviews its position quarterly and asserts that at October 31, 2005, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

Back to Contents

3.	INVESTMENT SECURITIES (Continued)

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

The amortized cost and estimated market value of debt securities at October 31, 2005, by contractual maturity, are shown below.  Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have contractual maturities ranging from 2 to 29 years.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Investment Securities Held to Maturity		Investment Securities Available for Sale

	Amortized Cost	Estimated Market	Amortized Cost	Estimated Market

Due less than one year	$—	$—	$218,171	$219,085
Due after one year through five years	—	—	11,765,349	11,420,860
Due after five years through ten years	—	—	4,932,824	4,847,663
Due after ten years	2,150,395	2,149,249	33,904,830	33,407,347

	$2,150,395	$2,149,249	$50,821,174	$49,894,955

Proceeds from the sale of investment securities available for sale during the year ended October 31, 2005, were $8,424,810 resulting in gross gains of $48,499 and gross losses of $16,269.

Investment securities with amortized cost and estimated market values of $29,455,805 and $29,550,264 at October 31, 2004, were pledged to secure deposits and other purposes required by law.  There were no securities pledged at October 31, 2005.

4.	LOANS RECEIVABLE

Loans receivable consist of the following:

	2005	2004

Mortgage loans:
One-to-four family	$52,817,766	$43,357,098
Multi-family	707,081	1,036,017
Commercial	5,564,591	4,939,451
Construction	13,034,853	5,536,598

	72,124,291	54,869,164
Home equity loans and lines of credit	12,715,963	9,798,082
Loans on savings accounts	300,955	438,588
Other	118,856	140,648

	85,260,065	65,246,482
Less:
Net deferred loan fees and unamortized premiums	150,923	93,764
Allowance for loan losses	506,708	342,875

Total	$84,602,434	$64,809,843

Mortgage loans serviced by the Company for others amounted to $1,888,388 and $3,120,786 at October 31, 2005 and 2004, respectively.

The Company’s primary business activity is with customers located within its local trade area.  Commercial, residential, and personal loans are granted.  Approximately $19.5 million, or 22.9 percent, and $18.5 million, or 28.3 percent, of the loan portfolio at October 31, 2005 and 2004, respectively, was composed of non-owner-occupied rental property loan arrangements.  In general, a substantial portion of the Company’s loan customers’ abilities to honor their loan agreements is dependent upon the economic stability of the immediate trade area.

Back to Contents

4.	LOANS RECEIVABLE (Continued)

Activity in the allowance for loan losses for the years ended October 31 is summarized as follows:

	2005	2004

Balance, beginning of period	$342,875	$262,561
Add:
Provision charged to operations	150,171	97,000
Loan recoveries	20,763	23,897

	513,809	383,458
Less:
Charge-offs	7,101	40,583

Balance, end of period	$506,708	$342,875

In the normal course of business, loans are extended to officers, directors, and corporations in which they are beneficially interested as stockholders, officers, or directors.  A summary of loan activity for those officers and directors with aggregate loan balances in excess of $60,000 for the year ended October 31, 2005, is as follows:

2004	Additions	Amounts Collected	2005

$292,195	$—	$292,195	$—

5.	FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System.  As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one-twentieth of its outstanding FHLB borrowings, as calculated throughout the year.

6.	PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	2005	2004

Land	$150,000	$150,000
Buildings and leasehold improvements	1,309,924	1,309,924
Furniture, fixtures, and equipment	1,711,008	1,552,725
Construction in process	967,078	—

	4,138,010	3,012,649
Less accumulated depreciation	1,995,101	1,948,728

Total	$2,142,909	$1,063,921

Depreciation expense amounted to $88,240 and $135,669 for the years ended October 31, 2005 and 2004, respectively.

At October 31, 2005, the Company was committed under a noncancelable lease agreement for minimum rental payments to a lessor beginning in 2006 of the following:

2006	$84,500
2007	103,935
2008	107,053
2009	110,265
2010	113,573
Thereafter	643,112

Total	$1,162,438

Back to Contents

7.	DEPOSITS

Deposit accounts are summarized at October 31 as follows:

	2005		2004

	Amount	%	Amount	%

Non-interest-bearing demand	$2,800,760	3.2%	$3,969,562	5.3%
NOW accounts	6,199,632	7.1	2,997,083	4.0
Money market deposit	9,402,831	10.8	4,803,245	6.4
Savings	8,600,699	9.8	10,592,508	14.0

	27,003,922	30.9	22,362,398	29.7

Time certificates of deposit:
1.00 - 2.00%	1,705,442	2.0	12,588,372	16.7
2.01 - 4.00%	26,201,691	30.0	23,973,348	31.8
4.01 - 6.00%	32,337,941	37.0	15,779,353	20.9
6.01 - 8.00%	158,970	0.1	681,775	0.9

	60,404,044	69.1	53,022,848	70.3

Total	$87,407,966	100.0%	$75,385,246	100.0%

The scheduled maturities of time certificates of deposit as of October 31, 2005, are as follows:

Within one year	$34,515,886
Beyond one year but within two years	8,380,963
Beyond two years but within three years	6,526,259
Beyond three years but within four years	4,396,775
Beyond four years but within five years	6,584,161

Total	$60,404,044

Time deposits include certificates of deposit in denominations of $100,000 or more.  Such deposits aggregated $17,524,213 and $14,510,821 at October 31, 2005 and 2004, respectively.  Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit in denominations of $100,000 or more at October 31, 2005, are as follows:

Within three months	$2,651,965
Three through six months	5,225,810
Six through twelve months	4,347,185
Over twelve months	5,299,253

$17,524,213

Interest expense by deposit category is as follows:

	2005	2004

NOW	$57,639	$26,687
Money market	93,060	73,038
Savings	117,762	113,018
Time certificates of deposit	1,852,737	1,580,870

Total	$2,121,198	$1,793,613

Back to Contents

8.	SHORT-TERM BORROWINGS

Short-term borrowings consisted of draws on the Bank’s “RepoPlus” line of credit, fixed-rate, and fixed-term advances through the FHLB.  The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges.  All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities, and the Bank’s investment in FHLB stock.

The following table sets forth information concerning short-term borrowings:

	2005	2004

Balance at year end	$12,800,000	$7,000,000
Maximum amount outstanding at any month end	12,800,000	8,900,000
Average balance outstanding during the year	6,458,333	5,908,333
Weighted-average interest rate:
As of year end	4.11%	1.94%
Paid during the year	2.87%	1.41%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expenses divided by the related average balance.

9.	FEDERAL HOME LOAN BANK BORROWINGS

The following tables set forth information concerning advances with the FHLB at October 31:

	Maturity range		Weighted- average interest rate	Stated interest rate range

Description	from	to		from	to	2005	2004

Convertible	02/18/10	02/18/10	5.91%	5.91%	5.91%	$1,000,000	$1,000,000
Mid-Term Repo Fixed	05/01/06	05/11/15	3.57	2.63	4.84	10,800,000	6,000,000
Fixed rate	08/20/08	08/20/08	6.24	6.24	6.24	1,500,000	2,500,000
Fixed rate amortizing	11/03/05	05/23/08	4.15	4.14	6.47	1,834,917	76,257

Total						$15,134,917	$9,576,257

Back to Contents

9.	FEDERAL HOME LOAN BANK BORROWINGS (Continued)

Maturities of FHLB borrowings at October 31, 2005, are summarized as follows:

Year Ending October 31,	Amount	Weighted- Average Rate

2006	3,694,186	2.92%
2007	5,511,753	3.64%
2008	2,928,978	5.12%
2010	1,000,000	5.91%
2015	2,000,000	4.84%

Total	$15,134,917	4.06%

The Bank entered into a ten-year “Convertible Select” fixed commitment advance arrangement for $1,000,000 with the FHLB.  Rates may be reset at the FHLB’s discretion on a quarterly basis based on the three-month LIBOR rate.  At each rate change the Bank may exercise a put option and satisfy the obligation without penalty.  The fixed-rate amortizing borrowings require monthly payments of $67,801 through December 2005, and $62,131 through May 2008.

All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as investment securities and mortgage loans which are owned by the Bank free and clear of any liens or encum-brances.  In addition, the Bank has a maximum borrowing capacity of $85.8 million with the FHLB at October 31, 2005.

10.	INCOME TAXES

The provision for income taxes consists of:

	2005	2004

Federal tax expense:
Current	$300,408	$286,551
Deferred	(42,085)	(52,662)

	258,323	233,889
State and local:
Current	40,876	33,642

Total	$299,199	$267,531

Back to Contents

10.	INCOME TAXES (Continued)

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at October 31 are as follows:

	2005	2004

Deferred tax assets:
Allowance for loan losses	$171,664	$114,036
Allowance for REO losses	—	11,890
Nonaccrual interest	1,580	651
Deferred compensation	22,791	18,360
Net unrealized loss on securities	315,420	—

Total gross deferred tax assets	511,455	144,937

Deferred tax liabilities:
Premises and equipment	32,195	23,182
Net unrealized gain on securities	—	30,836

Total gross deferred tax liabilities	32,195	54,018

Net deferred tax assets	$479,260	$90,919

No valuation allowance was established at October 31, 2005 and 2004, in view of the Company’s ability to carryback to taxes paid in previous years and certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

The reconciliation of the federal statutory rate and the Company’s effective income tax rate is as follows:

	2005		2004

	Amount	% of Pretax Income	Amount	% of Pretax Income

Provision at statutory rate	$358,691	34.0%	$344,756	34.0%
State tax expense, net of federal tax	26,978	2.6	22,204	2.2
Tax-exempt income	(95,874)	(9.1)	(62,511)	(6.1)
Other, net	9,404	0.9	(36,918)	(3.6)

Actual tax expense and effective rate	$299,199	28.4%	$267,531	26.5%

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax that is calculated at 11.5 percent of Pennsylvania earnings based on U.S. generally accepted accounting principles with certain adjustments, as well as New Jersey corporate income tax calculated at 9.0 percent of adjusted federal taxable income apportioned to New Jersey.

11.	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, management makes various commitments that are not reflected in the accom-panying consolidated financial statements.  These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.  The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed.  The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements, as deemed necessary, in compliance with lending policy guidelines.  Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

Back to Contents

11.	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Commitments (Continued)

The off-balance-sheet commitments consisted of the following:

	2005	2004

Commitments to extend credit	$15,336,032	$9,435,473

Included above are fixed-rate commitments for 2005 of approximately $5,444,750 with interest rates ranging from 6.24 percent to 8.25 percent.  The commitments outstanding at October 31, 2005, contractually mature in less than one year.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement.  These commitments consisted primarily of available commercial and personal lines of credit and loans approved but not yet funded.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Contingent Liabilities

The Company is involved in various legal actions from the normal course of business activities.  Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Company’s financial position.

12.	EMPLOYEE BENEFITS

Savings Plan

The Company currently sponsors a 401(k) savings plan for substantially all employees and officers.  Under the terms of the plan, the Company may match eligible employee contributions at the discretion of the Board of Directors not to exceed amounts allowable by law.  All employees with at least one year of service who work over 1,000 hours per year are eligible to participate in the plan.  The Company contributes 100 percent of the first 4 percent of an employee’s contribution and 50 percent of the next 2 percent, for a maximum match of 5 percent.  Such matching contributions vest over a three-year period.  The Company made contributions of approximately $39,000 and $40,000 for the years ended October 31, 2005 and 2004, respectively.

Incentive Retirement Plan

The Bank implemented an incentive compensation plan, effective January 1, 2004, to reward key management and the Board of Directors for achieving strategic goals of the Bank.  Under such plan, the future value of units awarded to plan participants will be based upon the accumulation of future retained earnings of the Bank, on an unconsolidated basis, above the level of the Bank’s retained earnings at January 1, 2004.  As of the date of such award on January 1, 2004, such units had no value.  The aggregate future value of such units will equal up to 10 percent of the accumulated future retained earnings of the Bank.  Such units are earned and nonforfeitable after participants have completed not less than three years of service (including prior service) with the Bank.  The participants have the option to choose how the benefit is paid based upon time of retirement.  Under the Plan expense was recognized totaling $35,000 and $54,000 for the years ended October 31, 2005 and 2004, respectively.

Employee Stock Ownership Plan (“ESOP”)

In connection with the Conversion, the Company created an ESOP for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company or its subsidiary and attained age 21.  The ESOP trust acquired 206,310 shares of the Company’s stock from proceeds from a loan with the Company.  The Company makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments.  The ESOP trust’s outstanding loan bears interest at 4.00 percent and requires a quarterly payment of principal and interest of $48,294 through April of 2018.

Back to Contents

12.	EMPLOYEE BENEFITS (Continued)

Employee Stock Ownership Plan (“ESOP”) (Continued)

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity.  Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the Consolidated Balance Sheet.  As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations.  The Company’s contribution expense for the ESOP was $196,617 and $55,780 for the years ended October 31, 2005 and 2004, respectively.

The following table presents the components of the ESOP shares:

	2005	2004

Allocated shares	22,105	5,560
Unreleased shares	184,205	200,750

Total ESOP shares	206,310	206,310

Fair value of unreleased shares	$2,754,239	$2,290,041

13.	REGULATORY RESTRICTIONS

Dividend Restrictions

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an OTS-chartered bank.  OTS regulations require the Bank to give the OTS a 30 day notice of any proposed declaration of dividends to the Company, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends by the Bank to the Company.

Regulatory Capital Requirements

Federal regulations require the Bank to maintain minimum amounts of capital.  Specifically, the Bank is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of core capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.”  Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of October 31, 2005 and 2004, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be classified as a well-capitalized financial institution, Total risk-based, Tier 1 risk-based, core capital, and tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively.  Management believes, as of October 31, 2005, the Bank met all capital adequacy requirements to which they are subject.

The Bank’s actual capital ratios are presented in the following tables, which show that the Bank met all regulatory capital requirements.

Back to Contents

13.	REGULATORY RESTRICTIONS (Continued)

Regulatory Capital Requirements (Continued)

The following table reconciles the Bank’s capital under U.S. generally accepted accounting principles to regulatory capital.

	2005	2004

Total stockholders’ equity	$21,095,456	$20,943,918
Accumulated other comprehensive loss	563,181	3,610

Tier I, core, and tangible capital	21,658,637	20,947,528
Allowance for loan losses	506,708	335,395

Total risk-based capital	$22,165,345	$21,282,923

The Bank’s actual capital ratios are presented in the following table:

	2005		2004

	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-Weighted Assets)
Actual	$22,165,345	34.0%	$21,282,923	42.8%
For Capital Adequacy Purposes	5,219,040	8.0	3,976,560	8.0
To Be Well Capitalized	6,523,800	10.0	4,970,700	10.0
Tier I Capital (to Risk-Weighted Assets)
Actual	$21,658,637	33.2%	$20,947,528	42.1%
For Capital Adequacy Purposes	2,609,520	4.0	1,988,280	4.0
To Be Well Capitalized	3,914,280	6.0	2,982,420	6.0
Core Capital (to Adjusted Assets)
Actual	$21,658,637	15.3%	$20,947,528	18.2%
For Capital Adequacy Purposes	5,650,510	4.0	4,593,630	4.0
To Be Well Capitalized	7,063,138	5.0	5,742,038	5.0
Tangible Capital (to Adjusted Assets)
Actual	$21,658,637	15.3%	$20,947,528	18.2%
For Capital Adequacy Purposes	2,118,941	1.5	1,722,611	1.5
To Be Well Capitalized	N/A	N/A	N/A	N/A

Back to Contents

14.	FAIR VALUE DISCLOSURE

The estimated fair values of the Company’s financial instruments are as follows:

	2005		2004

	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets:
Cash and cash equivalents	$2,162,811	$2,162,811	$6,180,794	$6,180,794
Certificates of deposit in other financial institutions	193,793	193,793	188,490	188,490
Investment securities available for sale	50,082,732	50,082,732	48,437,319	48,437,319
Investment securities held to maturity	2,150,395	2,149,249	—	—
Net loans receivable	84,602,435	85,883,082	64,809,843	67,369,813
Accrued interest receivable	754,403	754,403	630,507	630,507
Federal Home Loan Bank stock	1,649,900	1,649,900	1,179,000	1,179,000
Bank-owned life insurance	2,961,261	2,961,261	1,866,689	1,866,689
Financial liabilities:
Deposits	$87,407,966	$86,888,912	$75,385,246	$75,559,909
Short-term borrowings	12,800,000	12,800,000	7,000,000	7,000,000
Federal Home Loan Bank borrowings	15,134,917	15,026,410	9,576,257	9,726,968
Advances by borrowers for taxes and insurance	436,601	436,601	474,548	474,548
Accrued interest payable	124,243	124,243	113,839	113,839

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

If no readily available market exists, the fair value estimates for financial instruments should be based upon management’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling.  As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument.  In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Back to Contents

14.	FAIR VALUE DISCLOSURE (Continued)

Cash and Cash Equivalents, Accrued Interest Receivable, Federal Home Loan Bank Stock, Bank-Owned Life Insurance, Short-Term Borrowings, Advances by Borrowers for Taxes and Insurance and Accrued Interest Payable

The fair value is equal to the current carrying value.

Investment Securities Available for Sale

The fair value of investment securities available for sale is equal to the available quoted market price.  If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Net Loans Receivable, Certificates of Deposit in Other Financial Institutions, Deposits, and Federal Home Loan Bank Borrowings

The fair value for loans is estimated by discounting contractual cash flows and adjusting for prepayment estimates.  Discount rates are based upon rates generally charged for such loans with similar characteristics.  Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end.  Fair values for certificates of deposit in other financial institutions, time deposits, and FHLB borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio with current market rates being offered for products of similar remaining maturities.

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

On January 15, 2004, the Board of Directors of the Bank ratified a Plan of Conversion pursuant to which the Bank proposed to convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and concurrently formed a bank holding company.

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

In accordance with regulations, at the time that the Bank converted from a mutual savings bank to a stock savings bank, a portion of retained earnings was restricted by establishing a liquidation account.  The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the Conversion.  The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits.  Subsequent increases will not restore an eligible account holder’s interest in the liquidation account.  In the event of a complete liquidation of the Bank, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

Back to Contents

16.	PARENT COMPANY

Condensed financial statements of SE Financial Corp. are as follows:

CONDENSED BALANCE SHEET

	October 31, 2005	October 31, 2004

ASSETS
Cash	$2,501,331	$782,423
Investment securities available for sale	6,903,238	9,926,545
Loan receivable	1,892,920	2,007,498
Investment in subsidiary	19,202,536	18,936,420
Other assets	580,184	50,025

TOTAL ASSETS	$31,080,209	$31,702,911

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$17,309	$100,388
Stockholders’ equity	31,062,900	31,602,523

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$31,080,209	$31,702,911

CONDENSED STATEMENT OF INCOME

	Year Ended October 31, 2005	For the period of May 5 to October 31, 2004

INCOME	$444,510	$171,972
EXPENSES	370,601	4,145

Net loss before income tax benefit	73,909	167,827
Income tax expense	29,243	67,692

Income before equity in undistributed net earnings of subsidiary	44,666	100,135
Equity in undistributed net earnings of subsidiary	711,108	381,746

NET INCOME	$755,774	$481,881

Back to Contents

16.	PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended October 31, 2005	For the period of May 5 to October 31, 2004

OPERATING ACTIVITIES
Net income	$755,774	$481,881
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Equity in undistributed net earnings of subsidiary	(711,108)	(381,746)
Loss on sale of investment securities available for sale	5,937	—
Other, net	(361,274)	75,497

Net cash provided by (used for) operating activities	(310,671)	175,632

INVESTING ACTIVITIES
Purchase of investment securities available for sale	—	(10,045,204)
Proceeds from the sale of investment securities available for sale	994,063	—
Proceeds from principal repayments and maturities	1,854,326	212,774
Capital contribution in subsidiary Bank	—	(12,549,773)

Net cash provided by (used for) investing activities	2,848,389	(22,382,203)

FINANCING ACTIVITIES
Proceeds from stock offering	—	23,036,446
Purchase of treasury stock	(581,125)	—
Cash dividends	(237,686)	(47,452)

Net cash provided by (used for) financing activities	(818,811)	22,988,994

Increase in cash	1,718,907	782,423
CASH AT BEGINNING OF PERIOD	782,423	—

CASH AT END OF PERIOD	$2,501,330	$782,423

Back to Contents

17.	SELECTED QUARTERLY DATA (Unaudited)

	Three Months Ended

	January 31, 2005	April 30, 2005	July 31, 2005	October 31, 2005

Total interest income	$1,635,406	$1,692,492	$1,823,005	$1,947,668
Total interest expense	615,240	620,973	732,955	833,012

Net interest income	1,020,166	1,071,519	1,090,050	1,114,656
Provision for loan losses	17,000	34,000	45,393	53,778

Net interest income after provision for loan losses	1,003,166	1,037,519	1,044,657	1,060,878
Total noninterest income	96,746	115,821	128,451	105,273
Total noninterest expense	691,994	858,632	1,059,183	927,729

Income before income taxes	407,918	294,708	113,925	238,422
Income taxes	137,033	90,270	24,717	47,179

Net income	$270,885	$204,438	$89,208	$191,243

Per share data:
Net income
Basic	$0.11	$0.09	$0.04	$0.08
Diluted	0.11	0.09	0.04	0.08
Average shares outstanding
Basic	2,382,402	2,386,115	2,386,086	2,370,425
Diluted	2,382,402	2,386,115	2,386,086	2,370,425

	Three Months Ended

	January 31, 2004		April 30, 2004		July 31, 2004	October 31, 2004

Total interest income		$1,180,333		$1,210,799	$1,415,115	$1,520,021
Total interest expense		528,856		495,178	556,011	572,315

Net interest income		651,477		715,621	859,104	947,706
Provision for loan losses		9,000		9,000	9,000	70,000

Net interest income after provision for loan losses		642,477		706,621	850,104	877,706
Total noninterest income		82,198		95,733	92,738	106,547
Total noninterest expense		563,371		578,926	644,847	657,117

Income before income taxes		161,304		223,428	297,995	327,136
Income taxes		61,718		74,344	106,256	25,213

Net income		$99,586		$149,084	$191,739	$301,923

Per share data:
Net income
Basic	$	NA	$	NA	$0.08	$0.13
Diluted		NA		NA	0.08	0.13
Average shares outstanding
Basic		NA		NA	2,374,450	2,377,193
Diluted		NA		NA	2,374,450	2,377,193