Form 10KSB, Exhibit 13
period 2006-10-31
SE FINANCIAL CORP
filed 2007-01-29
CIK 1277138

Corporate Profile

SE Financial Corp. (the "Company") is the holding company for St. Edmond's Federal Savings Bank (the "Bank"), a federal stock savings bank operating through its main office in Philadelphia, Pennsylvania as well as branch offices in Roxborough and Ardmore, Pennsylvania and Deptford and Sewell, New Jersey. Originally founded in 1912 as the St. Edmond's Building and Loan Association, the Bank converted to a federal mutual savings bank charter in 1995. In 2004, the Bank converted to stock form and became a wholly owned subsidiary of the Company. The Bank is a member of the Federal Home Loan Bank ("FHLB") System. Its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). The Company's corporate headquarters is located at 1901-03 East Passyunk Avenue, Philadelphia, Pennsylvania and its main telephone number is (215) 468-1700. The Company also has a website at www.stedmondsfsb.com.

Market Information

The Company's Common Stock began trading on the OTC Electronic Bulletin Board ("OTCBB") on May 6, 2004 under the symbol "SEFL." As of January 17, 2007, the Company had 144 registered holders of record; this number does not reflect the number of persons or entities who held stock on that date in nominee or "street" name through various brokerage firms.

The following table sets forth the range of high and low closing prices of the Company's Common Stock for each quarterly period of the fiscal years ended October 31, 2006 and 2005. The closing market price of the Common Stock on October 31, 2006 was $12.45.

For the Quarter Ended                           High       Low     Dividends
                                               --------  --------  ----------
January 31, 2005.........................      $ 11.10   $ 10.80   $    0.02
April 30, 2005...........................      $ 11.85   $ 11.04   $    0.02
July 31, 2005............................      $ 13.25   $ 11.55   $    0.03
October 31, 2005.........................      $ 14.00   $ 13.27   $    0.03
January 31, 2006.........................      $ 14.10   $ 13.10   $    0.03
April 30, 2006...........................      $ 13.20   $ 12.38   $    0.03
July 31, 2006............................      $ 13.45   $ 12.25   $    0.03
October 31, 2006.........................      $ 13.05   $ 12.25   $    0.03


The Company's ability to pay dividends to stockholders is subject to Pennsylvania law and depends also on dividends it receives from the Bank. The Company is restricted by the Office of Thrift Supervision regulations from paying a cash dividend to its stockholders during the three years following the conversion, if such dividend would constitute a return of capital. The Bank may not declare or pay a cash distribution to the Company if the effect thereof would cause the Bank's regulatory capital to be reduced below (i) the amount required for the liquidation account established in connection with the mutual-to-stock conversion, or (ii) the regulatory capital requirements imposed by the Office of Thrift Supervision.

Selected Consolidated Financial Data

                                                                               At or for the Year Ended October 31,
                                                                               --------------------------------------
                                                                                  2006          2005         2004
                                                                               ------------  -----------  -----------
                                                                               (In thousands, except per share data)
Balance Sheet:
   Assets..................................................................    $   175,514   $  147,431   $  124,779
   Loans receivable, net...................................................        112,357       84,602       64,810
   Investment securities...................................................         48,398       52,233       48,437
   Cash and cash equivalents...............................................          2,417        2,163        6,181
   Premises and equipment, net.............................................          5,409        2,143        1,064
   FHLB borrowings.........................................................         13,941       27,935       16,576
   Total stockholders' equity..............................................         23,979       31,063       31,603
Summary of Operations:
   Interest and dividend income............................................    $     9,555   $    7,099   $    5,326
   Interest expense........................................................          5,072        2,802        2,152
                                                                               -----------   ----------   ----------
   Net interest income.....................................................          4,483        4,297        3,174
   Provision for loan losses...............................................            621          150           97
                                                                               -----------   ----------   ----------
   Net interest income after provision for loan losses.....................          3,862        4,147        3,077
   Non-interest income.....................................................            451          446          377
   Non-interest expense....................................................          4,788        3,538        2,444
                                                                               -----------   ----------   ----------
   Income (loss) before income tax expense (benefit).......................           (475)       1,055        1,010
   Income tax expense (benefit)............................................           (213)         299          268
                                                                               -----------   ----------   ----------
   Net income (loss).......................................................    $      (262)  $      756   $      742
                                                                               ===========   ==========   ==========
Per Share Data:
   Earnings per share - Basic and Diluted..................................    $     (0.13)  $     0.32   $     0.20
   Book value per share....................................................          12.61        13.21        13.29
Performance Ratios:
   Return on average assets (net income divided by average total assets)...          (0.16)%       0.58%        0.71%
   Return on average equity (net income divided by average equity).........          (1.02)        2.39         4.14
   Net interest rate spread................................................           2.53         2.80         2.66
   Net interest margin on average interest-earning assets..................           3.03         3.53         3.22
   Average interest-earning assets to average interest-bearing
     liabilities...........................................................         114.89       132.69       126.27
   Efficiency ratio (non-interest expense divided by the sum of net
     interest income and non-interest income)..............................          97.06        74.59        68.83
Asset Quality Ratios:
   Nonperforming loans to total loans......................................           2.13         0.08         0.14
   Nonperforming assets to total assets....................................           1.41         0.05         0.13
   Net charge-offs to average loans outstanding............................          (0.02)       (0.02)        0.03
   Allowance for loan losses to total loans................................           0.98         0.60         0.53
   Allowance for loan losses to non-performing loans.......................          46.06       734.78       381.11
Capital Ratios:
   Average equity to average assets (average equity divided by average
     total assets).........................................................          15.75        24.35        17.03
   Equity to assets at period end.........................................           13.66        21.07        25.33


Management's Discussion and Analysis

The following discussion is intended to assist in understanding the financial condition, and results of operations for SE Financial Corp. (the "Company") and its subsidiary St. Edmond's Federal Savings Bank, (the "Bank") at and for the fiscal years ended October 31, 2006 and 2005. The information in this section should be read in conjunction with the Company's consolidated financial statements and the accompanying notes beginning on Page F-1 of this document.

Forward Looking Statements

When used in this discussion and elsewhere in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "intend" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

General

The Company's net income is primarily based upon its net interest income, which is the difference between the income earned on interest-earning assets and the interest paid on interest-bearing liabilities. Non-interest income, non-interest expenses, the provision for losses and income tax expense also affect the Company's results of operations.

Critical Accounting Policies

The following discussion and analysis of the Company's financial condition and results of operations is based upon consolidated financial statements which have been prepared in accordance with U. S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of the financial statements. The Company has established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Management believes that the determination of the allowances for loan losses is a critical policy.

Allowance for Loan Losses. Evaluation of the allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for losses based upon evaluations of known and inherent losses in the loan portfolio that are both probable and reasonable to estimate. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it.

Pursuant to applicable Policy, among considerations enumerated in the Policy, management uses historical information to assess the allowance for loan losses as well as the prevailing business environment, as the Company is affected by changing economic conditions and various external factors, which may impact the Company's loan portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged off and reduced by loans charged off. For a full discussion of the Company's methodology of assessing the allowance for loan losses, refer to Note 1 of the consolidated financial statements.

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

Comparison of Financial Condition at October 31, 2006 and October 31, 2005

Assets and Liabilities. Total assets increased by $28.1 million to $175.5 million at October 31, 2006 from $147.4 million at October 31, 2005. This increase was due to an increase in loans receivable, net, of $27.8 million and an increase in premises and equipment, net of $3.3 million slightly offset by a decrease in investment securities of $3.8 million. The increase in these assets was funded by an increase in deposits of $49.4 million. The increase in deposits also made a decrease in other borrowings of $14.0 million possible.

Cash and cash equivalents increased slightly to $2.4 million at October 31, 2006 from $2.2 million at October 31, 2005. This increase was primarily the result of temporary fluctuations in interest-bearing deposits with other banks due to the timing of customer activity and investments purchased.

Investment securities decreased by $3.8 million to $48.4 million at October 31, 2006 from $52.2 million at October 31, 2005. The decrease was due mainly to $2.1 million in sales and $5.8 million in maturities and repayments offset by $4.4 million in purchases. The mortgage-backed security portfolio now accounts for 61.5% of the total investment portfolio.

Loans receivable, net, increased $27.8 million to $112.4 million at October 31, 2006 from $84.6 million at October 31, 2005. The increase in loans receivable, net, was primarily the result of increases in single family 1-4 residential mortgages (which includes owner and non-owner occupied properties) of $12.8 million, home equity loans of $3.0 million, commercial loans of $2.7 million and construction financing of $9.2 million. The addition of two commercial lending officers, increased marketing efforts, competitive rate offerings and loan participation activity helped increase the loan portfolio. Participations purchased during the year totaled $3.6 million. The growth in loans receivable, net, was funded by the increase in deposits.

The allowance for loan losses increased to $1.1 million at October 31, 2006 from $506.7 thousand at October 31, 2005 and represented .98% of the gross loan portfolio at October 31, 2006. The increase was attributable to an increase in non-accrual and classified loans, as well as the increase in gross loans. The Bank had non-accrual loans of $2.4 million and $69 thousand at October 31, 2006 and October 31, 2005, respectively. The increase in non-accrual loans was due primarily to participation interests on three loans to one borrower totaling approximately $1.5 million in aggregate.

Premises and equipment, net of depreciation and amortization, increased by $3.3 million to $5.4 million at October 31, 2006 from $2.1 million at October 31, 2005 due mainly to costs associated with the new Roxborough and Ardmore banking offices, as well as construction in process for a banking office site in Deptford, New Jersey at fiscal year end which opened in December 2006.

Total  deposits  increased  to $136.8  million  at October  31,  2006 from $87.4 million at October 31, 2005. This was a result of a net increase in transactional, money market deposit and savings accounts, also known as "core" accounts, of $25.1 million to $52.1 million. At October 31, 2006, core accounts comprised 38.0% of deposits. Also, certificates of deposit increased $24.3 million to $84.7 million and accounted for 62.0% of deposits at October 31, 2006. The increase in deposits was a result of opening two neighborhood banking offices as well as increased marketing and competitive rates on checking, savings, money market and certificate of deposit accounts.

Other borrowings, which include both long and short-term borrowings, decreased to $14.0 million at October 31, 2006 from $27.9 million at October 31, 2005. The decrease was due mainly to maturities in the amount of $7.6 million and a decrease in short-term borrowings in the amount of $5.7 million.

Stockholders' Equity. Total stockholders' equity decreased $7.1 million to $24.0 million at October 31, 2006 from $31.1 million at October 31, 2005 due mainly to the completion of the 10% stock repurchase plan announced in July 2005 and the 10% stock repurchase plan announced in January 2006. A total of 465,000 shares of common stock were repurchased at an average price of $14.04 excluding brokerage commissions. The decrease was also attributable to an increase in accumulated other comprehensive loss of $222.6 thousand as a result of a decrease in the market value of the Company's investment portfolio due to rising market rates, the net loss of $261.8 thousand and dividends paid of $242.7 thousand. The Board of Directors has adopted the St. Edmond's Federal Savings

Bank 2006 Restricted Stock Plan (the "Restricted Stock Plan") as a method of providing directors, officers, employees and directors emeritus of the Company or its subsidiaries with an increased equity interest in the Company in a manner designed to align the interests of such persons with the stockholders of the Company. The plan was ratified by a vote of stockholders of the Company. At October 31, 2006, the Restricted Stock Plan held 87,045 shares totaling $1.2 million. The shares vest over a four-year period ending in 2010.

Comparison of the Results of Operations for the Fiscal Years Ended October 31, 2006 and October 31, 2005

For the year ended October 31, 2006, the Company had a net loss of $261.8 thousand compared to net income of $755.8 thousand for the year ended October 31, 2005.

Net Interest Income. Net interest income for the year ended October 31, 2006 increased to $4.5 million from $4.3 million for the year ended October 31, 2005.

Interest income for the year ended October 31, 2006 totaled $9.6 million as compared to $7.1 million for the year ended October 31, 2005. This increase of $2.5 million was attributable primarily to an increase in the interest earned on loans receivable. The increase in the interest earned on loans receivable was due to an increase in the average balance of loans receivable to $98.5 million for the year ended October 31, 2006 from $73.4 million for the year ended October 31, 2005, and an increase of 35 basis points in the weighted average yield on loans receivable to 7.25% for the year ended October 31, 2006 from 6.90% for the year ended October 31, 2005. The increase in the average yield on the loan portfolio was the result of the increase in construction loans tied to prime and other shorter term products as well as higher market rates of interest during the year. Interest earned on investment securities increased by $270 thousand and was due to an increase in the average balance of investment securities to $49.6 million for the year ended October 31, 2006 from $47.9 million for the year ended October 31, 2005 augmented by an increase of 46 basis points in the weighted average yield on investment securities to 4.73% for the year ended October 31, 2006 from 4.27% for the year ended October 31, 2005. The increase in the average yield on the investment portfolio was principally due to increases in the yield on the adjustable rate mortgage-backed securities portfolio.

Interest expense increased to $5.1 million for the year ended October 31, 2006 from $2.8 million for the year ended October 31, 2005 and was primarily attributable to a $38.8 million increase in average interest-bearing liabilities augmented by an increase in the cost of funds to 3.83% for the year ended October 31, 2006 as compared to 2.99% for the year ended October 31, 2005. The increase in the cost of funds was the result of the current interest rate environment as well as the marketing of promotional products in connection with the opening of the new banking offices.

Loan Loss Provision. The provision for loan losses was $620.6 thousand for the year ended October 31, 2006 compared to $150.2 thousand for the year ended October 31, 2005. The increase of $470.4 thousand was primarily attributable to an increase in non-accrual loans, as well as the 32.8% increase in gross loans. The increase in non-accrual loans was primarily due to the downgrade of participation interests on three loans to the same borrower totaling approximately $1.5 million in aggregate. The loan loss provision is based upon management's assessment of a variety of factors, including levels of, and trends in, delinquencies and nonaccruals, trends in volume and terms of loans, effects of any changes in lending policies, historical loan loss experience, realizability of collateral value and collectibility of guarantee, pending legal action for collection of loans and related guarantees, national and economic trends and conditions and concentrations of credit. The allowance represents management's best estimate of known and inherent losses in the loan portfolio at the balance sheet date that are both probable and reasonable to estimate. However, actual loan losses could exceed the amounts that have been charged to operations.

 Non-interest Income. Total non-interest income increased to $450.5 thousand for the year ended October 31, 2006 compared to $446.3 thousand for the year ended October 31, 2005. The increase of $4.1 thousand was due mainly to an increase in earnings on bank-owned life insurance, income and the reimbursement of legal costs incurred in connection with collection efforts on a loan previously classified as impaired that was repaid. These were offset by losses on the sale of investment securities in fiscal 2006 versus gains on the sale of investment securities in fiscal 2005.

Non-interest Expense. Non-interest expense increased $1.3 million to $4.8 million for the year ended October 31, 2006 from $3.5 million for the year ended October 31, 2005. Compensation and employee benefit expense increased by approximately $737.4 thousand due primarily to additions to staff including staff for the newly opened Roxborough and Ardmore, Pennsylvania banking offices, additions to the lending department and higher payroll taxes and employee benefits expense. Occupancy and equipment expense increased $345.0 thousand due to an increase in depreciation, rent expense, utilities and maintenance expense related to the opening of the two new banking offices Professional fees decreased by approximately $64.3 thousand due to a decrease in accounting fees related to work performed for Sarbanes Oxley compliance and a decrease in legal fees due to non-recurring legal expenses. Advertising increased $86.3 thousand due to marketing costs for the promotion of the two new banking offices and additional newspaper advertising for the expanded footprint of the franchise throughout the year. Telephone and telecommunications expense increased $101.6 thousand due to phone system upgrades to support the addition of two new banking offices, additional outsourced information technology expense to support the expanded network, and costs associated with a technology risk assessment and vulnerability scan. Other expense increased $68.1 thousand due to higher stationery and supplies expense related to the two new branches, ATM expenses, and loan origination costs.

Income Taxes. Income tax benefit was $213.5 thousand for the year ended October 31, 2006 as compared to expense of $299.2 thousand for the year ended October
31, 2005, primarily due to a decrease in pre-tax income aggregated with an increase in non taxable income.

Liquidity and Capital Resources

Liquidity management for the Company is measured and monitored on both a short- and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost to the Company. Both short- and long-term liquidity needs are addressed by maturities and sales of investment securities, and loan repayments and maturities. The use of these resources, in conjunction with access to credit, provides the core ingredients for satisfying depositor and borrower needs and operating costs.

The Company's liquid assets consist of cash and cash equivalents, certificates of deposit in other financial institutions and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At October 31, 2006, cash and cash equivalents totaled $2.4 million or 1.4% of total assets while investment securities classified as available for sale and certificates of deposit in other financial institutions totaled $46.3 million or 26.4% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB borrowings and the portion of the loan portfolio that matures within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments of $16.3 million as they come due in the upcoming year.

The Company's liquidity could be reduced if a significant amount of certificates of deposit, maturing with a short period of time, were not renewed. It has been the Company's experience that a significant portion of certificates of deposit remain with the Company after they mature and management believes that this will continue. Certificates of deposit maturing within one year at October 31, 2006 totaled $66.1 million. Total certificates of deposit were $84.7 million at October 31, 2006. Management does not anticipate any change in its pricing strategy relative to certificates of deposit and expects to maintain competitive pricing on these deposits, relative to the Company's liquidity needs. Depending on the Company's liquidity needs, if replacement funding were necessary, the Company could borrow additional funds from the Federal Home Loan Bank and could also sell available for sale securities.

Operating activities used net cash of approximately $421.9 thousand for the year ended October 31, 2006 and provided net cash of $634.0 thousand for the year ended October 31, 2005. Net cash used for the year ended October 31, 2006 was due mainly to the net loss of $261.8 thousand for the year. Net cash provided for the year ended October 31, 2005 was generated from net income of $755.8 thousand.

Investing activities consist primarily of loan originations and repayments, investment purchases, sales and maturities and purchases of premises and equipment. For the year ended October 31, 2006 net cash used for investing activities totaled $27.8 million and primarily consisted of an increase in net loans receivable of $28.3 million, purchases of investment securities of $4.4 million and investment in premises and equipment of $3.5 million in connection with the opening of two new banking offices. Partially offsetting the usage of investing activities was $2.1 million of proceeds from investment security sales and $5.8 million in maturities and repayments. For the year ended October 31, 2005, cash usages totaled $27.2 million and primarily consisted of an increase in net loans receivable of $19.8 million and purchases of investment securities of $18.4 million. Partially offsetting the usage of cash for investing activities during 2005 was $15.6 million of proceeds from investment security maturities, sales and repayments.

Financing  activities  consist of the  solicitation  and  repayment  of customer deposits, borrowings and repayments, advances by borrowers for taxes and insurance, stock repurchases and the payment of cash dividends. For the year ended October 31, 2006, net cash provided by financing activities totaled $28.5 million and was principally from an increase in deposits of $49.4 million offset by a decrease in short-term borrowings of $10.3 million, maturing FHLB advances of $3.7 million and by the repurchase of the Company's stock in the total amount of $6.6 million, $3.5 million of which became treasury shares and $3.0 million of which were purchased for the Stock Compensation Trust. For the year ended October 31, 2005, net cash provided for financing activities totaled $22.5 million and was principally from an increase in deposits of $12.0 million, an increase in FHLB borrowings of $7.2 million and an increase of short-term borrowings of $5.8 million offset by the repayment of FHLB borrowings of $1.6 million.

The following table summarizes the Company's significant fixed and determinable contractual obligations and other funding needs by payment date at October 31, 2006. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

                                                  Less than    1-3        3-5       After 5
                                         Total     1 Year     Years      Years       Years
                                       --------   --------   --------   --------   --------
                                                          (in thousands)
Other borrowings ...................   $ 15,339   $  8,137   $  3,163   $  1,200   $  2,839
Certificates of deposit ............     88,243     67,718     11,676      8,849          -
Operating lease ....................      1,078        104        217        231        526
Construction loans in process ......      9,331      6,508      2,823          -          -
Other commitments to extend credit..      6,973      6,973          -          -          -
Letters of credit ..................        696        696          -          -          -
                                       --------   --------   --------   --------   --------
   Total ...........................   $121,660   $ 90,136   $ 17,879   $ 10,280   $  3,365
                                       ========   ========   ========   ========   ========

At October 31, 2006, the Company had a maximum borrowing capacity of $105.7 million with the Federal Home Loan Bank.

The  Bank  is  subject  to  federal   regulations   imposing   minimum   capital
requirements.   Management   monitors  the  Bank's  Total  risk-based,   Tier  I
risk-based, and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At October 31, 2006, the Bank exceeded the minimum capital ratio requirements. The Bank's Total risk-based, Tier I risk-based, and Tier I leverage capital ratios were 25.2%, 23.9% and 12.4%, at October 31, 2006, respectively.

Impact of Inflation and Changing Prices

The Company's consolidated financial statements and related data herein have been prepared in accordance with U.S. generally accepted accounting principles, which require measurement of financial condition and results of operations in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

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

Market Risk and Net Portfolio Value

Market risk is the risk of loss of income from adverse changes in prices and rates that are set by the market. The Company is at risk because changes in interest rates may affect the income it receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect earnings if the rates of interest that the Company earns on its loans and investments does not change at the same speed, to the same extent or on the same basis as the interest rates that the Company pays on its deposits and borrowings. The Company makes it a high priority to actively monitor and manage its exposure to interest rate risk.

At October 31, 2006, $2.3 million of the Company's certificates of deposit were five year certificates that have provisions which allow depositors to withdraw funds without incurring an early withdrawal penalty. If rates rise, these deposits may be withdrawn without penalty and the actual maturity of these certificates of deposit may be materially less than indicated. The Company no longer offers certificates of deposit with this no-penalty provision.

The Company seeks to manage interest rate sensitivity through its asset and liability committee which comprises members of management and the Board of Directors. The committee begins by evaluating the interest rate risk that is inherent in the makeup of the Bank's assets and liabilities. The committee also considers the Company's business strategy, current operating environment, capital and liquidity requirements, as well as the Company's current performance objectives, to determine an appropriate level of risk. The Board of Directors has adopted guidelines within which the Company manages its interest rate risk, trying to minimize to the extent practicable its vulnerability to changes in interest rates. These strategies include focusing the Company's investment activities on short and medium-term securities; emphasizing medium term loans and loans with adjustable rate features; maintaining and increasing transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rate; and utilizing deposit marketing programs to adjust the term or repricing of its liabilities. The committee uses asset/liability simulation models which are prepared on a quarterly basis. The models are designed to capture the dynamics of the balance sheet as well as rate and spread movements and to quantify variations in net interest income under different interest rate scenarios.

The Company also monitors its interest rate sensitivity through the use of an asset/liability management model prepared by the Office of Thrift Supervision which estimates the change in its net portfolio value in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of assets, less the current market value of liabilities, plus or minus the current value of off-balance sheets items. The change in net portfolio value measures the Company's vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance sheet items as a result of an instantaneous change in the general level of interest rates (i.e. shock analysis). At October 31, 2006, the Company had off-balance sheet items which are described in Note 11 to the consolidated financial statements.

The following table lists the percentage change in the Company's net portfolio value assuming an immediate change in interest rates of plus or minus up to 300 basis points from the level at September 30, 2006. The -300 basis point scenario is not shown due to the then low prevailing interest rate environment.

                                                                       NPV as % of Present Value
                               Net Portfolio Value ("NPV")                      of Assets
                      ----------------------------------------------  ----------------------------
      Changes
      In Rates        Estimates       Amount of $       NPV Change    NPV Ratio %    Change (basis
  (basis points)       NPV ($)        Change (1)           (2)           (3)          Points) (4)
  --------------      ----------  --------------------  ------------  -------------  -------------
                                 (Dollars in thousands)

       + 300           18,529           (6,989)            (27)%         10.93%         (332) bp
       + 200           20,871           (4,647)            (18)%         12.08%         (216) bp
       + 100           23,141           (2,378)             (9)%         13.16%         (109) bp
           0           25,518                                            14.24%               --
       - 100           27,297            1,779               7%          15.01%           77  bp
       - 200           28,565            3,047              12%          15.52%          127  bp

--------------
(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3)  Calculated as estimated NPV divided by present value of total assets.

(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

The net portfolio value model, shown above, which is prepared by the Office of Thrift Supervision, has certain shortcomings and is as of September 30, 2006, not the Company's fiscal year end of October 31, 2006. Based on the model, certain assumptions are made that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the net portfolio value model assumes that the makeup of its interest rate sensitive assets and liabilities will remain constant over the period being measured. Thus, although using such a model can be instructive in providing an indication of the Company's exposure to interest rate risk, the Company cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.

Average Balance Sheet

The following table sets forth certain information relating to the Company for the years ended October 31, 2006 and 2005. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the years presented. Average balances are derived from daily balances. Yields on investment securities have been computed on a fully tax-equivalent basis ("FTE"). The FTE basis adjusts for the tax benefit of income on certain tax-exempt investments using the federal statutory rate of 34% for each period. The Company believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

                                                              For the Twelve Months Ended October 31,
                                                 ----------------------------------   ----------------------------------
                                                                2006                                 2005
                                                 ----------------------------------   ----------------------------------
                                                   Average                Average       Average                Average
                                                   Balance    Interest   Yield/Cost     Balance    Interest   Yield/Cost
                                                 -----------  --------   ----------   -----------  --------   ----------
                                                                          (Dollars in thousands)
Interest-earning assets:
Loan receivable, net (1)......................   $   98,499   $  7,140       7.25%    $   73,363   $  5,060       6.90%
Investment securities.........................       49,616      2,221       4.73%        47,932      1,950       4.27%
Other interest-earning assets.................        4,207        194       4.61%         3,117         89       2.86%
                                                 ----------   --------                ----------   --------
Total interest-earning assets.................      152,322      9,555       6.36%       124,412      7,099       5.78%
                                                              --------                             --------
Non-interest-earning assets ..................       10,103                                5,464
                                                 ----------                           ----------
Total assets .................................   $  162,425                           $  129,876
                                                 ==========                           ==========
Interest-bearing liabilities:
Interest-bearing demand.......................   $    8,677        251       2.89%    $    4,259         57       1.36%
Money market deposits.........................       21,647        718       3.32%         5,634         93       1.65%
Savings accounts..............................        8,031         94       1.17%        10,349        118       1.14%
Certificates of deposit.......................       72,873      3,058       4.20%        55,348      1,853       3.35%
FHLB advances.................................       21,347        951       4.45%        18,173        681       3.75%
                                                 ----------   --------                ----------   --------
Total interest-bearing liabilities............      132,575   $  5,072       3.83%        93,763   $  2,802       2.99%
                                                              ========                             ========
Non-interest-bearing liabilities..............        4,273                                4,484
                                                 ----------                           ----------
Total liabilities.............................      136,848                               98,247
Stockholders' equity..........................       25,577                               31,629
                                                 ----------                           ----------
Total liabilities & stockholders' equity......   $  162,425                           $  129,876
                                                 ==========                           ==========
Net interest income...........................                $  4,483                             $  4,297
                                                              ========                             ========
Interest rate spread (2)......................                               2.53%                                2.80%
                                                                           =======                              =======
Net yield on interest-earning assets (3)......                               3.03%                                3.53%
                                                                           =======                              =======
Ratio of average interest-earnings assets
   to average interest-bearing liabilities....                             114.89%                              132.69%
                                                                           =======                              =======

---------------------------------------

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

Rate/Volume Analysis

The relationship between the volume and rates of the Company's interest-bearing assets and interest-bearing liabilities influences the Company's net interest income. The following table reflects the sensitivity of the Company's interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of the change in each.

                                                                 Year Ended October 31,
                                                 -------------------------------------------------------
                                                       2006 vs. 2005               2005 vs. 2004
                                                 --------------------------- ---------------------------
                                                 Increase (Decrease) Due to  Increase (Decrease) Due to
                                                 --------------------------- ---------------------------
                                                 Volume    Rate      Net     Volume    Rate      Net
                                                 -------  -------  --------  -------  -------  --------
                                                                 (Dollars in thousands)
Interest and dividend income:
Loans receivable ............................    $ 1,811  $   269  $  2,080  $ 1,279  $   (35) $  1,244
Investment securities and other .............         68      203       271      434       92       526
Other .......................................         38       67       105       (2)       5         3
                                                 -------  -------  --------  -------  -------  --------
Total interest-earnings assets ..............    $ 1,917  $   539  $  2,456  $ 1,712  $    61  $  1,773
                                                 =======  =======  ========  =======  =======  ========
Interest expense:
Interest-bearing demand .....................         93      101       194        7       24        31
Money market deposits .......................        461      164       625        5       15        20
Savings accounts ............................        (27)       3       (24)       8       (3)        5
Certificates of deposit .....................        670      535     1,205      190       82       272
Advances from FHLB and other ................        130      140       270      230       92       322
                                                 -------  -------  --------  -------  -------  --------
Total interest-bearing liabilities ..........    $ 1,327  $   943  $  2,270  $   440  $   210  $    650
                                                 =======  =======  ========  =======  =======  ========
Change in net interest income................    $   590  $  (404) $    186  $ 1,272  $  (149) $  1,123
                                                 =======  =======  ========  =======  =======  ========

                               SE FINANCIAL CORP.
                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                OCTOBER 31, 2006


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

         Consolidated Balance Sheet                                        F-2

         Consolidated Statement of Income                                  F-3

         Consolidated Statement of Changes in Stockholders' Equity         F-4

         Consolidated Statement of Cash Flows                              F-5

Notes to the Consolidated Financial Statements                      F-6 - F-28

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



Board of Directors and Stockholders
SE Financial Corp.

We have audited the consolidated balance sheet of SE Financial Corp. and subsidiary as of October 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SE Financial Corp. and subsidiary as of October 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.


/s/S.R. Snodgrass, A.C.


Wexford, PA
January 29, 2007

                               SE FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET

                                                                                  October 31,
                                                                               2006             2005
                                                                          -------------    -------------
ASSETS
      Cash and due from banks                                             $     728,733    $     603,912
      Interest-bearing deposits with other institutions                       1,688,412        1,558,899
                                                                          -------------    -------------

         Cash and cash equivalents                                            2,417,145        2,162,811

      Certificates of deposit in other financial institutions                    99,000          193,793
      Investment securities available for sale                               46,189,276       50,082,732
      Investment securities held to maturity (estimated market value
         of $2,276,285 and $2,149,249)                                        2,209,134        2,150,395
      Loans receivable (net of allowance for loan losses
         of $1,111,840 and $506,708)                                        112,357,048       84,602,435
      Accrued interest receivable                                               995,466          754,403
      Federal Home Loan Bank stock                                            1,327,200        1,649,900
      Premises and equipment, net                                             5,408,646        2,142,909
      Bank-owned life insurance                                               3,079,870        2,961,261
      Other assets                                                            1,431,560          730,108
                                                                          -------------    -------------

             TOTAL ASSETS                                                 $ 175,514,345    $ 147,430,747
                                                                          =============    =============

LIABILITIES
      Deposits                                                            $ 136,770,906    $  87,407,966
      Short-term borrowings                                                   2,500,000       12,800,000
      Other borrowings                                                       11,440,732       15,134,917
      Advances by borrowers for taxes and insurance                             354,864          436,601
      Accrued interest payable                                                   82,703          124,243
      Other liabilities                                                         386,458          464,120
                                                                          -------------    -------------

             TOTAL LIABILITIES                                              151,535,663      116,367,847
                                                                          -------------    -------------
      Commitments and contingencies (Note 11)                                         -                -

STOCKHOLDERS' EQUITY
      Common stock - $0.10 par value; 8,000,000 shares authorized;
         2,578,875 issued                                                       257,888          257,888
      Additional paid-in capital                                             24,799,363       24,873,013
      Retained earnings - substantially restricted                            8,464,000        8,968,526
      Shares held by Stock Compensation Trust                                (1,736,357)               -
      Unearned shares held by Restricted Stock Plan ("RSP")                  (1,162,226)               -
      Unallocated shares held by Employee Stock Ownership Plan ("ESOP")      (1,694,694)      (1,842,058)
      Treasury stock at cost, 292,500 and 42,500 shares                      (4,113,325)        (581,125)
      Accumulated other comprehensive loss                                     (835,967)        (613,344)
                                                                          -------------    -------------

             TOTAL STOCKHOLDERS' EQUITY                                      23,978,682       31,062,900
                                                                          -------------    -------------

             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 175,514,345    $ 147,430,747
                                                                          =============    =============

See accompanying notes to the consolidated financial statements.

                               SE FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME

                                                                           Year Ended October 31,
                                                                              2006           2005
                                                                          -----------    -----------
INTEREST AND DIVIDEND INCOME
      Loans receivable                                                    $ 7,140,106    $ 5,059,612
      Investment securities:
        Taxable                                                             1,977,498      1,762,768
        Exempt from federal income tax                                        242,610        187,410
      Interest-bearing deposits with other institutions                       125,947         54,692
      Other dividend income                                                    68,447         34,089
                                                                          -----------    -----------
             Total interest and dividend income                             9,554,608      7,098,571
                                                                          -----------    -----------

INTEREST EXPENSE
      Deposits                                                              4,121,522      2,121,198
      Short-term borrowings                                                   382,544        185,177
      Other borrowings                                                        567,592        495,805
                                                                          -----------    -----------
             Total interest expense                                         5,071,658      2,802,180
                                                                          -----------    -----------

NET INTEREST INCOME                                                         4,482,950      4,296,391
Provision for loan losses                                                     620,602        150,171
                                                                          -----------    -----------

NET INTEREST INCOME AFTER PROVISION
      FOR LOAN LOSSES                                                       3,862,348      4,146,220
                                                                          -----------    -----------

NONINTEREST INCOME
      Service fees on deposit accounts                                        283,161        275,836
      Earnings on bank-owned life insurance                                   118,609         94,572
      Net gains (losses) on sale of investment securities                     (23,667)        32,206
      Other                                                                    72,430         43,677
                                                                          -----------    -----------
             Total noninterest income                                         450,533        446,291
                                                                          -----------    -----------

NONINTEREST EXPENSE
      Compensation and employee benefits                                    2,575,546      1,838,150
      Occupancy and equipment                                                 568,535        223,502
      Data processing expense                                                 298,713        322,158
      Professional fees                                                       426,832        491,115
      Advertising                                                             145,273         59,012
      Telephone and telecommunications                                        168,795         67,182
      Other                                                                   604,508        536,419
                                                                          -----------    -----------
             Total noninterest expense
                                                                            4,788,202      3,537,538
                                                                          -----------    -----------

Income (loss) before income tax expense (benefit)                            (475,321)     1,054,973
Income tax expense (benefit)                                                 (213,473)       299,199
                                                                          -----------    -----------

NET INCOME (LOSS)                                                         $  (261,848)   $   755,774
                                                                          ===========    ===========

PER SHARE DATA:
      Earnings per share - basic and diluted                              $     (0.13)   $      0.32

      Weighted average number of shares outstanding - basic and diluted     1,997,115      2,379,700


See accompanying notes to the consolidated financial statements.

                                               SE FINANCIAL CORP.
                       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                           Shares
                                                                           held by
                                                            Retained        Stock     Unearned    Inallocated
                                               Additional   Earnings-      Compen-     Shares       Shares
                                       Common   Paid-In   Substantially    sation       held        held
                                       Stock    Capital     Restricted      Trust      by RSP      by ESOP
                                     --------  -----------  ----------  -----------  -----------  -----------

Balance, October 31, 2004            $257,888  $24,841,836  $8,450,438  $         -  $         -  $(2,007,498)

Net income                                                     755,774                                      -
ESOP shares committed to be
  released                                          31,177                                            165,440
Cash dividends ($.10 per share)                               (237,686)
Other comprehensive loss:
    Unrealized loss on available-
      for-sale securities, net of
      reclassification adjustment,
      net of tax benefit of $346,802

Comprehensive income
                                     --------  -----------  ----------  -----------  -----------  -----------

Balance, October 31, 2005             257,888   24,873,013   8,968,526            -            -   (1,842,058)

Net loss                                                      (261,848)
ESOP shares committed to be released                45,241                                            147,364
Cash dividends ($.12 per share)                               (242,678)
Purchase of shares by Stock
  Compensation Trust                                                     (3,021,300)
Purchase of shares by RSP                         (122,717)               1,284,943   (1,162,226)
Amortization of unearned RSP shares                  3,826
Purchase of treasury stock
Other comprehensive loss:
    Unrealized loss on available-
      for-sale securities, net of
      reclassification adjustment,
      net of tax benefit of $114,685

Comprehensive loss
                                     --------  -----------  ----------  -----------  -----------  -----------

Balance, October 31, 2006            $257,888  $24,799,363  $8,464,000  $(1,736,357  $(1,162,226) $(1,694,694)
                                     ========  ===========  ==========  ===========  ===========  ===========


                                                                                      Accumulated
                                                                                        Other
                                                                                        Compre-       Total     Compre-
                                                                            Treasury    hensive       Stock     hensive
                                                                              Stock     Income        holders'  Income
                                                                             at Cost    (loss)        Equity    (loss)
                                                                            ---------   ---------  -----------  ---------

Balance, October 31, 2004                                                 $         -   $  59,859  $31,602,523

Net income                                                                                             755,774  $ 755,774
ESOP shares committed to be
  released                                                                                             196,617
Cash dividends ($.10 per share)                                                                       (237,686)
Other comprehensive loss:                                                    (581,125)                (581,125)
    Unrealized loss on available-
      for-sale securities, net of
      reclassification adjustment,
      net of tax benefit of $346,802                                                     (673,203)    (673,203)  (673,203)
                                                                                                                ---------
Comprehensive income                                                                                            $  82,571
                                                                            ---------   ---------  -----------  =========

Balance, October 31, 2005                                                    (581,125)   (613,344)  31,062,900

Net loss                                                                                              (261,848)  (261,848)
ESOP shares committed to be released                                                                   192,605
Cash dividends ($.12 per share)                                                                       (242,678)
Purchase of shares by Stock
  Compensation Trust                                                                                (3,021,300)
Purchase of shares by RSP                                                                                    -
Amortization of unearned RSP shares                                                                      3,826
Purchase of treasury stock                                                 (3,532,200)              (3,532,200)
Other comprehensive loss:
    Unrealized loss on available-
      for-sale securities, net of
      reclassification adjustment,
      net of tax benefit of $114,685                                                     (222,623)    (222,623)  (222,623)
                                                                                                                ---------
Comprehensive loss                                                                                             $ (484,471)
                                                                            ---------   ---------  -----------  =========

Balance, October 31, 2006                                                 $(4,113,325)  $(835,967) $23,978,682
                                                                          ===========   =========  ===========

                                                                                             October 31,
                                                                                           2006         2005
                                                                                        ---------    ---------
Components of other comprehensive loss:
    Change in net unrealized loss on investment securities available for sale           $(238,243)   $(651,947)
    Realized (gains) losses included in net income (loss), net of tax (expense)
          benefit of $8,047 and $(10,950)                                                  15,620      (21,256)
                                                                                        ---------    ---------
                Total                                                                   $(222,623)   $(673,203)
                                                                                        =========    =========

See accompanying notes to the consolidated financial statements.

                                                 SE FINANCIAL CORP.
                                        CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                           Year Ended October 31,
                                                                                       2006                       2005
                                                                                   ------------               ------------
OPERATING ACTIVITIES
     Net income (loss)                                                             $   (261,848)              $    755,774
     Adjustments to reconcile  net income  (loss) to net cash  provided by (used for) operating activities:
        Provision for loan losses                                                       620,602                    150,171
        Depreciation, amortization, and accretion                                       188,869                    171,699
        Earnings on Bank-owned life insurance                                          (118,609)                   (94,572)
        Decrease in principal and interest on loans sold payable                        (38,612)                  (121,109)
        Deferred federal income taxes                                                  (184,936)                   (42,085)
        Increase in accrued interest receivable                                        (241,063)                  (123,896)
        Increase (decrease) in accrued interest payable                                 (41,540)                    10,404
        Losses (gains) on sale of investment securities                                  23,667                    (32,206)
        Other, net                                                                     (368,405)                   (40,140)
                                                                                   ------------               ------------
            Net cash provided by (used for) operating activities                       (421,875)                   634,040
                                                                                   ------------               ------------

INVESTING ACTIVITIES
     Proceeds from maturity of certificate of deposit                                   100,000                          -
     Investment securities held to maturity:
        Purchases                                                                             -                 (2,126,156)
     Investment securities available for sale:
        Proceeds from principal repayments and maturities                             5,750,208                  7,252,428
        Proceeds from sales of investment securities                                  2,141,519                  8,424,810
        Purchases                                                                    (4,363,121)               (18,358,161)
     Increase in loans receivable, net                                              (28,262,674)               (19,811,438)
     Proceeds from sales of real estate owned                                                 -                     80,000
     Purchase of Federal Home Loan Bank stock                                          (402,400)                (1,146,900)
     Redemption of Federal Home Loan Bank stock                                         725,100                    676,000
     Purchase of Bank-owned life insurance                                                    -                 (1,000,000)
     Purchase of premises and equipment                                              (3,503,263)                (1,209,095)
     Retirement of premises and equipment                                                     -                     41,867
                                                                                   ------------               ------------
             Net cash used for investing activities                                 (27,814,631)               (27,176,645)
                                                                                   ------------               ------------

FINANCING ACTIVITIES
     Increase in deposits, net                                                       49,362,940                 12,022,720
     Net increase (decrease) in short-term borrowings                               (10,300,000)                 5,800,000
     Proceeds from other borrowings                                                           -                  7,165,000
     Repayment of other borrowings                                                   (3,694,185)                (1,606,340)
     Decrease in advances by borrowers
        for taxes and insurance, net                                                    (81,737)                   (37,947)
     Purchase of shares for Stock Compensation Trust                                 (3,021,300)                         -
     Purchase of treasury stock                                                      (3,532,200)                  (581,125)
     Cash dividends                                                                    (242,678)                  (237,686)
                                                                                   ------------               ------------
            Net cash provided by financing activities                                28,490,840                 22,524,622
                                                                                   ------------               ------------
            Increase (decrease) in cash and cash equivalents                            254,334                 (4,017,983)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        2,162,811                  6,180,794
                                                                                   ------------               ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                           $  2,417,145               $  2,162,811
                                                                                   ============               ============
SUPPLEMENTAL CASH FLOW DISCLOSURES
     Cash paid:
        Interest                                                                   $  5,113,198               $  2,791,776
        Income taxes                                                                    156,000                    478,686
     Noncash transactions:
        Transfers from loans to real estate acquired through foreclosure                 72,501                          -

See accompanying notes to the consolidated financial statements.

                               SE FINANCIAL CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations and Basis of Presentation
----------------------------------------------

SE Financial Corp. (the "Company") was incorporated under Pennsylvania law in January 2004 for the purpose of serving as the holding company of St. Edmond's Federal Savings Bank (the "Bank") as part of the Bank's conversion from the mutual to stock form of organization (the "Conversion"). The primary business of the Company is to act as a holding company for the Bank. The Bank is a federally chartered savings bank located in Philadelphia, Pennsylvania, whose principal sources of revenue emanate from its investment securities portfolio, its portfolio of residential real estate, commercial, and consumer loans as well as a variety of deposit services offered to its customers through four offices located in Philadelphia County, Pennsylvania, and Gloucester County, New Jersey. The Company is subject to regulation by the Office of Thrift Supervision (the "OTS"), while the Bank is subject to regulation and supervision by the OTS and the Federal Deposit Insurance Corporation.

The consolidated financial statements include the accounts of the Company and the Bank, and the Bank's wholly owned subsidiaries, SE Investment Services Corp. ("Services Corp."), an inactive investment services and products provider, and SE DEL Corp., a Delaware investment subsidiary which holds investment securities. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company's financial statements is carried at the parent company's equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

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

Investment Securities
---------------------

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

Loans Receivable
----------------

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

Allowance for Loan Losses
-------------------------

The allowance for loan losses is maintained at a level by management which represents the evaluation of known and inherent risks in the loan portfolio at the consolidated balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance is established through a provision which is charged to operations. Management's evaluation is based upon a variety of factors, including levels of, and trends in, delinquencies and nonaccruals, trends in volume and terms of loans, effects of any changes in lending policies, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, national and economic trends and conditions and concentrations of credit. The estimates used in determining the adequacy of the allowance, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

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

Premises and Equipment
----------------------

Premises, leasehold improvements, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the useful lives of the related assets, which range from 2 to 20 years for furniture, fixtures, and equipment and 30 to 31.5 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from three to ten years. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Real Estate Owned
-----------------

Real estate owned is carried at the lower of cost or fair value minus estimated costs to sell. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds fair value minus estimated costs to sell. Operating expenses of such properties, net of related income, are expensed in the period incurred.

Advertising Costs
-----------------

In accordance with Statement of Position No. 93-7, Reporting on Advertising Costs, the Company expenses all advertising expenditures incurred.

Federal Income Taxes
--------------------

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

Earnings Per Share
------------------

The Company provides dual presentation of basic and diluted earnings per share. Basic and diluted earnings per share for the fiscal years ended October 31, 2006 and 2005, are computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the same period.

Cash and Cash Equivalents
-------------------------

The Company has defined cash and cash equivalents as cash and due from banks and interest-bearing deposits with other institutions that have original maturities of less than 90 days.

Comprehensive Income (Loss)
---------------------------

The Company is required to present comprehensive income (loss) and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income (loss) is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income (loss) as part of the Consolidated Statement of Changes in Stockholders' Equity.

Stock Options
-------------

The Company maintains a stock option plan for key officers, employees, and nonemployee directors. The Company accounts for the plan under provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this opinion, no compensation expense has been recognized with respect to the plan because the exercise price of the Bank's employee stock options equals the market price of the underlying stock on the grant date.

Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, Accounting for Stock-Based Compensation, net loss applicable to common stock and basic and diluted net income per common share for the year ended October 31 would have been as follows:

                                                                  2006
                                                             ----------------

      Net loss as reported                                   $     (261,848)
      Less pro forma expense related to option                      527,180
                                                             ----------------
      Pro forma net loss                                     $     (789,028)
                                                             ================

      Basic net earnings per common share:
          As reported                                        $        (0.13)
          Pro forma                                                   (0.40)
      Diluted net earnings per common share:
          As reported                                        $        (0.13)
          Pro forma                                                   (0.40)


For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2006: (1) expected dividend yield was .92 percent; (2) risk-free interest rate of 4.78, percent; (3) expected volatility of 10.3 percent; and (4) expected lives of options of ten years.

Recent Accounting Pronouncements
--------------------------------

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 155, Accounting for Certain Hybrid Instruments, as an amendment of FASB Statements No. 133 and 140. FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets. This statement, which is an amendment to FAS No. 140, will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, FAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. FAS No. 156 also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either of the amortization or fair value methods for subsequent measurement. The provisions of FAS No. 156 are effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

--------------------------------------------

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). FAS No. 158 requires that a company recognize the overfunded or underfunded status of its defined benefit post retirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position and that it recognize changes in the funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the fiscal year-end, in addition to footnote disclosures. FAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FAS No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN No. 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, providing guidance on quantifying financial statement misstatement and implementation when first applying this guidance. Under SAB No. 108, companies should evaluate a misstatement based on its impact on the current-year income statement, as well as the cumulative effect of correcting such misstatements that existed in prior years existing in the current year's ending balance sheet. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 ("EITF 06-4"), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations or financial condition.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-5("EITF 06-5"), Accounting for Purchases of Life Insurance--Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations or financial condition.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification of Comparative Amounts
---------------------------------------

Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income (loss) or stockholders' equity.

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

                                                                                       2006                2005
                                                                                  ----------------    ----------------
      Weighted-average common shares
         outstanding                                                                   2,578,875            2,578,875

      Average treasury stock shares                                                     (236,473)              (5,801)

      Average stock compensation trust shares                                           (165,718)                   -

      Average unearned nonvested RSP shares                                               (3,338)                   -

      Average unallocated shares held by ESOP                                           (176,231)            (193,374)
                                                                                  ----------------    ----------------
      Weighted-average common shares and
         common stock equivalents used to
         calculate basic and diluted earnings per share                                1,997,115            2,379,700
                                                                                  ================    ================

3.      INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are summarized as follows:

                                                                             2006
                                          ----------------------------------------------------------------------------
                                                                   Gross               Gross             Estimated
                                             Amortized          Unrealized          Unrealized            Market
                                               Cost                Gains              Losses               Value
                                          ----------------    ----------------    ----------------    ----------------
Available for Sale
Fannie Mae                                $    22,138,550     $         1,103     $     (608,213)     $    21,531,440
Freddie Mac                                     7,197,372               2,104           (118,346)           7,081,130
Government National Mortgage
  Association securities                        1,148,800               1,331            (12,268)           1,137,863
                                          ----------------    ----------------    ----------------    ----------------
      Total mortgage-backed
        securities                             30,484,722               4,538           (738,827)          29,750,433
U.S. government agency
  securities                                    9,749,093                   -           (347,730)           9,401,363
Corporate securities                            3,025,700                   -           (105,750)           2,919,950
Municipal securities - tax-exempt               3,996,859                 131            (75,677)           3,921,313
                                          ----------------    ----------------    ----------------    ----------------
      Total debt securities                    47,256,374               4,669         (1,267,984)          45,993,059
Mutual funds                                      199,496                   -             (3,279)             196,217
                                          ----------------    ----------------    ----------------    ----------------
           Total                          $    47,455,870     $         4,669     $   (1,271,263)     $    46,189,276
                                          ================    ================    ================    ================

                                                                             2005
                                          ----------------------------------------------------------------------------
                                                                   Gross               Gross             Estimated
                                             Amortized          Unrealized          Unrealized            Market
                                               Cost                Gains              Losses               Value
                                          ----------------    ----------------    ----------------    ----------------
Available for Sale

Fannie Mae                                $    26,739,810     $         1,983     $     (448,608)     $    26,293,185
Freddie Mac                                     4,643,713                 495            (81,412)           4,562,796
Government National Mortgage
  Association securities                        2,193,406               8,574             (8,271)           2,193,709
                                          ----------------    ----------------    ----------------    ----------------
      Total mortgage-backed
        securities                             33,576,929              11,052           (538,291)          33,049,690
U.S. government agency
  securities                                    9,965,943                 914           (308,072)           9,658,785
Corporate securities                            3,028,815                   -            (25,100)           3,003,715
Municipal securities - tax-exempt               4,249,487                   -            (66,722)           4,182,765
                                          ----------------    ----------------    ----------------    ----------------
      Total debt securities                    50,821,174              11,966           (938,185)          49,894,955
Mutual funds                                      190,870                   -             (3,093)             187,777
                                          ----------------    ----------------    ----------------    ----------------
           Total                          $    51,012,044     $        11,966     $     (941,278)     $    50,082,732
                                          ================    ================    ================    ================

The amortized cost and estimated market value of investment securities held to maturity are summarized as follows:

                                                                             2006
                                          ----------------------------------------------------------------------------
                                                                   Gross               Gross             Estimated
                                             Amortized          Unrealized          Unrealized            Market
                                               Cost                Gains              Losses               Value
                                          ----------------    ----------------    ----------------    ----------------
Municipal securities - tax exempt         $     2,209,134     $        69,159     $       (2,008)     $     2,276,285

                                                                             2005
                                          ----------------------------------------------------------------------------
                                                                   Gross               Gross             Estimated
                                             Amortized          Unrealized          Unrealized            Market
                                               Cost                Gains              Losses               Value
                                          ----------------    ----------------    ----------------    ----------------

Municipal securities - tax exempt         $     2,150,395     $        26,342     $      (27,488)     $     2,149,249

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at October 31, 2006 and 2005:

                                                                          2006
                          -----------------------------------------------------------------------------------------------------
                                      Less Than Twelve Months       Twelve Months or Greater                  Total
                                     --------------------------    ----------------------------    ----------------------------
                         Number      Estimated        Gross         Estimated         Gross         Estimated         Gross
                            of         Market       Unrealized        Market       Unrealized        Market        Unrealized
                         Securities     Value         Losses          Value          Losses           Value          Losses
                         -----------    --------    -----------    ------------    ------------    ------------    ------------

Fannie Mae                21        $ 6,240,076     $(124,663)     $14,685,330    $  (483,550)     $20,925,406    $  (608,213)
Freddie Mac                6          1,910,313        (9,471)       3,654,154       (108,875)       5,564,467       (118,346)
Government National Mortgage
   Association securities  2                  -             -          868,459        (12,268)         868,459        (12,268)
U.S. government agency
  securities              13                  -             -        9,401,363       (347,730)       9,401,363       (347,730)
Corporate securities       3          2,012,500       (13,200)         907,450        (92,550)       2,919,950       (105,750)
Municipal securities -
  tax-exempt              14                  -             -        4,643,789        (77,685)       4,643,789        (77,685)
Mutual funds               1                  -             -          196,217         (3,279)         196,217         (3,279)
                          --        -----------     ---------      -----------    -----------      -----------    -----------
     Total                60        $10,162,889     $(147,334)     $34,356,762    $(1,125,937)     $44,519,651    $(1,273,271)
                          ==        ===========     =========      ===========    ===========      ===========    ===========


                                                                          2005
                          -----------------------------------------------------------------------------------------------------
                                      Less Than Twelve Months       Twelve Months or Greater                  Total
                                     --------------------------    ----------------------------    ----------------------------
                         Number      Estimated        Gross         Estimated         Gross         Estimated         Gross
                            of         Market       Unrealized        Market       Unrealized        Market        Unrealized
                         Securities     Value         Losses          Value          Losses           Value          Losses
                         -----------    --------    -----------    ------------    ------------    ------------    ------------
Fannie Mae                19        $ 9,334,351     $(201,842)     $10,433,585      $(246,766)     $19,767,936      $(448,608)
Freddie Mac                3          4,290,969       (81,412)                                       4,290,969        (81,412)
                                                                             -              -
Government National Mortgage
   Association securities  2          1,188,993        (8,271)                                       1,188,993         (8,271)
securities                                                                   -              -
U.S. government agency
  securities              13            245,390        (2,382)       9,194,310       (305,690)       9,439,700       (308,072)
Corporate securities       1                  -             -          974,900        (25,100)         974,900        (25,100)
Municipal securities -
  tax-exempt              16          4,554,717       (66,367)         841,231        (27,843)       5,395,948        (94,210)
Mutual funds               1                  -             -          187,777         (3,093)         187,777         (3,093)
                          --        -----------     ---------      -----------      ---------      -----------      ---------

      Total               55        $19,614,420     $(360,274)     $21,631,803      $(608,492)     $41,246,223      $(968,766)
                          ==        ===========     =========      ===========      =========      ===========      =========


The policy of the Company is to recognize an other-than-temporary impairment of equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and asserts that at October 31, 2006, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

The amortized cost and estimated market value of debt securities at October 31, 2006, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have contractual maturities ranging from 1 to 29 years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       Investment Securities                    Investment Securities
                                                         Held to Maturity                         Available for Sale
                                                       Amortized          Estimated            Amortized            Estimated
                                                         Cost            Market Value            Cost              Market Value
                                                 ----------------    ------------------ ----------------    -------------------
      Due less than one year                          $        -         $        -         $   251,582            $   246,474
      Due after one year through five years                    -                  -          12,815,781             12,398,179
      Due after five years through ten years                   -                  -           3,231,668              3,093,333
      Due after ten years                              2,209,134          2,276,285          30,957,343             30,255,073
                                                      ----------         ----------         -----------            -----------
                                                      $2,209,134         $2,276,285         $47,256,374            $45,993,059
                                                      ==========         ==========         ===========            ===========

Proceeds from the sales of investment securities available for sale in 2006 and 2005 and the gross realized gains and losses are as follows.

                                                            2006           2005
                                                        ------------   ------------
      Proceeds from sales                               $  2,141,519   $  8,424,810
      Gross gains                                                  -         48,475
      Gross losses                                            23,667         16,269

4.      LOANS RECEIVABLE

Loans receivable consist of the following:

                                                             2006           2005
                                                        ------------   ------------
Mortgage loans:
      One-to-four family                                $ 65,616,572   $ 52,817,766
      Multi-family                                         1,148,630        707,081
      Commercial                                           8,278,774      5,564,591
      Construction                                        22,275,329     13,034,853
                                                        ------------   ------------
                                                          97,319,305     72,124,291

Home equity loans and lines of credit                     15,754,181     12,715,964
Loans on savings accounts                                    244,346        300,955
Other                                                        330,216        118,856
                                                        ------------   ------------
                                                         113,648,048     85,260,066
Less:
      Net deferred loan fees and unamortized premiums        179,160        150,923
      Allowance for loan losses                            1,111,840        506,708
                                                        ------------   ------------

           Total                                        $112,357,048   $ 84,602,435
                                                        ============   ============


Mortgage loans serviced by the Company for others amounted to $1,474,328 and $1,888,388 at October 31, 2006 and 2005, respectively.

The Company had nonaccrual loans, inclusive of impaired loans, of $2,414,261 and $69,572 at October 31, 2006 and 2005, respectively. Interest income on loans would have increased by approximately $58,000 and $4,600 during 2006 and 2005, respectively, if these loans had performed in accordance with their original terms.

At October 31, 2006, the total investment in impaired loans, all of which had allowances determined in accordance with FAS No. 114 and No. 118, amounted to $2,245,469. The average recorded investment in impaired loans amounted to $243,881. The allowance for loan losses related to impaired loans amounted to $349,017. There was no interest income on impaired loans recognized for cash payments received in 2006. There were no impaired loans as of October 31, 2005.

The Company's primary business activity is with customers located within its local trade area. Commercial, residential, and personal loans are granted.
Approximately $28.6 million, or 25.1 percent, and $19.5 million, or 22.9 percent, of the loan portfolio at October 31, 2006 and 2005, respectively, is composed of non-owner-occupied rental property loan arrangements. In general, a substantial portion of the Company's loan customers' abilities to honor their loan agreements is dependent upon the economic stability of the immediate trade area.

Activity in the allowance for loan losses for the years ended October 31 is summarized as follows:

                                                  2006         2005
                                              ----------   ----------

       Balance, beginning of period           $  506,708   $  342,875
       Add:
            Provision charged to operations      620,602      150,171
            Loan recoveries                            -       20,763
                                              ----------   ----------
                                               1,127,310      513,809
       Less:
            Charge-offs                           15,470        7,101
                                              ----------   ----------

       Balance, end of period                 $1,111,840   $  506,708
                                              ==========   ==========


5.       FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one-twentieth of its outstanding FHLB borrowings, as calculated throughout the year.

6.      PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

                                                 2006         2005
                                              ----------   ----------

       Land
                                              $  525,000   $  150,000
       Buildings and leasehold improvements    3,015,104    1,309,924
       Furniture, fixtures, and equipment      2,378,234    1,711,008
       Construction in process                 1,722,934      967,078
                                              ----------   ----------
                                               7,641,272    4,138,010
       Less accumulated depreciation           2,232,626    1,995,101
                                              ----------   ----------

            Total                             $5,408,646   $2,142,909
                                              ==========   ==========

Depreciation expense amounted to $237,525 and $88,240 for the years ended October 31, 2006 and 2005, respectively.


At October 31, 2006, the Company was committed under a noncancelable lease agreement for minimum rental payments to the lessor as follows:

      2007                                                 $  103,935
      2008                                                    107,053
      2009                                                    110,265
      2010                                                    113,573
      2011                                                    116,980
      2012 and thereafter                                     526,132
                                                           ----------
      Total                                                $1,077,938
                                                           ==========

The Company recognized rental expense on leased premises of $108,012 for the year ended October 31, 2006. There was no rental expense for the year ended October 31, 2005.

7.      DEPOSITS

Deposit accounts are summarized at October 31 as follows:

                                          2006                                 2005
                                   ---------------------------         ----------------------------
                                       Amount             %              Amount                %
                                   -------------    ----------         ------------    ------------
Non-interest-bearing demand        $  4,125,488           3.0 %        $ 2,800,760             3.2 %
NOW accounts                          8,395,097           6.1            6,199,632             7.1
Money market deposit                 31,565,125          23.1            9,402,831            10.8
Savings                               7,970,417           5.8            8,600,699             9.8
                                   ------------     ---------          -----------     -----------
                                     52,056,127          38.0           27,003,922            30.9
                                   ------------     ---------          -----------     -----------

Time certificates of deposit:
      1.00 - 2.00%                      629,719           0.5            1,705,442             2.0
      2.01 - 4.00%                    6,844,523           5.0           26,201,691            30.0
      4.01 - 6.00%                   77,240,537          56.5           32,337,941            37.0
      6.01 - 8.00%                            -             -              158,970             0.1
                                   ------------     ---------          -----------     -----------
                                     84,714,779          62.0           60,404,044            69.1
                                   ------------     ---------          -----------     -----------
                Total              $136,770,906         100.0 %        $87,407,966           100.0 %
                                   ============     =========          ===========     ===========

                                      F-16

The scheduled maturities of time certificates of deposit as of October 31, 2006, are as follows:

Within one year                                                $66,148,004
Beyond one year but within two years                             6,783,813
Beyond two years but within three years                          4,139,732
Beyond three years but within four years                         6,592,032
Beyond four years but within five years                          1,051,198
                                                               -----------

      Total                                                    $84,714,779
                                                               ===========

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $21,097,722 and $17,524,213 at October 31, 2006 and 2005, respectively. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit in denominations of $100,000 or more at October 31, 2006, are as follows:

      Within three months                                      $ 3,934,535
      Three through six months                                   4,436,344
      Six through twelve months                                  7,858,530
      Over twelve months                                         4,868,313
                                                               -----------

          Total                                                $21,097,722
                                                               ===========

Interest expense by deposit category is as follows:

                                                         2006         2005
                                                      ----------   ----------

    NOW                                               $  250,662   $   57,639
    Money market                                         717,893       93,060
    Savings                                               94,035      117,762
    Time certificates of deposit                       3,058,932    1,852,737
                                                      ----------   ----------
          Total                                       $4,121,522   $2,121,198
                                                      ==========   ==========

    8.       SHORT-TERM BORROWINGS

Short-term borrowings consisted of draws on the Bank's "RepoPlus" line of credit and fixed-rate and fixed-term advances through the FHLB. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans and the Bank's investment in FHLB stock.

The following table sets forth information concerning short-term borrowings:

                                                          2006         2005
                                                      -----------  -----------

   Balance at year-end                                $ 2,500,000  $12,800,000
   Maximum amount outstanding at any month-end         14,600,000   12,800,000
   Average balance outstanding during the year          8,100,000    6,458,333
   Weighted-average interest rate:
         As of year-end                                     5.38%        4.11%
         Paid during the year                               4.72%        2.87%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expenses divided by the related average balance.

9.      OTHER BORROWINGS

The following tables set forth information concerning other borrowings at October 31:

                                                        Weighted-       Stated interest
                                Maturity range            average         rate range
      Description              from          to       interest rate      from        to              2006             2005
------------------------    -----------    -------    --------------    -------    ------         ------------    -------------
Convertible                  02/18/10       02/18/10        5.91   %     5.91  %    5.91  %      $ 1,000,000        $ 1,000,000
Mid-Term Repo Fixed          04/30/07       05/11/15        3.93         3.30       4.84           7,800,000         10,800,000
Fixed rate                   08/20/08       08/20/08        6.24         6.24       6.24           1,500,000          1,500,000
Fixed rate amortizing        05/23/08       05/23/08        4.14         4.14       4.14           1,140,732          1,834,917
                                                                                                 ------------       -----------
                  Total                                                                          $11,440,732        $15,134,917
                                                                                                 ===========        ===========


Maturities of other borrowings at October 31, 2006, are summarized as follows:

                Year Ending                                       Weighted-
                October 31,                         Amount       Average Rate
      --------------------------------          ------------    -------------

                   2007                         $ 5,511,754          3.64%
                   2008                           2,928,978          5.12%
                   2010                           1,000,000          5.91%
                   2015                           2,000,000          4.84%
                                                ------------
                                Total           $11,440,732          4.43%
                                                ============

The Bank entered into a ten-year "Convertible Select" fixed commitment advance arrangement for $1,000,000 with the FHLB. Rates may be reset at the FHLB's discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change the Bank may exercise a put option and satisfy the obligation without penalty. The fixed-rate amortizing borrowings require monthly payments of $62,131 through May 2008.

All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as mortgage loans which are owned by the Bank free and clear of any liens or encum-brances. In addition, the Bank has a maximum borrowing capacity of $105.7 million with the FHLB at October 31, 2006.

10.      INCOME TAXES

The provision (benefit) for income taxes consists of:

                                                     2006         2005
                                                  ---------    ---------
Federal tax expense:
     Current                                      $ (28,537)    $300,408
     Deferred                                      (184,936)     (42,085)
                                                  ---------     --------
                                                   (213,473)     258,323
State and local:
     Current                                              -       40,876
                                                  ---------     --------

     Total                                        $(213,473)    $299,199
                                                  =========     ========

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at October 31 are as follows:

                                                   2006          2005
                                                 --------      --------
Deferred tax assets:
     Allowance for loan losses                   $375,519      $171,664
     Nonaccrual interest                           19,753         1,580
     Deferred compensation                         24,831        22,791
     Net unrealized loss on securities            430,642       315,420
                                                 --------      --------
          Total gross deferred tax assets         850,745       511,455
                                                 --------      --------

Deferred tax liabilities:
     Premises and equipment                        69,308        32,195
     Other
                                                    2,019          --
                                                 --------      --------
          Total gross deferred tax liabilities     71,327        32,195
                                                 --------      --------

          Net deferred tax assets                $779,418      $479,260
                                                 ========      ========

No valuation allowance was established at October 31, 2006 and 2005, in view of the Company's ability to carryback to taxes paid in previous years and certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                                         2006                            2005
                                               ------------------------          ----------------------
                                                                % of                             % of
                                                               Pretax                           Pretax
                                                 Amount        Income             Amount        Income
                                                 ------        ------             ------        ------
Provision at statutory rate                    $(161,609)      (34.0) %          $358,691        34.0 %
State tax expense,
  net of federal tax                                   -           -               26,978         2.6
Tax-exempt income                               (122,814)      (25.8)             (95,874)       (9.1)
Other, net                                        70,950        14.9                9,404         0.9
                                               ---------       -----             --------        ----
Actual tax expense and
  effective rate                               $(213,473)      (44.9) %          $299,199        28.4 %
                                               =========       =====             ========        ====

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax that is calculated at 11.5 percent of Pennsylvania earnings based on U.S. generally accepted accounting principles with certain adjustments, as well as New Jersey corporate income tax calculated at 9.0 percent of adjusted federal taxable income apportioned to New Jersey.

11.     COMMITMENTS AND CONTINGENT LIABILITIES

Commitments
-----------

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

-----------

The off-balance sheet commitments consisted of the following:

                                             2006          2005
                                          -----------   -----------
           Commitments to extend credit   $16,303,934   $15,336,032
           Letters of credit                  696,078             -
                                          -----------   -----------
                Total                     $17,000,012   $15,336,032
                                          ===========   ===========

Included above are fixed-rate commitments for 2006 of approximately $484,500 with interest rates ranging from 6.49 percent to 8.00 percent. The commitments outstanding at October 31, 2006, contractually mature in less than one year.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments consisted primarily of available commercial and personal lines of credit, undispersed portion of construction loans, and loans approved but not yet funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Standby  letters  of  credit  represent  conditional  commitments  issued by the
Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. The Company holds collateral for these instruments, as deemed necessary, which are typically Company deposit instruments.

Contingent Liabilities
----------------------

The Company is involved in various legal actions from the normal course of business activities. Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial position.

12.     EMPLOYEE BENEFITS

Savings Plan
------------

The Company currently sponsors a 401(k) savings plan for substantially all employees and officers. Under the terms of the plan, the Company may match eligible employee contributions at the discretion of the Board of Directors not to exceed amounts allowable by law. All employees with at least one year of service who work over 1,000 hours per year are eligible to participate in employer contributions to the plan. The Company contributes 100 percent of the first 4 percent of an employee's contribution and 50 percent of the next 2 percent, for a maximum match of 5 percent. Such matching contributions vest over a three-year period. The Company made contributions of approximately $38,000 and $39,000 for the years ended October 31, 2006 and 2005, respectively.

Incentive Retirement Plan
-------------------------

The Bank implemented an incentive compensation plan, effective January 1, 2004, to reward key management and the Board of Directors for achieving strategic goals of the Bank. Under such plan, the future value of units awarded to plan participants will be based upon the accumulation of future retained earnings of the Bank, on an unconsolidated basis, above the level of the Bank's retained earnings at January 1, 2004. As of the date of such award on January 1, 2004, such units had no value. The aggregate future value of such units will equal up to 10 percent of the accumulated future retained earnings of the Bank. Such units are earned and nonforfeitable after participants have completed not less than three years of service (including prior service) with the Bank. The participants have the option to choose how the benefit is paid based upon time of retirement. Under the Plan no expense was recognized for the year ended October 31, 2006. The expense recognized for the year ended October 31, 2005 totaled $35,000. This plan was amended in December 2006 to provide for full distribution of balances in 2007.

Employee Stock Ownership Plan ("ESOP")
--------------------------------------

In connection with the Conversion, the Company created an ESOP for the benefit of employees who meet the eligibility requirements, which include having completed one year of service with the Company or its subsidiary and attained age 21. The ESOP trust acquired 206,310 shares of the Company's stock from proceeds from a loan with the Company. The Company makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The ESOP trust's outstanding loan bears interest at 4.00 percent and requires a quarterly payment of principal and interest of $48,294 through April of 2018.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the Consolidated Balance Sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. The Company's contribution expense for the ESOP was $192,605 and $196,617 for the years ended October 31, 2006 and 2005, respectively.

The following table presents the components of the ESOP shares:


                                              2006           2005
                                          -----------    -----------

        Allocated shares                       36,841         22,105
        Shares distributed                     (1,885)             -
        Unreleased shares                     169,469        184,205
                                          -----------    -----------
        Total ESOP shares                     204,425        206,310
                                          ===========    ===========
        Fair value of unreleased shares   $ 2,545,091    $ 2,754,239

Restricted Stock Plan
---------------------

In October 2006, the Board of Directors approved the establishment of the Restricted Stock Plan and Trust which purchased 91,455 shares of stock for future awards. On October 17, 2006, the Company awarded 87,345 shares of restricted stock to directors, officers, and employees of the Company. Of these shares, 300 were immediately vested. The remaining 87,045 shares vest over a four-year period ending in 2010. Compensation expense recognized in 2006 relating to the vesting of shares was $3,826.

Stock Option Plan
-----------------

The Company has a fixed director and employee stock-based compensation plan. Under the plan, the Company may grant options for up to 228,637 shares of common stock. The exercise price for the purchase of shares subject to a stock option may not be less than 100 percent of the fair market value of the shares covered by the option on the date of the grant. The term of stock options will not exceed ten years from the date of grant.

Options granted on October 17, 2006 were granted with an immediate vesting schedule.

-----------------

The following table presents share data related to the outstanding options:

                                                                                                         Weighted-
                                                                                                          average
                                                                                                          Exercise
                                                                                          2006             Price
                                                                                        --------      -----------------

      Outstanding, November 1, 2005                                                            -              $      -
      Granted                                                                            206,910                 12.75
      Exercised                                                                                -                     -
      Forfeited                                                                                -                     -
                                                                                       ---------
      Outstanding, October 31, 2006                                                      206,910                 12.75
                                                                                       =========

      Exercisable at year-end                                                            206,910              $  12.75
                                                                                       =========

The following table summarizes the characteristics of stock options at October 31, 2006:

                                                          Outstanding                                Exercisable
                                          ---------------------------------------------    ---------------------------------
                                                         Contractual        Average                             Average
                            Exercise                       Average          Exercise                            Exercise
       Grant Date             Price         Shares           Life            Price             Shares            Price
-------------------------    ---------    -----------    -------------    -------------    ---------------   ---------------
       10/17/2006             $12.75        206,910          9.97            $12.75              206,910         $12.75


13.     REGULATORY RESTRICTIONS

Dividend Restrictions
---------------------

Federal banking laws, regulations, and policies limit the Bank's ability to pay dividends and make other distributions to the Company. The Bank must obtain prior OTS approval to declare a dividend or make any other capital distribution if, after such dividend or distribution; (1) the Bank's total distributions to the holding company within that calendar year would exceed 100 percent of its net income during the year plus retained net income for the prior two years; (2) the Bank would not meet capital levels imposed by the OTS in connection with any order; or (3) if the Bank is not adequately capitalized at the time.

Regulatory Capital Requirements
-------------------------------

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

As of October 31, 2006 and 2005, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well-capitalized financial institution, Total risk-based, Tier 1 risk-based, core capital, and tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively. Management believes, as of October 31, 2006, the Bank met all capital adequacy requirements to which they are subject.

The Bank's actual capital ratios are presented in the following tables, which show that the Bank met all regulatory capital requirements.

-------------------------------

The following table reconciles the Bank's capital under U.S. generally accepted accounting principles to regulatory capital.

                                                  2006          2005
                                              -----------   -----------

       Total stockholders' equity             $20,665,489   $21,095,456
       Accumulated other comprehensive loss       779,916       563,181
                                              -----------   -----------

       Tier I, core, and tangible capital      21,445,405    21,658,637

       Allowance for loan losses                1,111,840       506,708
                                              -----------   -----------

       Total risk-based capital               $22,557,245   $22,165,345
                                              ===========   ===========


The Bank's actual capital ratios are presented in the following table:

                                                       2006                                       2005
                                             ------------------------        ---------------------------
                                                Amount          Ratio            Amount        Ratio
                                             ------------   ---------         ------------- ------------

Total Capital
  (to Risk-Weighted Assets)
--------------------------

Actual                                       $22,557,245         25.2 %        $22,165,345      34.0 %
For Capital Adequacy Purposes                  7,174,880          8.0            5,219,040       8.0
To Be Well Capitalized                         8,968,600         10.0            6,523,800      10.0


Tier I Capital
  (to Risk-Weighted Assets)
--------------------------

Actual                                       $21,445,405         23.9 %        $21,658,637      33.2 %
For Capital Adequacy Purposes                  3,587,440          4.0            2,609,520       4.0
To Be Well Capitalized                         5,381,160          6.0            3,914,280       6.0


Core Capital
  (to Adjusted Assets)
---------------------

Actual                                       $21,445,405         12.4 %        $21,658,637      15.3  %
For Capital Adequacy Purposes                  6,930,128          4.0            5,650,510       4.0
To Be Well Capitalized                         8,662,660          5.0            7,063,138       5.0


Tangible Capital
  (to Adjusted Assets)
---------------------

Actual                                       $21,445,405         12.4 %        $21,658,637      15.3 %

For Capital Adequacy Purposes                  2,598,798          1.5            2,118,941       1.5
To Be Well Capitalized                         N/A                N/A             N/A            N/A


14.     FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments are as follows:

                                                    2006                          2005
                                         ---------------------------     -------------------------
                                           Carrying        Fair           Carrying       Fair
                                            Value          Value           Value         Value
                                         ------------   ------------     ----------  -------------
Financial assets:
      Cash and cash equivalents          $  2,417,145   $  2,417,145    $ 2,162,811    $ 2,162,811

      Certificates of deposit in other
        financial institutions                 99,000         99,000        193,793        193,793
      Investment securities
         available for sale                46,189,276     46,189,276     50,082,732     50,082,732
      Investment securities
         held to maturity                   2,209,134      2,276,285      2,150,395      2,149,249
      Net loans receivable                112,357,048    112,497,961     84,602,435     85,883,082
      Accrued interest receivable             995,466        995,466        754,403        754,403
      Federal Home Loan Bank stock          1,327,200      1,327,200      1,649,900      1,649,900
      Bank-owned life insurance             3,079,870      3,079,870      2,961,261      2,961,261

Financial liabilities:
      Deposits                           $136,770,906   $136,496,874    $87,407,966    $86,888,912
      Short-term borrowings                 2,500,000      2,500,000     12,800,000     12,800,000
      Other borrowings                     11,440,732     11,301,441     15,134,917     15,026,410
      Advances by borrowers for taxes
         and insurance                        354,864        354,864        436,601        436,601
      Accrued interest payable                 82,703         82,703        124,243        124,243


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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents,  Accrued Interest Receivable,  Federal Home Loan Bank
--------------------------------------------------------------------------------
Stock,  Bank-Owned Life Insurance,  Short-Term Borrowings,  and Accrued Interest
--------------------------------------------------------------------------------
Payable
-------

The fair value is equal to the current carrying value.

Investment Securities Available for Sale
----------------------------------------

The fair value of investment securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Net Loans Receivable,  Certificates of Deposit in Other Financial  Institutions,
--------------------------------------------------------------------------------
Deposits, and Other Borrowings
------------------------------

The fair value for loans is estimated by discounting contractual cash flows and adjusting for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar characteristics. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for certificates of deposit in other financial institutions, time deposits, and other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio with current market rates being offered for products of similar remaining maturities.

Commitments to Extend Credit
----------------------------

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

16.     PARENT COMPANY

Condensed financial statements of SE Financial Corp. are as follows:

                             CONDENSED BALANCE SHEET


                                                  Year Ended October 31,
                                                    2006          2005
                                                -----------   -----------

ASSETS
     Cash                                       $ 1,088,088   $ 2,501,331
     Investment securities available for sale     3,529,324     6,903,238
     Loan receivable                              1,773,689     1,892,920
     Investment in subsidiary                    18,891,799    19,202,536
     Other assets                                   708,640       580,184
                                                -----------   -----------

TOTAL ASSETS                                    $25,991,540   $31,080,209
                                                ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
     Other borrowings                           $ 1,996,175   $         -
     Other liabilities                               16,683        17,309
     Stockholders' equity                        23,978,682    31,062,900
                                                -----------   -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       25,991,540   $31,080,209
                                                ===========   ===========



                          CONDENSED STATEMENT OF INCOME


                                                        Year Ended October 31,
                                                           2006         2005
                                                        ---------    ---------

INCOME                                                  $ 258,312    $ 444,510

EXPENSES                                                  334,688      370,601
                                                        ---------    ---------

Net income (loss) before income tax expense (benefit)     (76,376)      73,909
Income tax expense (benefit)                              (25,596)      29,243
                                                        ---------    ---------
Income (loss) before equity in undistributed net
     earnings of subsidiary                               (50,780)      44,666
Equity in undistributed net earnings of subsidiary       (211,068)     711,108
                                                        ---------    ---------

NET INCOME (LOSS)                                       $(261,848)   $ 755,774
                                                        =========    =========
                                      F-26

                        CONDENSED STATEMENT OF CASH FLOWS


                                                                                    Year Ended October 31,
                                                                                       2006           2005
                                                                                   -----------    -----------
OPERATING ACTIVITIES
     Net income (loss)                                                             $  (261,848)   $   755,774
     Adjustments to reconcile  net income  (loss) to net cash  provided by (used for) operating activities:
             Equity in undistributed net earnings of subsidiary                        211,068       (711,108)
             Loss on sale of investment securities available for sale                   23,667          5,937
             Other, net                                                                 61,432       (361,273)
                                                                                   -----------    -----------
                      Net cash provided by (used for) operating activities              34,319       (310,670)
                                                                                   -----------    -----------

INVESTING ACTIVITIES
    Proceeds from the sale of investment securities available for sale               2,141,519        994,063
    Proceeds from principal repayments and maturities                                1,210,922      1,854,326
                                                                                   -----------    -----------
                      Net cash provided by investing activities                      3,352,441      2,848,389
                                                                                   -----------    -----------

FINANCING ACTIVITIES
    Increase in other borrowings                                                     1,996,175              -
    Purchase of treasury stock                                                      (3,532,200)      (581,125)
    Purchase of shares for stock compensation trust                                 (3,021,300)             -
    Cash dividends                                                                    (242,678)      (237,686)
                                                                                   -----------    -----------
                      Net cash used for financing activities                        (4,800,003)      (818,811)
                                                                                   -----------    -----------

                  Increase (decrease) in cash                                       (1,413,243)     1,718,908

CASH AT BEGINNING OF PERIOD                                                          2,501,331        782,423
                                                                                   -----------    -----------

CASH AT END OF PERIOD                                                              $ 1,088,088    $ 2,501,331
                                                                                   ===========    ===========

17.     SELECTED QUARTERLY DATA (Unaudited)

                                                  Three Months Ended
                              ----------------------------------------------------------
                               January 31,     April 30,       July 31,     October 31,
                                  2006           2006           2006           2006
                              -----------    -----------    -----------    -----------

Total interest income         $ 2,125,510    $ 2,209,142    $ 2,537,147    $ 2,682,808
Total interest expense          1,015,006      1,167,040      1,390,028      1,499,584
                              -----------    -----------    -----------    -----------
Net interest income             1,110,504      1,042,102      1,147,119      1,183,224
Provision for loan losses          36,138        215,980        116,065        252,419
                              -----------    -----------    -----------    -----------
Net interest income after
  provision for loan losses     1,074,366        826,122      1,031,054        930,805
Total noninterest income           86,153        105,085        121,598        137,698
Total noninterest expense       1,179,060      1,115,249      1,184,878      1,309,015
                              -----------    -----------    -----------    -----------

Income before income taxes        (18,541)      (184,042)       (32,226)      (240,512)
Income taxes                      (27,114)       (85,008)        (8,819)       (92,532)
                              -----------    -----------    -----------    -----------
Net income                    $     8,573    $   (99,034)   $   (23,407)   $  (147,980)
                              ===========    ===========    ===========    ===========

Per share data:
Net income
      Basic                   $      0.00    $     (0.05)   $     (0.01)   $     (0.08)
      Diluted                        0.00          (0.05)         (0.01)         (0.08)
Average shares outstanding
      Basic                     2,294,150      1,893,338      1,896,994      1,899,496
      Diluted                   2,294,150      1,893,338      1,896,994      1,899,496


                                                  Three Months Ended
                              ----------------------------------------------------------
                               January 31,     April 30,       July 31,     October 31,
                                  2005           2005           2005           2005
                              -----------    -----------    -----------    -----------


Total interest income         $ 1,635,406    $ 1,692,492    $ 1,823,005    $ 1,947,668
Total interest expense            615,240        620,973        732,955        833,012
                              -----------    -----------    -----------    -----------

Net interest income             1,020,166      1,071,519      1,090,050      1,114,656
Provision for loan losses          17,000         34,000         45,393         53,778
                              -----------    -----------    -----------    -----------

Net interest income after
  provision for loan losses     1,003,166      1,037,519      1,044,657      1,060,878

Total noninterest income           96,746        115,821        128,451        105,273
Total noninterest expense         691,994        858,632      1,059,183        927,729
                              -----------    -----------    -----------    -----------

Income before income taxes        407,918        294,708        113,925        238,422
Income taxes                      137,033         90,270         24,717         47,179
                              -----------    -----------    -----------    -----------

Net income                    $   270,885    $   204,438    $    89,208    $   191,243
                              ===========    ===========    ===========    ===========

Per share data:
Net income
      Basic                   $      0.11    $      0.09    $      0.04    $      0.08
      Diluted                        0.11           0.09           0.04           0.08
Average shares outstanding
      Basic                     2,382,402      2,386,115      2,386,086      2,370,425
      Diluted                   2,382,402      2,386,115      2,386,086      2,370,425

                                      F-28